# HURCO®

**2025** Annual Report

# REPORT to Shareholders

2025 was a challenging, but pivotal, year for Hurco Companies. We faced continued headwinds from global trade tariffs and a sluggish start in some of our key markets. But in the second half of the year, we saw clear improvement in orders and sales in the United States and Germany, two of our largest markets. This uptick affirmed that the strategic adjustments we made earlier in the year were correct. Throughout 2025, our team responded with agility and determination, implementing measures to overcome the challenges and positioning the company for renewed growth.

We enter 2026 with cautious optimism and a continued focus on short-term cost controls and long-term investments, innovation and vision.

**To further strengthen our foundation for growth,** we made key leadership transitions in both the U.S. and Germany during 2025. In North America, we welcomed a new General Manager with nearly four decades of industry experience and a proven track record of operational excellence to lead our U.S. business. In Germany, we established a dynamic co-leadership structure by appointing an experienced executive alongside our long-time Managing Director, reinforcing our management team in that important region. These leadership enhancements bring fresh perspectives and a sharpened focus on execution and customer engagement. I am confident that these new leaders will help drive our next phase of growth and better serve our customers across both markets.

**We also undertook strategic cost-reduction initiatives to reinforce our financial stability** in the face of economic volatility. By maintaining discipline in our spending, we reduced selling, general, and administrative expenses. At the same time, we improved our working capital management and operational efficiencies, which contributed to a significant increase in our cash balance year-over-year. These financial gains were achieved while preserving our critical investments in innovation and customer support. The result is a leaner organization that is financially stronger and well-prepared to capitalize on growth opportunities.

**Another significant achievement in 2025 was the implementation of a completely new global marketing strategy.** We revamped our marketing approach to present a unified brand message and leverage digital channels more effectively, ensuring that Hurco's value proposition resonates across all of our regions. This initiative included refreshing our brand visuals and messaging, enhancing our online presence, and launching targeted campaigns to engage customers in key industries. Early feedback from customers and distributors has been positive. We expect this modernized marketing strategy to increase our global visibility, strengthen our brand equity, and ultimately support our sales efforts in the coming years.

None of our achievements this year would have been possible without **the dedication of our people.**

**Innovation remained at the core of Hurco's mission throughout 2025.** We continued to push the boundaries of what our machine tools and software can do by integrating advanced technologies focused on boosting customer productivity. Our engineering teams made meaningful progress toward our vision for autonomous manufacturing by furthering AI integration within our control systems and software. I am excited to share that we are on track to launch a new AI-powered machine control system in 2026. This next-generation control will leverage machine learning and intelligent automation to make machining even more intuitive and efficient for our customers. We believe this system will set a new industry benchmark for smart, user-friendly CNC controls and exemplifies our unique ability as a vertically integrated company to seamlessly deploy cutting-edge advancements that deliver practical benefits on the shop floor.

**We have long believed that the future of manufacturing lies in the synergy between skilled operators and intelligent systems.** As we execute our innovation roadmap, AI-driven feature recognition will significantly simplify CNC programming for operators. While fully autonomous manufacturing remains a long-term goal, each step in our roadmap is designed to deliver clear, practical, user-friendly solutions that provide immediate value and bring our customers cumulatively closer to that future.

**Our employees across the globe demonstrated extraordinary resilience, adaptability, and commitment** in the face of both external challenges and internal changes. They embraced new strategies, drove innovation, and never wavered in their focus on serving our customers. I am personally grateful for their hard work and passion.

**As we look ahead to 2026,** we are confident that the initiatives and improvements we achieved in 2025 have set the stage for a return to growth. Our innovation pipeline remains strong, with new solutions poised to enhance productivity and profitability for our customers. At the same time, we remain vigilant and realistic about the external challenges that may persist, including economic uncertainties and the ongoing impact of tariffs. By staying true to our strategy and focusing on innovation, operational efficiency, and customer success, we are well positioned to adapt and thrive in the years to come.

**ON BEHALF OF THE BOARD OF DIRECTORS AND THE ENTIRE HURCO LEADERSHIP TEAM,**

I want to express my **sincere gratitude** to our employees for their passion and dedication and to our shareholders, for your continued confidence and support.

Together, we navigated a challenging year, but I believe we have laid a strong foundation for Hurco's future. I am excited to build on this progress as we embark on 2026, and I am confident we will continue to innovate, grow, and deliver value to our customers and shareholders in the years ahead.

Gregory S. Volovic
*President and Chief Executive Officer*

# GLOBAL Locations

Hurco Companies has its origins and current headquarters in Indianapolis, Indiana—as well as manufacturing, sales and support locations in Europe, Asia and North America. This footprint is further supported by a dedicated and driven distributor network. Together, we ensure that our customers have what they need to build their businesses and their reputations.









# OUR Brands

HURCO

MIND OVER METAL - Hurco CNC machines are powered by proprietary technology that increases customer productivity and profitability. We provide customers with reliable machine tools equipped with sophisticated technologies that simplify complex processes. The integrated Hurco control is the most versatile in the industry, supporting both industry standard programming and conversational programming.

MILLTRONICS®

BEYOND EXPECTATIONS - Milltronics CNC machines are equipped with an interactive computer control system that is compatible with G-codes and M-codes generated from CAD/CAM software and conversational visual-aid programming. The Milltronics brand includes product lines of general purpose CNC mills and lathes. The Milltronics line is designed for excellent value with more standard features for the price versus other brands.

TAKUMI®

WHEN PRECISION MATTERS - Takumi CNC machines are designed and built for high-efficiency milling and high-level precision. Equipped with control systems such as Fanuc® and Heidenhain®, we have adapted the world's most used controls to our rugged, durable machines to help manufacturers achieve higher productivity through speed, accuracy and reliability.

## USA

**MACHINERY SALES CO.**
A division of Hurco North America
*Serving Southern California*

**HURCO COMPANIES, INC.**
Indianapolis, IN
Hurco North America
*Serving the USA, Canada, Mexico and South America*

**TAKUMI USA, PROCOBOTS**
*Serving the USA*

**MILLTRONICS**
*Serving the USA*
Indianapolis, IN

**BRAUN MACHINERY**
A division of Hurco North America
*Serving Western Michigan*

## UNITED KINGDOM

**HURCO EUROPE LTD.**
*United Kingdom, Ireland, Africa, the Middle East and Scandinavia*

## ITALY

**HURCO S.R.L.**
**LCM PRECISION TECHNOLOGY S.R.L.**

## GERMANY

**HURCO WERKZEUGMASCHINEN GmbH**
*Germany, Austria, Belarus, Bosnia-Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Latvia, Lithuania, Macedonia, Montenegro, the Netherlands, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Turkey and Ukraine*

## POLAND

**HURCO SP. z o.o.**

## THE NETHERLANDS

**HURCO B. V.**

## INDIA

**HURCO INDIA PRIVATE LTD.**
*Serving India, Pakistan, Bangladesh and Sri Lanka*

## SINGAPORE

**HURCO S.E. ASIA PTE. LTD.**
*Serving Australia, Indonesia, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam*

## TAIWAN

**TAKUMI PRECISION CO., LTD.**
**HURCO MANUFACTURING LTD.**
*Manufacturing and assembly of Hurco, Milltronics and Takumi machine tools*

**HURCO AUTOMATION LTD.**
*Manufacturing and assembly of Hurco and Milltronics controls*

## CHINA

**NINGBO HURCO TRADING CO., LTD.**
*Shanghai*

**NINGBO HURCO TECHNOLOGY CO. LTD.**
*Ningbo*

# ELEVEN YEAR Financial Data

| FOR the Fiscal Year Ended<br>in thousands except per share data and stock price | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|---|
| Sales and service fees | $178,554 | $186,584 | $227,807 | $250,814 | $235,195 | $170,627 |
| Cost of sales and service | 145,574 | 148,841 | 171,639 | 186,336 | 178,946 | 134,170 |
| Selling, general and administrative expenses | 43,248 | 46,029 | 49,552 | 51,731 | 46,001 | 41,416 |
| Goodwill impairment | — | — | — | — | — | 4,903 |
| Operating income [loss] | [10,268] | [8,286] | 6,616 | 12,747 | 10,248 | [9,862] |
| Other income [expense] | [1,901] | [1,564] | 138 | [869] | [127] | [941] |
| Income before taxes | [12,169] | [9,850] | 6,754 | 11,878 | 10,121 | [10,803] |
| Income tax expense [benefit] | 2,948 | 6,758 | 2,365 | 3,652 | 3,357 | [4,556] |
| Net income [loss] | [15,117] | [16,608] | 4,389 | 8,226 | 6,764 | [6,247] |
| AVERAGE SHARES OUTSTANDING | | | | | | |
| Basic | 6,456 | 6,489 | 6,499 | 6,580 | 6,595 | 6,670 |
| Diluted/Primary | 6,456 | 6,489 | 6,528 | 6,632 | 6,608 | 6,670 |
| EARNINGS PER SHARE | | | | | | |
| Basic | [2.34] | [2.56] | 0.67 | 1.24 | 1.01 | [0.93] |
| Diluted/Primary | [2.34] | [2.56] | 0.66 | 1.23 | 1.01 | [0.93] |
| | | | | | | |
| Capital expenditures | 3,021 | 2,876 | 2,577 | 2,193 | 2,369 | 1,656 |
| Depreciation and amortization | 2,691 | 3,532 | 4,093 | 3,918 | 4,193 | 4,547 |
| Gross profit margin % | 18.5% | 20.2% | 24.7% | 25.7% | 23.9% | 21.4% |
| Operating income [loss] as % of sales | [5.8%] | [4.4%] | 2.9% | 5.1% | 4.4% | [5.8%] |
| Closing Stock Price as of October 31 | 17.95 | 21.01 | 20.00 | 23.15 | 32.45 | 29.84 |
| STOCK PRICE RANGE FOR THE FISCAL YEAR | | | | | | |
| High | 23.76 | 28.20 | 30.41 | 35.15 | 38.83 | 39.38 |
| Low | 13.19 | 14.83 | 19.59 | 21.75 | 28.27 | 20.39 |

| AT Fiscal Year End<br>in thousands except per share data and<br>number of employees | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|---|
| Working capital | $173,055 | $180,788 | $193,257 | $194,733 | $208,700 | $200,974 |
| Current ratio | 4.33 | 4.78 | 4.52 | 3.66 | 3.57 | 4.98 |
| Total assets | 264,298 | 268,643 | 290,589 | 306,237 | 332,935 | 295,655 |
| Total debt | — | — | — | — | — | — |
| Shareholders' equity | 198,787 | 207,172 | 222,231 | 222,644 | 238,419 | 231,148 |
| Total debt to capitalization % | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% |
| Shareholder's equity per share[1] | 30.79 | 31.93 | 34.04 | 33.57 | 36.08 | 34.65 |
| Number of employees | 651 | 688 | 716 | 735 | 706 | 710 |
| Dividends paid per share | — | 0.32 | 0.63 | 0.59 | 0.55 | 0.51 |

[1]Based on shares outstanding at fiscal year end—diluted.

| FOR the Fiscal Year Ended in thousands except per share data and stock price | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| Sales and service fees | $263,377 | $300,671 | $243,667 | $227,289 | $219,383 |
| Cost of sales and service | 186,169 | 208,865 | 173,103 | 156,849 | 150,292 |
| Selling, general and administrative expenses | 54,668 | 58,010 | 49,661 | 50,824 | 45,287 |
| Goodwill impairment | — | — | — | — | — |
| Operating income [loss] | 22,540 | 33,796 | 20,903 | 19,616 | 23,804 |
| Other income [expense] | 784 | [1,300] | [187] | [731] | [251] |
| Income before taxes | 23,324 | 32,496 | 20,716 | 18,885 | 23,553 |
| Income tax expense [benefit] | 5,829 | 11,006 | 5,601 | 5,593 | 7,339 |
| Net income [loss] | 17,495 | 21,490 | 15,115 | 13,292 | 16,214 |
| AVERAGE SHARES OUTSTANDING | | | | | |
| Basic | 6,759 | 6,700 | 6,615 | 6,569 | 6,543 |
| Diluted/Primary | 6,815 | 6,771 | 6,680 | 6,642 | 6,602 |
| EARNINGS PER SHARE | | | | | |
| Basic | 2.57 | 3.19 | 2.27 | 2.01 | 2.46 |
| Diluted/Primary | 2.55 | 3.15 | 2.25 | 1.99 | 2.44 |
| Capital expenditures | 4,870 | 5,863 | 4,445 | 4,177 | 4,533 |
| Depreciation and amortization | 3,745 | 3,713 | 3,616 | 3,868 | 3,222 |
| Gross profit margin % | 29.3% | 30.5% | 29.0% | 31.0% | 31.5% |
| Operating income [loss] as % of sales | 8.6% | 11.2% | 8.6% | 8.6% | 10.9% |
| Closing Stock Price as of October 31 | 34.79 | 40.74 | 44.75 | 26.20 | 26.87 |
| STOCK PRICE RANGE FOR THE FISCAL YEAR | | | | | |
| High | 44.99 | 50.50 | 46.75 | 33.65 | 39.95 |
| Low | 31.07 | 38.08 | 24.80 | 23.25 | 24.93 |

| AT Fiscal Year End in thousands except per share data and number of employees | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| Working capital | $207,229 | $194,632 | $175,526 | $160,413 | $151,026 |
| Current ratio | 4.79 | 3.24 | 3.48 | 3.77 | 3.32 |
| Total assets | 301,065 | 315,407 | 277,808 | 251,949 | 248,577 |
| Total debt | — | 1,434 | 1,507 | 1,476 | 1,583 |
| Shareholders' equity | 240,245 | 222,853 | 203,085 | 185,475 | 174,568 |
| Total debt to capitalization % | 0.0% | 0.6% | 0.7% | 0.8% | 0.9% |
| Shareholder's equity per share[1] | 35.25 | 32.91 | 30.40 | 27.92 | 26.44 |
| Number of employees | 785 | 800 | 749 | 758 | 769 |
| Dividends paid per share | 0.47 | 0.43 | 0.39 | 0.35 | 0.31 |

[1]Based on shares outstanding at fiscal year end—diluted.

5

# CORPORATE Information

**ANNUAL MEETING**
**All shareholders are invited to attend our annual meeting, which will be held on THURSDAY, MARCH 12, 2026, AT 10:00 A.M. ET.**
at Hurco's Corporate Offices,
1 Technology Way,
Indianapolis, IN 46268.

**TRANSFER AGENT**
**Computershare Investor Services**
462 South 4th Street,
Louisville, KY 40202

**LEGAL COUNSEL**
Corporate Law:
**Faegre Drinker Biddle & Reath LLP**

Patent Law:
**Faegre Drinker Biddle & Reath LLP**
600 E. 96th Street, Suite 600
Indianapolis, IN 46240

**INDEPENDENT AUDITORS**
**Deloitte & Touche LLP**
111 Monument Circle, Suite 4200
Indianapolis, IN 46204

**INVESTOR RELATIONS**
**Sonja K. McClelland,**
*Executive Vice President, Treasurer, and Chief Financial Officer*
1 Technology Way
Indianapolis, IN 46268
Telephone [317] 293-5309

**STOCK MARKET INFORMATION**
Hurco Common Stock is traded on the Nasdaq Global Select Market under the ticker symbol HURC.

**There were approximately 122 holders of record of our common stock as of December 13, 2025.**

The following table sets forth the high and low sales prices of the shares of Common Stock for the periods indicated, as reported by The Nasdaq Stock Market LLC.

| Fiscal Quarter Ended | 2025 | | 2024 | |
|---|---|---|---|---|
| | HIGH | LOW | HIGH | LOW |
| JANUARY 31 | $23.76 | $17.51 | $24.73 | $19.29 |
| APRIL 30 | 23.45 | 13.22 | 28.20 | 18.01 |
| JULY 31 | 21.46 | 13.19 | 18.57 | 14.83 |
| OCTOBER 31 | 19.56 | 16.25 | 22.99 | 15.18 |

| Financial Highlights | 2025 | 2024 |
|---|---|---|
| Sales and service fees | $178,554 | $186,584 |
| Cost of sales and service | 145,574 | 148,841 |
| Selling, general and administrative expenses | 43,248 | 46,029 |
| Operating income [loss] | [10,268] | [8,286] |
| Net income [loss] | [15,117] | [16,608] |
| Earnings [loss] per common share [diluted] | [2.34] | [2.56] |
| Order intake | 171,290 | 198,302 |
| Working capital | 173,055 | 180,788 |
| Cash and cash equivalents | 48,713 | 33,330 |
| Total assets | 264,298 | 268,643 |
| Total debt | — | — |
| Shareholders' equity | 198,787 | 207,172 |
| Shareholder's equity per share[1] | 30.79 | 31.93 |
| Number of employees | 651 | 688 |
| Stock price - October 31 | 17.95 | 21.01 |

[1]Based on shares outstanding at fiscal year end—diluted.

**DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS**
Certain statements made in this annual report may constitute "forward-looking statements" within the meaning of federal securities laws. The forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These risks and uncertainties are identified in Item 1A of the annual report on Form 10-K. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
**FORM 10-K**

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2025 or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________

Commission File No. 0-9143

**HURCO COMPANIES, INC.**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Indiana**<br>(State or other jurisdiction of incorporation or organization) | **35-1150732**<br>(I.R.S. Employer Identification Number) |
| **One Technology Way**<br>**Indianapolis, Indiana**<br>(Address of principal executive offices) | **46268**<br>(Zip code) |

Registrant's telephone number, including area code **(317) 293–5309**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, no par value | HURC | The Nasdaq Stock Market LLC |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b–2 of the Exchange Act.

☐ Large accelerated filer☒ Accelerated filer☐ Non–accelerated filer☒ Smaller reporting company☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Act).
Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non–affiliates as of April 30, 2025 (the last business day of our most recently completed second quarter) was $100,674,809.

The number of shares of the registrant's common stock outstanding as of December 31, 2025 was 6,414,616.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's Proxy Statement for its 2026 Annual Meeting of Shareholders (Part III).

**Forward-Looking Statements**

This report contains certain statements that are forward-looking statements within the meaning of federal securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words "may", "will", "should", "would", "could", "anticipate", "expect", "plan", "seek", "believe", "predict", "estimate", "potential", "project", "target", "forecast", "intend", "strategy", "future", "opportunity", "assume", "guide", and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These risks and uncertainties include, among others, the cyclical nature of the machine tool industry; uncertain economic conditions, which may adversely affect overall demand, in the Americas, Europe and Asia Pacific markets; the risks of our international operations; governmental actions, initiatives and regulations, including import and export restrictions, duties and tariffs and changes to tax laws; the effects of changes in currency exchange rates; competition with larger companies that have greater financial resources; our dependence on new product development; the need and/or ability to protect our intellectual property assets; the limited number of our manufacturing and supply chain sources; increases in the prices of raw materials, especially steel and iron products; the effect of the loss of members of senior management and key personnel; our ability to integrate acquisitions; acquisitions that could disrupt our operations and affect operating results; failure to comply with data privacy and security regulations; breaches of our network and system security measures; possible obsolescence of our technology and the need to make technological advances; impairment of our assets; negative or unforeseen tax consequences; uncertainty concerning our ability to use tax loss carryforwards; changes in the SOFR rate; the impact of the COVID-19 pandemic and other public health epidemics and pandemics on the global economy, our business and operations, our employees and the business, operations and economies of our customers and suppliers; and the risks and other important factors under the heading "Risk Factors" in Part I, Item 1A of this report. You should understand that it is not possible to predict or identify all factors that could cause actual results to differ materially from forward-looking statements. Consequently, you should not consider any list or discussion of such factors to be a complete set of all potential risks or uncertainties. Readers of this report are cautioned not to place undue reliance on these forward-looking statements. While we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this report. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports and our other filings with the Securities and Exchange Commission ("SEC").

## PART I

**Item 1.** **BUSINESS**

**General**

Hurco Companies, Inc. is an international, industrial technology company. We design, manufacture, and sell computerized (i.e., Computer Numeric Control ("CNC")) machine tools, consisting primarily of vertical machining centers (mills) and turning centers (lathes), to companies in the metal cutting industry through a worldwide sales, service, and distribution network. Although most of our computer control systems and software products are proprietary, they predominantly use industry standard personal computer components. Our computer control systems and software products are primarily sold as integral components of our computerized machine tool products. We also provide machine tool components, automation integration equipment and solutions for job shops, software options, control upgrades, accessories, and replacement parts for our products, as well as customer service, training, and applications support. As used in this report, the words "we", "us", "our", "Hurco" and the "Company" refer to Hurco Companies, Inc., and its consolidated subsidiaries.

Since our founding in 1968, we have been a leader in the introduction of interactive computer control systems that automate manufacturing processes and improve productivity in the metal parts manufacturing industry. We pioneered the application of microprocessor technology and conversational programming software for use in machine tools. Our Hurco brand computer control systems can be operated by both skilled and unskilled machine tool operators, and yet can instruct a machine to perform complex tasks. The combination of microprocessor technology and patented interactive, conversational programming software in our proprietary computer control systems enables operators on the production floor to create a program quickly and easily to machine a particular part from a blueprint or computer aided design file, and immediately begin machining that part.

Our strategy is to design, manufacture, and sell a comprehensive line of computerized machine tools that help customers in the worldwide metal cutting market increase productivity and profitability. Most of our machine tools employ proprietary, interactive computer control technology that increases productivity through ease of operation via interactive conversational and graphical programming software. All of our machine tools, regardless of brand, deliver high levels of machine performance (speed, accuracy and surface finish quality) that increase productivity. We routinely expand our product offerings to meet customer needs, which has led us to design and manufacture more complex machining centers with advanced capabilities.

Our executive offices and principal design and engineering operations are headquartered in Indianapolis, Indiana, U.S. We have sales, application engineering, and service subsidiaries in China, the Czech Republic, France, Germany, India, Italy, the Netherlands, Poland, Singapore, Taiwan, the United Kingdom, and the U.S. We have manufacturing and assembly operations in Taiwan, the U.S. and Italy, and distribution facilities in the U.S., the Netherlands, and Taiwan. We bring a disciplined approach to strategically enter new geographic markets, as appropriate.

Our strategy also focuses on market expansion to reach more customers with more products on a global basis. We have made five acquisitions since 2013, which: (1) has given us more advanced products with significant improvements in our machine tool accuracy and precision, (2) allows us to seek higher productivity in complex manufacturing environments, (3) provides automation for machine tending solutions, and (4) minimizes dependencies associated with volatilities from economic and geographic cyclicality. While the Hurco-branded computer control systems have been, and continue to be, our premium flagship product line, we have added other products to our portfolio that provide product diversity and market penetration opportunity priced from value-tier to high-performance serving a variety of different industries. We have not changed our overall strategy to design, manufacture, and sell a comprehensive line of computerized machine tools; rather, we have enhanced this strategy through growth both organically and through acquisitions in an effort to attain long-term stability and profitability.

We have seen the demand for machine tools fluctuate over the last three years. Our industry has continued to face global headwinds due to changing economic and regulatory conditions. During fiscal year 2025, our sales and service fees were $178.6 million, a decrease of $8.0 million, or 4%, compared to fiscal year 2024 and included a favorable currency impact of $2.0 million, or 1%, when translating foreign sales to U.S. dollars for financial reporting purposes. Sales decreased year-over-year due primarily to a decreased volume of shipments of Hurco 5-axis vertical machines and entry-level 3-axis Hurco and Milltronics machines in the Americas, Germany and France, as well as decreased shipments of electro-mechanical components and accessories manufactured by our wholly-owned subsidiary, LCM Precision Technology S.r.l. ("LCM"). For fiscal year 2025, we reported a net loss of $15.1 million, or $2.34 per diluted share, compared to net loss of $16.6 million, or $2.56 per diluted share, for fiscal year 2024.

## Industry

Machine tool products are capital goods, which makes them part of an industry that has historically been highly cyclical.

Industry association data for the U.S. machine tool market is available, and that market accounts for approximately 15% of worldwide consumption. Reports available for the U.S. machine tool market include:
- Global Machine Tool Outlook – generated by Oxford Economics;
- United States Machine Tool Consumption – generated by the Association for Manufacturing Technology, this report includes metal cutting machines of all types and sizes, including segments in which we do not compete;
- Purchasing Manager's Index – developed by the Institute for Supply Management, this report includes activity levels in U.S. manufacturing plants that purchase machine tools; and
- Capacity Utilization of Manufacturing Companies – issued by the Federal Reserve Board.

A limited amount of information is available for foreign markets, and different reporting methodologies are used by various countries. Machine tool consumption data, published by the Association for Manufacturing Technology, calculates machine tool consumption annually by country. It is important to note that data for foreign countries are based on government reports that may lag six to 12 months behind real-time and, therefore, are unreliable for forecasting purposes.

Demand for capital equipment can fluctuate significantly during periods of changing market conditions. Manufacturers and suppliers of capital goods, such as our company, are often the first to experience these changes in demand. Additionally, since we build to stock and our typical order backlog is approximately 45 days, it is difficult to estimate demand with any reasonable certainty. Therefore, we do not have the benefit of relying on the common leading indicators that other industries use for market analysis and forecasting purposes.

## Products

Our core products consist of general-purpose, computerized machine tools for the metal cutting industry, principally, vertical and horizontal machining centers (mills), turning centers (lathes), and toolroom machines. Most of our machine tools are equipped with our fully integrated computer control systems that are powered by our proprietary software, while the remaining machine tools are equipped with industry standard controls. Additionally, we produce and distribute software options, control upgrades, hardware accessories, and replacement parts for our machine tool product lines, and we provide operator training and support services to our customers. We also produce computer control systems and related software for press brake applications that are sold as retrofit units for installation on existing or new press brake machines, and we own an automation integration company that specializes in job shop automation.

The following table sets forth the contribution of each of our product groups and services to our total revenues during each of the past three fiscal years (in thousands):

**Net Sales and Service Fees by Product Category**

|  | Year Ended October 31, | | | | | |
|---|---|---|---|---|---|---|
|  | **2025** | | **2024** | | **2023** | |
| Computerized Machine Tools | $ 142,259 | 80 % | $ 147,561 | 79 % | $ 188,335 | 83 % |
| Computer Control Systems and Software [†] | 2,416 | 1 % | 2,447 | 1 % | 2,805 | 1 % |
| Service Parts | 25,095 | 14 % | 27,628 | 15 % | 28,439 | 12 % |
| Service Fees | 8,784 | 5 % | 8,948 | 5 % | 8,228 | 4 % |
| Total | $ 178,554 | 100 % | $ 186,584 | 100 % | $ 227,807 | 100 % |

[†] Amounts shown do not include computer control systems and software sold as an integrated component of computerized machine tools.

## Product Portfolio by Brand

We have three CNC machine tool brands in our product portfolio. Hurco is the technology and innovation brand for customers who seek to increase productivity and profitability by selecting a brand with the latest software and motion control technology. Milltronics is the value-tier brand for shops that want easy-to-use machines at competitive prices. The Takumi brand is for customers looking for top-tier precision and performance typically sought by the die and mold, aerospace, and medical industries. Takumi machines are equipped with industry standard controls instead of the proprietary controls found on Hurco and Milltronics machines. ProCobots, LLC ("ProCobots") is our wholly-owned subsidiary that provides automation solutions, such as feeders, machine tending systems, and collaborative robots (cobots). In addition, through our wholly-owned subsidiary LCM, we produce high-value machine tool components and accessories. The main product categories of each brand are outlined below.

The Hurco, Milltronics, and Takumi product lines represent a comprehensive product portfolio with more than 150 different CNC machine models. The combined machine tool product lines provide benefits related to the development of product enhancements, technologies, and models. Due to leverage of shared resources and cross-utilization of proven engineering designs, we achieve manufacturing efficiency from economies of scale.

## *Hurco CNC Machine Tools*

Hurco computerized machine tools are equipped with a fully integrated interactive computer control system that features our proprietary WinMax® software. Our computer control system enables a machine tool operator to create complex two-dimensional ("2D") or three-dimensional ("3D") machining programs directly from an engineering drawing or computer-aided design geometry file, such as a solid model. An operator with little or no machine tool programming experience can easily create a program with minimal training and successfully machine the part in a short period of time. The control features a touchscreen operator console and incorporates an upgradeable personal computer ("PC") platform using a high-speed processor with solid rendering graphical programming. In addition, WinMax® has a Windows®† based operating system that enables users to improve shop floor flexibility and software productivity. Companies using computer-controlled machine tools are better able to:
- maximize the efficiency of their human resources;
- make more advanced and complex parts from a wide range of materials using multiple processes;
- incorporate rapidly evolving changes in technology into their operations to maintain their competitive edge;
- integrate their business into the global supply chain of their customers; and
- connect equipment to intranet external networks to facilitate collaboration, communication and monitoring.

Our Windows® based Hurco control facilitates our ability to meet these customer needs. The familiar Windows® operating system coupled with our intuitive conversational style of program creation allows our customers' operators to create and edit part-making programs without incurring the incremental overhead of specialized computer aided design ("CAD") and computer aided manufacturing ("CAM") software. With the ability to transfer most CAD data directly into a Hurco program, part programming time can be significantly reduced.

Our proprietary controls with WinMax® software and high-speed processors efficiently handle the large amounts of data that complex part-making programs require and enable our customers to create parts with higher accuracy at faster speeds. We continually add technology to our controls and machines to enhance performance, productivity, and precision. UltiMotion®, our patented motion control system, provides significant cycle time reductions and increases the quality of a part's surface finish. This technology differentiates us in the marketplace and is incorporated into our control.

Our offering of Hurco machining centers, currently equipped with either a dual touch-screen console or a single touch-screen console, consists of the following product lines:

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† Windows® is a registered trademark of Microsoft Corporation in the United States and other countries.

### VMi Product Line

The VM product line consists of moderately priced vertical machining centers for the entry-level market while still offering the advantages of our advanced control and motion systems. The design premise of the machining center with a large work volume with a small footprint is to optimize floor space. The VM line consists of six models in four sizes with X-axis (horizontal) travels of 26 (three models), 30, 40, and 50 inches. Most models are equipped with a belted spindle up to 12,000rpm, one model is equipped with an inline (direct drive) spindle, and one model includes motor spindle speeds up to 30,000rpm.

### VMXi Product Line

The VMX product line is our flagship series of machining centers and consists of high-performance vertical machining centers aimed at manufacturers that require faster speeds and greater part accuracy. The small and medium size models are available with either belted or inline (direct drive) spindles and the larger models are offered as either #40 or #50 taper. The VMX line consists of 14 models in eight sizes with X-axis travels of 24, 26, 30, 42, 50, 60, 64, and 84 inches.

### HSi Product Line

Due to the integral, motorized spindle with a maximum speed of 20,000rpm, the HS product line is desirable for the die and mold industry because of that industry's particular interest in the improvement of surface finish quality and the reduction of cycle time. Additionally, this product line offers us the opportunity to expand our customer base to manufacturers that produce larger batches. The HS product line consists of four models with X-axis travels of 24, 30, 42, and 60 inches.

### Ui Series Product Line

This product line features five-axis trunnion tables integrated onto familiar C-frame style machines, making an easy entry into five-axis for first-time users. U Series models are offered with eight, ten, and 14-inch diameter rotary tables with either standard (belted) or direct drive (inline) spindles. High-speed spindles (20,000rpm or 30,000rpm) are offered as an option.

### SRTi/SWi Product Line

The SRT Series of five-axis machines utilizes motorized spindles and a swivel head with a C-axis rotary table embedded into and flush with the machine table, making them among the most flexible machines in the industry. The SW model utilizes the swivel head and a traditional machine table that can then be fitted with an A-axis rotary table to machine long five-axis parts. These models are available in 42-, 60-, or 84-inch X-axis travels. Customers can choose between standard and high-speed spindles.

### VCi/VCXi Product Line

The B-axis configuration of the VC/VCX Series provides greater undercut capability in both positive and negative directions, allowing users to access more part surface area for machining. These cantilever machines are available with either a 20-inch or 23.6-inch pallet, moderately-priced models or high-performance model, with a torque motor-driven 23.6-inch-diameter rotary table. A high speed motor spindle (20,000rpm) is offered as an option for high-performance models.

### BXi Product Line

The BX product line is for customers that require higher accuracy parts, as they are built with an extremely rigid double column design that offers superior vibration damping and excellent thermal characteristics. Four models are available, two with 40-inch X-axis travels (a three-axis version and a five-axis version), as well as 53-inch and 63-inch X-axis travel models. The 53-inch and 63-inch models are available with #40 or #50 taper.

### HMi Product Line
The HM product line offers customers moderately-priced horizontal machining centers designed for small lot sizes. Two models are available, one with a rotary table and one with a plain table. They both have X-axis travels of 67 inches. These products are designed for high-mix, low-volume applications that benefit from a horizontal spindle configuration, but do not require an expensive pallet switching system typically found on competitive horizontal machines.

### HBMXi Product Line
The HBMX product line is beneficial to manufacturers that build custom machinery and parts for a multitude of industries, such as packaging, pharmaceutical, automotive, energy, and medical. Additionally, boring mills are also used to repair and/or rebuild large components. The HBMX boring mill product line consists of four models with X-axis travels of 55, 79, 94, and 120 inches.

### DCXi Product Line
The double column DCX series offers four different sizes, based on two, three, and four-meter X-axis travels and Y-axis travel. These machining centers are designed to facilitate production of large parts and molds often required by the aerospace, energy, and custom machinery industries. The 2- and 3-meter models offer two different spindle sizes to fit different applications. The 3- and 4-meter models are available as five-axis machines equipped with two different types of articulating heads for either high-speed cutting or high-torque cutting. DCX machines are the largest models offered by Hurco that feature the powerful and flexible WinMax® control.

### TMi Product Line
The TM product line of slant-bed lathes (horizontal turning centers) is designed for entry-level job shops and contract manufacturers seeking efficient processing of small to medium lot sizes. The 2-axis turning TM models are in four sizes, measured by chuck size: six, eight, ten, and 12 inches. We added motorized tooling on the lathe turret to further enhance the capability of the TM turning centers and designated it as the TM-M product line. These turning centers with live tooling allow our customers to complete a number of secondary milling, drilling, and tapping operations while the part is still held in the chuck after the turning operations are complete, which provides significant productivity gains. The TM-M product line consists of three models: TM8Mi, TM10Mi, and TM12Mi. The newly introduced TM8MY and TM10MY models further expand productivity and flexibility by adding a Y-axis, making the models suitable for complex jobs.

### TMXi Product Line
The TMX product line consists of high-performance turning centers. There are six models in two sizes. The TMX models have higher speed spindles and a more rigid frame, the TMX-MY models are equipped with an additional axis and motorized live tooling, and the TMX-MYS models also have an additional spindle. These products are designed for customers who want to reduce part handling and complete complex components that require speed, accuracy, and superior surface finish in a single set-up. They are available in either eight or ten-inch main chuck sizes.

*Product Development*
Since Hurco is the technology and innovation brand of our corporate portfolio, we have focused our attention on product enhancements of existing models in an effort to align the Hurco brand with the newest engineering innovations and components available to compete with other premium brands in the marketplace. One example of a product enhancement completed in fiscal year 2025 was a next generation VC 500 5-axis to better fit market needs. Improved automation integration and ergonomics are among some of the considerations engineered into the design. The next generation VC 500 is expected to launch in early 2026. Further building on our well-positioned 5-axis lineup, we also completed the design of the BM 500U in fiscal year 2025. This new model features a rigid dual column bridge design to compete with general purpose 5-axis machines from other original equipment manufacturers ("OEMs"). As the market becomes more comfortable with multi-axis machines, opportunities with a growing number of job shops arise. To appeal to the job shop market, we have included the following in the design of the BM 500U: a smaller footprint, a 500mm table, a 15,000rpm spindle and faster axes. Additionally, we made background enhancements to our WinMax® software, focusing on bolstering reliability and optimizing resource management. These improvements are designed to ensure smoother user experience without interrupting workflow. These efforts collectively enhance software performance and efficiency, providing a more dependable and responsive experience while using WinMax®.

## *Milltronics CNC Machine Tools*

Our Milltronics line of CNC machine tools is designed for excellent value with more standard features for the price versus competitors. We manufacture and sell these machine tools with a fully integrated interactive computer control system. The INSPIRE+ control console, launched in 2024, was an upgrade from the previous system, Milltronics 9000 Series DGI CNC, with enhanced hardware and graphics features. The control is compatible with G & M Code programs (generated from CAD/CAM software) and features onboard conversational visual aid programming. The Milltronics portfolio consists of the following product lines:

*VK Series*
The VK is our CNC knee mill designed for prototype, research and development, maintenance, and other general-purpose applications. It offers the easy table access of a conventional knee mill, with the power and flexibility of the 9000 DGI CNC control and motion system. Unlike most competitive models, it is not a retrofit kit but rather designed from the ground up as a CNC.

*TRQ/TRM Product Line*
Products with the TRQ or TRM designation are part of the toolroom bed mill category, which are machines that are available without an enclosure (also referred to as open bed machines), that provide easy access to the worktable. Typical applications for these machines include general machining, job shops, prototype, or maintenance and repair. Available with quill-head or rigid-head designs, there are six models in four sizes with X-axis travels of 30, 40, 60 and 78 inches. The 60-inch and 78-inch models are also available with a high-torque option. Most toolroom models feature box way construction for rigidity and are designed to absorb vibrations.

*VM General Purpose Product Line*
The VM product line consists of attractively-priced vertical machining centers designed for job shops, prototype, research and development, and other general machining applications. These belt-driven models have 40-taper spindles and are available in four different sizes. Customers can choose models with X-axis travels of 25, 30, 40, or 50 inches. There is also a model with extended spindle nose-to-table dimensions for large fourth-axis rotary applications.

### VM Inline Performance (IL) Product Line
The VM-IL product line consists of moderately-priced performance vertical machining centers for high-speed applications, such as die and mold, aerospace, and medical machining. Featuring heavier castings, faster motion, and inline spindles, these 40-taper machines are available in four sizes. Models include X-axis travels of 30, 42, 50, or 60 inches. Many of these models have extended Y-axis travels.

### VM Extra Power (XP) Product Line
The VM-XP product line consists of moderately-priced, vertical machining centers for more demanding metal removal applications, such as castings or forgings. These heavy-duty, 50-taper models are designed for applications that require more power and torque. Customers can choose from three different models with X-axis travels of 50, 60, or 84 inches.

### VM (5X) Product Line
The VM-5X product line features five-axis trunnion tables integrated onto C-frame style machines and is available with either a 200 or 250mm plater. The 200mm machine is offered with a belted spindle and the 250mm machine comes with an inline configuration.

### BR Product Line
The BR product line consists of high-speed bridge mills that are used in pattern shops and the aerospace industry, in addition to job shops, due to the large table and travels that support a wide range of part sizes. BR machines have inline spindles and are available with 150 inches in X-axis travel and 60 inches in Y-axis travel.

### TRL Product Line
The TRL product line is Milltronics' newest line of tool room lathes. These turning centers feature a gap bed, a swing that ranges from 16.7 to 27 inches, and a Z-axis travel that ranges from 66.5 to 84.6 inches. Chuck size is chosen during the purchasing process.

### SL Product Line
The SL product line of slant-bed lathes (horizontal turning centers) is designed for entry-level job shops and contract manufacturers seeking efficient processing of small to medium lot sizes. These compact machines are available with chuck sizes of six, eight, and ten inches and support an optional conversational high-efficiency cutting cycle on the control called Bi-Directional Turning, a cutting strategy typically available only with high-end CAD/CAM systems.

### Product Development
Milltronics recently introduced the new INSPIRE+ control console, with a modern look, increased display size, and ergonomic input. The new control console leverages patented Hurco intellectual property to enhance cutting precision and surface finish on Milltronics machine tools. Features like rapid retract and leadscrew and squareness compensations enable customers to maximize their Milltronics machine tool's performance. Additionally, in fiscal year 2024, Milltronics introduced two new product lines, the TRL toolroom flatbed lathes and the X5 five-axis integrated machines. The X5 line is available in both belted and in-line spindle models, featuring a 200- or 250-millimeter trunnion table.

## *Takumi CNC Machine Tools*

The Takumi brand features machines designed for applications requiring precision and high speed, high efficiency milling. Market segments that require such applications, including die and mold, aerospace, medical, and energy, or any customer that needs to produce very high-accuracy parts quickly. Takumi machines are available with a variety of industry standard CNC controls, including Fanuc®*, Siemens®, Mitsubishi®, or Heidenhain®. Models include three-axis vertical machining centers with linear guides; three-axis vertical machining centers with box ways; high-speed, double column vertical machining centers; heavy-duty, double-column machining centers; five-axis machining centers and high-speed horizontal machining centers. Takumi machines are built and fitted to exacting standards to produce high accuracies and superior surface finishes. The Takumi portfolio consists of the following product lines:

### *PV Series*
The PV Series are entry-level vertical machining centers yet feature high-performance direct drive spindles and robust roller way technology. PV machines are available in two sizes with X-axis travels of either 26 or 41 inches. They are designed for general purpose and job shop applications.

### *VC Series*
The VC Series vertical machining centers are fast, three-axis linear guide machining centers designed for customers doing a variety of different parts, including die and mold, medical, automotive, and job shops. The VC machines are available in five sizes with X-axis travels of 34, 42, 47, 50, and 60 inches. An extended Y-axis travel version of the 42-inch model is offered for mold shops making square mold bases.

### *V Series*
The V Series vertical machining centers are heavy-duty, box-way machines built for tough applications such as roughing cast iron. These massive three-axis machines feature belt or geared spindles to provide maximum torque. The V Series product line includes eight models with X-axis travels of 39, 43, 47, 60, 70, 78, 86, and 126 inches.

### *H Series*
Designed to produce parts that require high precision and superior surface finishes, H Series machines offer an extremely rigid and thermally stable double-column design. These three-axis models feature high-speed, direct-drive spindles, or built-in HSK spindles, with up to 20,000rpm, in addition to spindle speed options of 24,000rpm and 36,000rpm. The H Series product line consists of 11 models with X-axis travels of 24, 40, 49, 63, 86, 126, 157, and 197 inches, with select models available with extended Y-axis travel and/or high-speed spindles. These machines are specifically targeted for die and mold and aerospace customers.

### *U Series*
Designed with trunnion tables or swivel heads, these five-axis simultaneous machining centers provide versatility, as well as reduced setup time and process time. Most models are offered with a double-column structure for superior stability and performance. The U Series product line consists of six models, four of which offer trunnion table sizes of 10, 16, 24, and 31.5 inches. The UB version is equipped with a B/C swivel head and a 12,000rpm built-in spindle. Its double-column design provides a spacious X-axis travel of 126 inches. The UR1000 has a two-axis head and a 39-inch rotary table integrated into a double-column machine, designed for large and heavy five-axis parts, such as those found in die and mold, aerospace, and energy applications.

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* Fanuc® is a registered trademark of GE Fanuc Automation Americas, Inc. Siemens® is a registered trademark of Siemens AG. Mitsubishi® is a registered trademark of Mitsubishi Electric Corporation. Heidenhain® is a registered trademark of HEIDENHAIN CORPORATION, a wholly-owned subsidiary of DR. JOHANNES HEIDENHAIN GmbH.

### G Series
Designed specifically for the machining of graphite or copper electrodes used in electrical discharge machining (EDM), G Series machines offer the same extremely rigid and thermally stable double-column design of the H Series with high-speed, direct-drive spindles, or built-in HSK spindles, that have up to 20,000rpm, but are also equipped with a graphite dust extraction system. The G Series product line consists of three models with X-axis travels of 22, 30, and 40 inches.

### BC Series
BC Series machines are double column, three-axis machining centers designed for heavy cutting and applications that require high power and torque, such as die and mold. These models include a heavy cutting, 6,000rpm geared-head spindle for maximum cutting power. The BC Series models are available in eight sizes, including X-axis travels of 83, 122, 126, 157 and 197 inches, with several models featuring different choices of Y-axis travel.

### HMX Series
The HMX Series are high-speed horizontal machining centers that are capable of up to 1G acceleration. These models include twin pallets to maximize cutting time along with very fast pallet exchange times and rapid traverse rates. Available in 400-, 500-, and 630-millimeter pallet sizes, they can also be fitted with expandable automatic tool changers that hold up to 220 tools. The HMX500 model is available in either #40 or #50 taper spindles.

### SL Lathes
SL slant-bed lathes are turning centers equipped with box ways and designed for heavy cutting to provide superior part finishes. The SL Series includes four models: the SL200 and SL250, both available with ten-inch chucks; the SL300, which has a 12-inch chuck; and the SL450, which has an 18-inch chuck.

### Product Development
Takumi recently introduced a new UVC600 five-axis machine with a 600-millimeter cantilever table. This machine features faster rapids with a 15,000rpm direct drive spindle for production of high accuracy and complex parts. The UA400 five-axis model was also introduced and has a 15,000rpm direct drive spindle with a trunnion table mounted 90 degrees on the front of the machine for ease of part loading and provision to integrate automation. Finally, Takumi developed three intelligent thermal compensation levels, iSPIN-TC, which, depending on the application, greatly reduces spindle thermal deviation.

## Other Computer Control Systems and Software Products

The following machine tool computer control systems and software products are sold directly to end-users and/or to other OEMs.

### Autobend®
Our Autobend® computer control systems are applied to metal bending press brake machines that form parts from sheet metal and steel plate. They consist of a microprocessor-based computer control and back gauge (an automated gauging system that determines where the bend will be made). We have manufactured and sold the Autobend® product line since 1968. We currently market two models of our Autobend® computer control systems for press brake machines, in combination with six different back gauges as retrofit units for installation on existing or new press brake machines.

***Software Products***

In addition to our standard computer control features, we offer software option products for part programming. These products are sold to users of our Hurco computerized machine tools equipped with our dual touch-screen or single touch-screen consoles featuring WinMax® control software. Each international division packages the options as appropriate for its market. The most common options include Advanced Verification Graphics, Solid Model Import with 3D DXF Technology, Swept Surface, DXF Transfer, UltiMonitor, UltiPocket with Helical Ramp Entry and Insert Pockets, Conversational Part and Tool Probing, Tool and Material Library, NC/Conversational Merge, Job List, Automation Job Manager, Stream Load, Active Thermal Compensation, Thread Repair, and Simultaneous Five-Axis Contouring.

The Advanced Verification Graphics option displays a picture of the rendered part on the screen of the control that can be viewed from any angle. The detail allows the customer to evaluate how the part is programmed to be machined before cutting commences, which eliminates the need to scrap expensive material.

Our Swept Surface software option simplifies programming of 3D contours and significantly reduces programming time.

The DXF Transfer software option increases operator productivity because it eliminates manual data entry of part features by transferring AutoCAD®* drawing files directly into our computer control or into our desktop programming software, WinMax® Desktop.

Solid Model Import with 3D DXF Technology automatically uses geometry from a 3D CAD model to easily create conversational programs for 2D and 3D parts or even 3+2 and 5-sided parts.

Designed to take advantage of the Internet of Things, UltiMonitor is a web-based productivity, management, and service tool that enables customers to monitor, inspect, and receive notifications about their Hurco machines from any location where they can access the internet. Customers can transfer part designs, receive event notifications via email or text, access diagnostic data, monitor the machine via webcam, and communicate with the machine operator.

UltiPocket with Helical Ramp Entry and Insert Pockets automatically calculates the tool path around islands, eliminating the arduous task of plotting these shapes. Islands can also be rotated, scaled, and repeated.

Conversational Part and Tool Probing options permit the computerized dimensional measurement of machined parts and the associated cutting tools. This "on-machine" technique improves the throughput of the measurement process when compared to traditional "off-machine" approaches.

The Tool and Material Library option stores the tool and material information with the machine instead of storing it with each individual part program. The user enters the tool data and geometry one time and chooses the particular tool from the list when it is needed. Additionally, the library reads the part program and automatically locates the tool or displays an alert if the tool does not exist. In addition to saving time, the Tool and Material Library eliminates the need to enter information repeatedly and can prevent common tool crash conditions.

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* AutoCAD® is a registered trademark of Autodesk, Inc., and/or its subsidiaries/ affiliates in the U.S. and/or other countries.

NC/Conversational Merge lets the user incorporate conversational features, such as tool probing, pattern operations, and scaling, into existing G-Code programs.

Job List provides an intuitive way to group files together and run them sequentially without operator intervention, which promotes automation, lights-out machining, program stitching, file bundling, and adaptive processes.

Automation Job Manager is a software feature designed specifically for seamless integration of the Hurco control to our automation package called Job Shop Automation, which promotes intuitive programming of collaborative robots for machine tending applications.

Stream Load allows the user to run very large NC files without the need to upload the entire file into the control's memory to avoid exceeding memory limits.

Active Thermal Compensation is a feature that uses sensors to measure head casting temperature growth and software that automatically compensates for that growth, improving part accuracy.

Thread Repair is a feature for turning applications that provides an efficient way to repair existing threads, which is especially beneficial for large pipes and other parts manufactured for the oil/energy sector.

Simultaneous Five-Axis Contouring software enables a five-axis machine to command motion concurrently on all axes. This allows the user to create continuous tool-paths along complex geometries with only a single machine/part setup, providing increased productivity along with the performance benefits of using shorter cutting tools. The sale of simultaneous five-axis contouring software is subject to government export licensing requirements.

### *ProCobots CNC Automation*

ProCobots provides automation solutions including collaborative robots (cobots), grippers, material handling, and Industry 4.0-capable software and controls. Designed to be easy to use, safe, and flexible, ProCobots solutions are standardized systems aimed at customers who are in high-mix, low- and medium-volume manufacturing environments. Products include portable models, such as the ProFeeder Flex and ProFeeder Table, as well as flexible cell solutions, including the ProFeeder and Easy Desk, and higher volume systems including the ProFeeder Compact, ProFeeder X, and ProFeeder XL models. ProCobots solutions are available for any Hurco, Milltronics, or Takumi machine.

### *LCM Machine Tool Components and Accessories*

Based in Italy, LCM designs, manufactures, and sells mechanical and electro-mechanical components and accessories for machine tools for a wide variety of machine tool OEMs. LCM's direct drive spindle, swivel head, and rotary torque table are used in the Hurco SRT line of five-axis machining centers to achieve simultaneous five-axis machining.

### *CNC Rotary Tables*

LCM has introduced a new generation of trunnion tables that are common across various machine models. These trunnion tables have faster rpm feedrates, interchangeable platter diameters, the ability to add power work holding devices and provision to easily incorporate rotary union. LCM has several lines of CNC rotary tables for both horizontal and vertical-horizontal positioning. Customers can choose rotary tables with either hydraulic or pneumatic clamping systems. Additionally, LCM offers CNC rotary tables powered by either a torque motor or a high-precision mechanical transmission.

### *CNC Tilt Tables*

LCM has several lines of CNC tilting rotary tables, intended specifically for five-axis machining centers. Each of the lines is differentiated by the technology used for clamping (hydraulic or pneumatic) and by the type of transmission (either mechanical transmission or torque motor).

### *Swivel Heads and Electro-spindles*

LCM has two primary lines of swivel heads that enable the spindle axis to be tilted with continuous motion and several electro-spindle (built-in motors for swivel heads) options. The two lines of swivel heads are differentiated by the type of transmission (either mechanical transmission or torque motor).

### <u>Non-Hurco Branded Products & Technologies</u>

While our three brands of CNC machine tools, related software products, Autobend®, ProCobots, and LCM are responsible for the vast majority of our revenue, we have added certain other non-Hurco OEM products to our portfolio that contribute to our top and bottom line, provide product diversity and market penetration opportunity, and reduce the impact of geographic cyclicality. We believe these non-Hurco branded products help us partially offset the cyclical nature of the machine tool market and potentially reduce the risks associated with expansion into new geographic markets by diversifying our product offering. These non-Hurco branded products are sold by our wholly-owned distributors and are comprised primarily of other general-purpose vertical machining centers and lathes, laser cutting machines, CNC grinders, compact horizontal machining centers, metal cutting saws, CNC Swiss lathes, and related parts, consumables, and installation and repair services. We also offer select models of Milltronics branded machines as OEM ready machines that can be branded and sold under a private label by independent third parties.

### <u>Parts and Service</u>

Our service organization provides installation, warranty, operator training, and customer support for our products on a worldwide basis. In the United States, our principal distributors generally have the primary responsibility for machine installation and warranty service and support for product sales. Our service organization also sells software options, computer control upgrades, accessories, and replacement parts for our products. We believe our after-sales parts and service business strengthens our customer relationships and provides continuous information concerning the evolving requirements of end-users.

**Manufacturing**

Our computerized metal cutting machine tools are manufactured and assembled to our specifications primarily by our wholly-owned subsidiary in Taiwan (Hurco Manufacturing Limited ("HML")). HML conducts final assembly operations and is supported by a network of contract suppliers of components and sub-assemblies that manufacture components for our products. The LCM line of electro-mechanical components and accessories for machine tools is designed and manufactured in Italy. Our facility in Indianapolis, Indiana, also conducts final assembly operations for certain Hurco VMX machines, Milltronics IL/XP models, Milltronics bridge mills for the American market, certain electro-spindle components for LCM, and automation systems for ProCobots.

We have a contract manufacturing agreement for computer control systems with Hurco Automation, Ltd. ("HAL"), a Taiwanese company in which we have a 35% ownership interest. This company produces all of our computer control systems to our specifications, sources industry standard computer components and our proprietary parts, performs final assembly, and conducts test operations.

We work closely with our subsidiaries, key component suppliers, and HAL to ensure that their production capacity will be sufficient to meet the projected demand for our machine tool products. Many of the key components used in our machines can be sourced from multiple suppliers. However, any prolonged interruption of operations or significant reduction in the capacity or performance capability at any of our manufacturing facilities, or at any of our key component suppliers, could have a material adverse effect on our operations.

**Marketing and Distribution**

We principally sell our products through approximately 160 independent agents and distributors throughout North and South America (the "Americas"), Europe, and Asia. Although some distributors carry competitive products, we are the primary line for the majority of our distributors globally. We also have our own direct sales and service organizations in China, the Czech Republic, France, Germany, India, Italy, the Netherlands, Poland, Singapore, Taiwan, the United Kingdom, and certain parts of the United States, which are among the world's principal machine tool consuming markets. Our selling divisions in the United States have responsibility for the Americas, which includes Canada, Mexico, Central America, South America, and the U.S.

Approximately 85% of the worldwide demand for computerized machine tools and computer control systems is outside of the U.S. In fiscal year 2025, approximately 62% of our revenues were derived from customers outside of the Americas. No single end-user or distributor of our products accounted for more than 5% of our total sales and service fees. The end-users of our products are precision tool, die and mold manufacturers, independent job shops, specialized short-run production applications within large manufacturing operations, and manufacturing facilities that focus on medium-to-high run production of large batches of a few types of parts instead of small batches of many different parts. Industries served include aerospace, defense, medical equipment, energy, automotive/transportation, electronics, and computer industries.

We also sell our Autobend® computer control systems to OEMs of new metal fabrication machine tools that integrate them with their own products prior to the sale of those products to their own customers, to retrofitters of used metal fabrication machine tools that integrate them with those machines as part of the retrofitting operation, and to end-users that have an installed base of metal fabrication machine tools, either with or without related computer control systems.

## Demand

We believe demand for our products is driven by advances in industrial technology and the related demand for automated process improvements. Other factors affecting demand include:
- the need to continuously improve productivity and shorten cycle time;
- an aging machine tool installed base that will require replacement with more advanced technology;
- the industrial development of emerging markets in Latin America, Asia, and Eastern Europe; and
- the declining supply of skilled machinists.

Demand for our products is also highly dependent upon economic conditions and the general level of business confidence, as well as factors such as production capacity utilization and changes in governmental policies regarding tariffs, corporate taxation, fluctuations in foreign currencies, and other investment incentives.

## Competition

We compete with many other machine tool producers in the U.S. and foreign countries. Most of our competitors are larger and have greater financial resources than us. Major worldwide competitors include DMG Mori Co., Ltd., Mazak Corporation, Haas Automation, Inc., Smart Machine Tool, DN Solutions (formerly Doosan Corporation), Okuma Corporation, Fryer Machine Systems Inc., ProtoTRAK CNC Machines, Quick Jet Machine, Co., Ltd., Gentiger Machinery Industrial, Co., Ltd., and Yeong Chin Machinery Industries, Co., Ltd.

Through our subsidiary LCM, we compete with manufacturers of machine tool components and accessories such as IBAG, Kessler, Peron Speed International, GSA Technology Co., Ltd., and Duplomatic Automation.

We strive to compete by developing patentable software and other proprietary features that offer enhanced productivity, technological capabilities, and ease of use. We offer our products in a range of prices and capabilities to target a broad potential market. We also believe that our competitiveness is aided by our reputation for reliability and quality, our strong international sales and distribution organization, and our extensive customer service organization.

## Intellectual Property

We consider the majority of our products to be proprietary. Various features of our Hurco and Milltronics control systems and machine tools employ technologies covered by patents and trademarks that are material to our business. We also own additional patents covering new technologies that we have acquired or developed, and that we are planning to incorporate into our control systems or products in the future.

**Human Capital Resources**

Hurco is committed to attracting and retaining the brightest and best talent. Therefore, investing, developing, and maintaining human capital is critical to our success. As of October 31, 2025, Hurco had approximately 651 full-time employees, of which approximately 30% were in the Americas and 70% were in other global regions. As a global industrial technology company, a large number of our employees are engineers, trained trade, or technical workers focusing on advanced manufacturing, and many of them hold master's, doctorate, or equivalent advanced degrees, or are veterans of the armed services. Hurco emphasizes a number of measures and objectives in managing its human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development and training, diversity, and compensation and pay equity. None of our employees are covered by a collective-bargaining agreement. We have not experienced any employee-generated work stoppages or disruptions, and we consider our employee relations to be satisfactory.

*Employee Engagement, Development, and Training*
We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. We advance continual learning and career development through ongoing performance and development conversations or evaluations with employees, internally and externally developed training programs, and educational reimbursement programs. In connection with the latter, reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited institutions that teach skills or knowledge relative to our business or otherwise to the development of the employee's skill set or knowledge base. In addition, we routinely invest in seminars, conferences, and other training or continuing education events for our employees.

*Diversity*
We are committed to fostering work environments that value and promote diversity. This commitment includes a policy to provide equal access to, and participation in, equal employment opportunities, programs, and services without regard to race, religion, color, national origin, disability, sex, sexual orientation, gender identity, stereotypes or assumptions based thereon. We pride ourselves on policies and programs designed for the development and fair treatment of our global workforce, including generous healthcare and benefit programs for our employees, equal employment hiring practices and policies, and anti-harassment, workforce safety, and anti-retaliation policies. We welcome and celebrate our teams' differences, experiences, and beliefs, and we are investing in a more engaged and diverse workforce.

*Ethical Business Practices*
We also foster a strong corporate culture that promotes high standards of ethics and compliance for our businesses, including policies that set forth principles to guide employee, officer, director, and vendor conduct, such as our Code of Business Conduct and Ethics. We also maintain a whistleblower policy and anonymous hotline for the confidential reporting of any suspected policy violations or unethical business conduct on the part of our businesses, employees, officers, directors, or vendors, and we provide training and education to our global workforce with respect to our Code of Business Conduct and Ethics and anti-corruption and anti-bribery policies. We intend to disclose any amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website at www.hurco.com.

**Backlog**

For information on orders and backlog, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in this report.

**Availability of Reports and Other Information**

Our website can be found at www.hurco.com. We use this website as a means of disclosing pertinent information about the Company, free of charge, including:

- Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy materials, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC;
- Press releases on quarterly earnings, product announcements, legal developments, and other material news that we may post from time to time;
- Corporate governance information including our Corporate Governance Principles, Code of Business Conduct and Ethics, information concerning our Board of Directors and its committees, including the charters of the Audit Committee, Compensation Committee, Nominating and Governance Committee and other governance-related policies; and
- Opportunities to sign up for email alerts and RSS feeds to have information provided in real time.

The information available on our website is not incorporated by reference in, or a part of, this or any other report we file with, or furnish to, the SEC.

**Item 1A. RISK FACTORS**

In this section, we describe what we believe to be the material risks related to our business. The risks and uncertainties described below or elsewhere in this report are not the only ones to which we are exposed. Additional risks and uncertainties not presently known and/or risks we currently deem immaterial may also adversely affect our business and operations. If any of the developments included in the following risks were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected.

**Risks Related to Our Industry and International Operations**

***The cyclical nature of our business causes fluctuations in our operating results.***
The machine tool industry is highly cyclical and changes in demand can occur abruptly in the geographic markets we serve. As a result of this cyclicality, we have experienced significant fluctuations in our sales, which, in periods of reduced demand, have adversely affected our results of operations and financial condition, which could re-occur in the future.

***Material adverse developments in global economic conditions, or the occurrence of certain other world events, could negatively affect demand for our products and harm our business.***

Economic uncertainty and business downturns in the U.S., European, and Asian Pacific markets have adversely affected, and may in the future adversely affect, our results of operations and financial condition. Global economic uncertainty has produced, and continues to produce, substantial stress, volatility, illiquidity, and disruption of global credit and other financial markets. Various factors contribute to the uncertain economic environment, including geopolitical tensions, military conflicts, the level and volatility of interest rates, the level of inflation, the continuing effects of regional or global health pandemics, an actual recession or fears of a recession, trade policies and tariffs, and political and governmental instability.

Economic uncertainty has and could continue to negatively affect the businesses and purchasing decisions of companies in the industries we serve. Such disruptions present considerable risks to our businesses and operations. As global economic conditions experience stress and negative volatility, or if there is an escalation in regional or global conflicts, or terrorism, we will likely experience reductions in the number of available customers and in capital expenditures by our remaining customers, longer sales cycles, deferral, or delay of purchase commitments for our products and increased price competition, any of which may adversely affect our business, results of operations and liquidity.

***Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business, financial condition, and results of operations.***

The U.S. government has adopted new approaches to trade policy, and in some cases may renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed tariffs on most foreign goods and has raised the possibility of imposing significant tariff increases or expanding the tariffs to capture other countries and types of goods. Tariffs on imports from nations from whom we procure products or materials and components used in our manufacturing process have increased our operating costs and, in the future, could require us to incur significant costs to transition to alternative manufacturers or suppliers. Future tariff increases, expanding the tariffs to cover other countries or other changes in U.S. trade policy could exacerbate these challenges.

In addition, in response to these tariffs, other countries have threatened, announced or implemented retaliatory tariffs on U.S. goods. Political tensions and uncertainty as a result of trade policies and ongoing judicial challenges to such policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, which could in turn have a material adverse impact on our business, financial condition and results of operations.

***Our international operations pose additional risks that may adversely impact sales and earnings.***

During fiscal year 2025, approximately 62% of our revenues were derived from sales to customers located outside of the Americas. In addition, our main manufacturing facilities are located outside of the U.S. Our international operations are subject to a number of risks, including:
- trade barriers;
- regional economic uncertainty and nationalistic trade strategies;
- differing labor regulation;
- governmental expropriation;
- domestic and foreign customs and tariffs;
- current and changing regulatory environments affecting the importation and exportation of products and raw materials;
- difficulty in obtaining distribution support;

- difficulty in staffing and managing widespread operations;
- differences in the availability and terms of financing;
- political instability and unrest;
- negative or unforeseen consequences resulting from the introduction, termination, modification, or renegotiation of international trade agreements or treaties or the imposition of countervailing measures or anti-dumping duties or similar tariffs;
- foreign exchange controls that make it difficult to repatriate earnings and cash;
- changes in tax regulations and rates in foreign countries; and
- changes in the geopolitical environment, wars, conflicts, or trade barriers or blockades in the European Union and Asia, which may adversely affect business activity and economic conditions globally and could continue to contribute to instability in global financial and foreign exchange markets, as well as disrupt the free movement of goods, services, and people between countries.

Quotas, tariffs, taxes, or other trade barriers could require us to attempt to change manufacturing sources, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets, or otherwise take actions that could be adverse to us and/or that we might not be able to accomplish in a timely manner or at all. Also, in some foreign jurisdictions, we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. These factors may adversely affect our future operating results. The vast majority of our products are shipped from our manufacturing facility in Taiwan from the Port of Taichung to four ports of destination: Los Angeles, California; Tacoma, Washington; Venlo, the Netherlands; and Shanghai, China. Changes in customs requirements, as a result of national security or other constraints put upon these ports, may also have an adverse impact on our results of operations. Similarly, significant delays at one or more of the ports where our products are shipped or received has impacted, and could continue to impact, the amount of time required to ship our products to customers, which could materially adversely impact our business, demand for our products, our ability to meet quoted delivery dates, our results of operations, future operations, and/or financial condition.

Additionally, we must comply with complex foreign and U.S. laws and regulations in a multitude of jurisdictions, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, other foreign laws prohibiting corrupt payments to governmental officials, and anti-competition regulations. Violations of these laws and regulations could result in fines and penalties, criminal sanctions, tariffs or duties, restrictions on our business conduct and on our ability to offer our products in one or more countries, and could also materially adversely affect our brand, our ability to attract and retain employees, our international operations, our business and our operating results. Although we have implemented policies, procedures, and training designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Finally, a significant portion of our manufacturing, production, and assembly operations are located in certain limited geographic territories, including the People's Republic of China ("China") and the Republic of China ("Taiwan"). The geopolitical environment and ongoing sovereign relationship between China and Taiwan, including recent heightened tensions between them, could have a material impact on our business. Specifically, if a trade war, tariff, physical or economic blockade, or war ensued and impacted access to or from the Taiwan or Chinese markets or workforce, we could have challenges maintaining production plans or output, accessing the skilled labor necessary to produce our products without interruption, accessing and/or shipping our finished goods, work in progress, or other inventories located in either of those territories, accessing or maintaining our supply base that is located in those territories or elsewhere, and/or otherwise experience significant disruptions in our business. Such disruptions, if prolonged, could have a material adverse effect on our business, results of operations, and financial condition. In such a case, we may be forced to relocate and/or shift production facilities to other geographic territories to mitigate the risks associated with consolidating our manufacturing operations in such territories, which would likely result in disruptions to our production plans and/or our ability to meet forecasted customer demand in the near and medium term, all of which could have a material adverse effect on our business, financial results, future operations, and/or financial position.

***Fluctuations in the exchange rates between the U.S. dollar and any of several foreign currencies can increase our costs and decrease our revenues.***

Our sales to customers located outside of the Americas, which generated approximately 62% of our revenues in fiscal year 2025, are invoiced and received in several foreign currencies, primarily the Euro, Pound Sterling, Chinese Yuan and Indian Rupee. Therefore, our results of operations and financial condition are affected by fluctuations in exchange rates between these currencies and the U.S. dollar, both for purposes of actual conversion and for financial reporting purposes. In addition, we are exposed to exchange risk associated with our purchases of materials and components for our Taiwan manufacturing operations, which are primarily made in the New Taiwan Dollar and the Euro. We hedge a portion of our foreign currency exposure with the purchase of forward exchange contracts. These hedge contracts only mitigate the impact of changes in foreign currency exchange rates that occur during the term of the related contract period and carry risks of counterparty failure. There can be no assurance that our hedges will have their intended effects.

***We compete with larger companies that have greater financial resources, and our business could be harmed by competitors' actions.***

The markets in which our products are sold are extremely competitive and highly fragmented. In marketing our products, we compete with other manufacturers in terms of quality, reliability, price, value, delivery time, service, and technological characteristics. We compete with a number of U.S., European, and Asian competitors, many of which are larger and have substantially greater financial resources and some of which have been supported by governmental or financial institution subsidies and, therefore, may have competitive advantages over us. Our financial resources are limited compared to those of many of our competitors, making it challenging to remain competitive.

## Operational and Strategic Risks

***Our competitive position and prospects for growth may be diminished if we are unable to develop and introduce new and enhanced products on a timely basis that are accepted in the market.***
The machine tool industry is subject to technological change, evolving industry standards, changing customer requirements, and improvements in and expansion of product offerings. Our ability to anticipate changes in technology, industry standards, customers' requirements, and competitors' product offerings, and to develop and introduce new and enhanced products on a timely basis that are accepted in the market, are significant factors in maintaining and improving our competitive position and growth prospects, and we may not be able to accomplish those actions on a timely basis or at all. If the technologies or standards used in our products become obsolete or fail to gain widespread commercial acceptance, our business would be materially adversely affected. Developments by others may render our products or technologies obsolete or noncompetitive.

***Our continued success depends on our ability to protect our intellectual property.***
Our future success depends, in part, upon our ability to protect our intellectual property. We rely principally on nondisclosure agreements, other contractual arrangements, trade secret law, trademark registration, and patents to protect our intellectual property. However, these measures may be inadequate to protect our intellectual property from infringement by others or to prevent misappropriation of our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do U.S. laws. Our inability to protect our proprietary information and enforce our intellectual property rights through infringement proceedings could have a material adverse effect on our business, financial condition, and results of operations.

We are also subject to claims that we may be infringing certain patent or other intellectual property rights of third parties. While it is not possible to predict the outcome of patent and other intellectual property litigation, such litigation could result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, reduce the market value of our products and services, lower our profits, and could otherwise have an adverse effect on our business, financial condition, and results of operations.

Finally, certain subcontractors, vendors, and third parties provide inputs, components, code, and/or similar items that are complimentary and compatible with our products, software, and controls. If we are unable to secure access and/or rights to any such inputs, components, code, or similar items, our ability to continue to produce our products without interruption could be challenged, which could materially and adversely impact our business, financial condition, results of operation, and demand for our products.

***Disruptions in our manufacturing operations or the supply of materials and components could adversely affect our business, results of operations and financial condition.***

We depend on our wholly owned subsidiaries, HML and LCM, to produce our machine tools and electro-mechanical components and accessories in Taiwan, the U.S., and Italy, respectively. We also depend on our 35% owned affiliate, HAL, and other key third-party suppliers to produce our computer control systems and key components, such as motors and drives, for our machine tools. An unplanned interruption in manufacturing or supply, or a significant increase in price from third party suppliers, would have a material adverse effect on our business, results of operations, and financial condition. Such an interruption or increase in price could result from various factors, including a change in the political environment, such as trade wars or tariffs, military conflicts, a natural disaster, such as an earthquake, typhoon, or tsunami, or vulnerabilities in our technology or cyber-attacks against our information systems, such as ransomware attacks. Any interruption in service by one of our key component suppliers, if prolonged, could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to establish additional or replacement suppliers for such components in a reasonable period of time, or on commercially reasonable terms, if at all, which could result in delays or interruptions in our operations, which would adversely affect our business, results of operations and financial condition.

***Fluctuations in the price of raw materials and other inputs, especially steel, iron, and energy, could adversely affect our sales, costs, and profitability.***

We manufacture products with a high iron and steel content. The availability and price for these and other raw materials, as well as for other inputs such as energy, are subject to volatility due to worldwide supply and demand forces, speculative actions, inventory levels, exchange rates, production costs, anticipated or perceived shortages, geopolitical relationships or conflicts, and tariffs or other trade restrictions. In some cases, those cost increases can be passed on to customers in the form of price increases, in other cases, they cannot. If the prices of raw materials and other inputs increase and we are not able to charge our customers higher prices to compensate, our results of operations would be adversely affected.

***The unanticipated loss of current members of our senior management team and other key personnel may adversely affect our operating results.***

The unexpected loss of members of our senior management team or other key personnel could impair our ability to carry out our business plan. We believe that our future success will depend, in part, on our ability to attract and retain highly skilled and qualified personnel. The loss of senior management or other key personnel may adversely affect our operating results as we incur costs to replace the departed personnel and potentially lose opportunities in the transition of important job functions.

***Acquisitions could disrupt our operations and harm our operating results.***

We actively seek opportunities to expand our product offerings or the markets we serve by acquiring other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

- difficulties integrating the operations, technologies, products, and personnel of an acquired company or being subjected to liability for the target's pre-acquisition activities or operations as a successor in interest;
- diversion of management's attention from normal daily operations of the business;
- potential difficulties completing projects associated with in-process research and development;
- difficulties entering markets in which we have no or limited prior experience, especially when competitors in such markets have stronger market positions;
- initial dependence on unfamiliar supply chains or relatively small supply partners;
- insufficient revenues to offset increased expenses associated with acquisitions; and

- the potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:
- issue common stock that would dilute our current shareholders' percentage ownership;
- borrow and subject us to increasing interest rates;
- assume or otherwise be subject to liabilities of an acquired company;
- record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
- incur amortization expenses related to certain intangible assets;
- incur large acquisition and integration costs, immediate write-offs, and restructuring and other related expenses; and
- become subject to litigation.

Mergers and acquisitions are inherently risky. No assurance can be given that our acquisitions will be successful. Further, no assurance can be given that an acquisition will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate an acquisition could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, there can be no assurance that enhancements to those products will be made in a timely manner or that pre-acquisition due diligence will identify all possible issues that might arise with respect to such products or the acquired business.

Risks related to new product development also apply to acquisitions. For additional information, please see the risk factor entitled, "Due to future changes in technology, changes in market demand, or changes in market expectations, portions of our inventory may become obsolete or excessive."

***Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.***
A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information, such as social security numbers, financial information, and other personal information. For example, several U.S. territories and all 50 states now have data breach laws that require timely notification to individual victims, and at times regulators, if a company has experienced the unauthorized access or acquisition of sensitive personal data. Other state laws include the California Consumer Privacy Act ("CCPA"), which gives California residents certain privacy rights in the collection and disclosure of their personal information and requires businesses to make certain disclosures and take certain other acts in furtherance of those rights. Additionally, the California Privacy Rights Act (the "CPRA") revised and significantly expanded the scope of the CCPA. The CPRA also created a new California data protection agency authorized to implement and enforce the CCPA and the CPRA, which could result in increased privacy and information security regulatory actions. Other states have considered and/or enacted similar privacy laws. We will continue to monitor and assess the impact of these state laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation, and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the U.K. and E.U. General Data Protection Regulation (the "GDPR"), also apply to some of our operations. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data continue to evolve. The GDPR imposes, among other things, strict obligations and restrictions on the collection and use of U.K. and E.U. personal data, a requirement for prompt notice of data breaches in certain circumstances, a requirement for implementation of certain approved safeguards (such as the use of approved "standard contractual clauses" and the performance of appropriate data transfer impact assessments) for transfers of personal data to other countries that have not been determined by the E.U. or the U.K. to provide adequate data privacy protections, and possible substantial fines for any violations. Brazil, India, South Africa, Japan, China, Israel, Canada, and numerous other countries have introduced and, in some cases, enacted, similar data privacy and cyber and data security laws.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement compliance with any additional requirements. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity, and could negatively affect our operating results and business.

***If our network and system security measures are breached and unauthorized access is obtained to our data, to our employees', customers', or vendors' data, or to our critical information technology systems, we may incur legal and financial exposure and liabilities.***

As part of our business, we store our data and certain data about our employees, customers, and vendors in our information technology systems. If a third party gained unauthorized access to our data, including any data regarding our employees, customers, or vendors, the security breach could expose us to risks, including loss of business, litigation, and possible liability. Our security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance, or otherwise. Third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords, or other information to gain access to our customers' data or our data, including our intellectual property and other confidential business information, or our information technology systems. In addition, given their size and complexity, our information systems could be vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors, and/or business partners, or from cyber-attacks by malicious third parties attempting to gain unauthorized access to our products, systems, or confidential information.

Like other public, multi-national corporations, we have and will continue to be subject to, instances of phishing attacks on our email systems, other cyber-attacks, including state-sponsored cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware, and other malware, wire fraud, or other cyber incidents.

The techniques used to obtain unauthorized access, or to sabotage systems, are becoming more sophisticated, frequent, and adaptive, and therefore, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach could result in: the unauthorized publication of our confidential business or proprietary information; the unauthorized release of employee, customer, or vendor data and payment information; a loss of confidence by our customers; damage to our reputation; a disruption to our business; litigation and legal liability; and a negative impact on our future sales. In addition, the cost and operational consequences of implementing further data protection or data restoration measures could be significant.

***Public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases have disrupted, and could continue to disrupt, our operations and materially and adversely affect our business, financial condition, and results of operations.***

Widespread public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases, such as the COVID-19 pandemic, have had, and could in the future have, a material adverse effect on our business, financial condition, and results of operations. The full extent to which a global health crisis will impact our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new medical and other information that may emerge as a result and the actions by governmental entities or others to contain it or treat its impact.

The impacts of a severe global health crisis could pose the risk that we or our employees, suppliers, customers and others may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of employee health and safety concerns, shutdowns, shelter in place orders, travel restrictions and other actions and restrictions that may be prudent or required by governmental authorities.

Global health crisis could disrupt our ability to deliver and/or install machines, our procurement of supplies for our operations, and our customers' purchasing behavior or decisions, including reduced demand for our products that could continue for an extended period of time. Any or all of the foregoing in jurisdictions where we or our customers, suppliers, or business partners are located have had and could in the future have a material adverse effect on our business, results of operations, cash flows, and financial condition. In addition, fluctuations in demand and other implications associated with a global health crisis, such as COVID-19, have resulted in, and could continue resulting in, certain supply chain constraints and challenges.

## Financial, Credit, and Liquidity Risks

***Our credit facility contains covenants that restrict our business and financing activities, and the property that secures our obligations under the credit facility may be subject to foreclosure in the event of a default.***

The credit agreement we entered into with Bank of America, N.A., as the lender, in January 2026 (the "2026 Credit Agreement") contains a number of customary restrictions and covenants, which, among other things and subject to certain expressly permitted transactions or parameters set forth therein, restrict our ability to acquire or merge with another entity, dispose of our assets, make investments, loans or guarantees, incur additional indebtedness, create liens or other encumbrances, or pay dividends or make other distributions beyond stated thresholds. The 2026 Credit Agreement requires us to maintain compliance with a maximum consolidated leverage ratio of total debt to EBITDA, which also effectively prohibits us from borrowing any amounts under the 2026 Credit Agreement when our consolidated EBITDA for the most recently completed measurement period is negative. As of the date we entered into the 2026 Credit Agreement, and as of the date of the filing of this report, the most recently completed measurement period was our fiscal year ended October 31, 2025, during which our consolidated EBITDA was negative, thereby effectively prohibiting us from currently borrowing under the 2026 Credit Agreement. There can be no assurance that our consolidated EBITDA will be positive, or sufficiently positive, in future periods, and therefore we may be unable to borrow any amounts under the 2026 Credit Agreement.

Our ability to comply with the provisions under the 2026 Credit Agreement may be affected by events beyond our control and our inability to comply with any of these provisions could result in a default under the 2026 Credit Agreement. If such a default occurs, the lender may elect to declare any borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable, and it would have the right to terminate any commitments it has to provide further borrowings. If we are unable to repay any outstanding borrowings when due, the lender under the 2026 Credit Agreement also has the right to proceed against the collateral, including a significant portion of our domestic personal property, granted to it to secure the indebtedness under the facility. If any indebtedness under the 2026 Credit Agreement were to be accelerated, we cannot assure you that our personal property would be sufficient to repay in full that indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and liquidity.

***Due to future changes in technology, changes in market demand, or changes in market expectations, portions of our inventory may become obsolete or excessive.***
The technology within our products evolves, and we periodically bring new versions of our machines to market. The phasing out of an old product involves estimating the amount of inventory required to satisfy the final demand for those machines and to satisfy future repair part needs. Based on changing customer demand and expectations of delivery times for repair parts, we may find that we have either obsolete or excess inventory on hand. Because of changes in technology, market demand or market expectations, we might have to write off unusable inventory, which would adversely affect our results of operations.

***Assets have become, and may become further, impaired, requiring us to record a significant charge to earnings.***
We review our assets, including intangible assets, for indications of impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. We could be required to record a significant charge to earnings in our financial statements for the period in which any impairment of these assets is determined, which would adversely affect our results of operations for that period.

***We may experience negative or unforeseen tax consequences.***
We may experience negative or unforeseen tax consequences, which could materially adversely affect our results of operations. We review the probability of the realization of our net deferred tax assets each period based on forecasts of taxable income in both the U.S. and foreign jurisdictions. This review uses historical results, projected future operating results based upon approved business plans, eligible carryforward periods, tax-planning opportunities, and other relevant considerations. Adverse changes in our profitability and financial outlook in the U.S. or foreign jurisdictions may require the creation of a valuation allowance to reduce our net deferred tax assets. Such changes could result in material non-cash expenses in the period in which the changes are made and could have a material adverse impact on our results of operations and financial condition. We also earn a significant amount of our operating income from outside the U.S., and any repatriation of funds representing earnings of foreign subsidiaries may significantly impact our effective tax rates.

We are subject to taxes in the U.S. and numerous foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the U.S., may be subject to significant change. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation, including tax laws in the U.S. Similarly, changes in tax laws or regulations, including those in the U.S., could negatively impact our effective tax rate and results of operations. A change in a statutory tax rate may result in the revaluation of our deferred tax assets and liabilities related to the relevant jurisdiction in which the new tax law is enacted, potentially resulting in a material expense or benefit recorded in our Consolidated Statements of Operations for that period.

Changes in the tax laws of the jurisdictions where we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in our tax expense. For example, changes in the tax laws of foreign jurisdictions could arise as a result of the "base erosion and profit shifting" project undertaken by the Organisation for Economic Co-operation and Development ("OECD"). The OECD, which represents a coalition of member countries, has recommended changes to numerous long-standing tax principles. These changes, as adopted by countries, could increase tax uncertainty and may adversely affect our provision for income taxes.

## Item 1B.     UNRESOLVED STAFF COMMENTS

None.

## Item 1C.   CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining processes for assessing, identifying and managing material risks from cybersecurity threats.

**Risk Management and Strategy**

We continue to invest in strengthening our cybersecurity strategy and platform and, as specifically set forth below, have integrated cybersecurity risk management into our broader enterprise risk management process. This integration will promote cybersecurity considerations as an integral part of our decision-making processes and operational practices. Our information technology department works closely with our senior management team to consistently identify, evaluate, and manage cybersecurity risks in alignment with our business strategy and objectives and operational needs.

We regularly monitor alerts from governmental authorities and industry experts, as well as third party system and organizational controls reports, to remain informed about prevailing and developing cybersecurity threats and bad actor tactics. We also periodically engage third party consultants to conduct independent assessments of our cybersecurity readiness and control effectiveness; to gain insights into emerging threats and vulnerabilities, industry trends, and leading practices; and to inform our cybersecurity strategy. Further, we work with third party experts and leverage external resources to evaluate known vulnerabilities in existing systems and provide remediation steps, as appropriate, and/or otherwise further protect the organization from cyber risk or threats, in each case including cybersecurity threats associated with our use of any third-party service provider.

Based upon results of the foregoing, we deploy a wide variety of technical safeguards that are designed to protect our information systems from cybersecurity threats, including advanced endpoint detection and response, next-generation firewalls with intrusion detection systems, access and credential controls, and multifactor authentication. We have also developed, implemented, and maintain a cyber incident response plan, which is periodically reviewed and updated and includes procedures for addressing and recovering from cyber incidents while reducing the impact on the business and operations. This plan provides a framework for identifying, controlling, and mitigating the attack while reducing the recovery time and keeping the executive management team and Audit Committee of our Board of Directors informed.

Notably, our cybersecurity strategy and incident response plan intentionally prioritize frequent and automated backup and recovery processes in an attempt to minimize the potential for critical data loss and/or business interruption. In doing so, we use systems that provide immutable backup and recovery of files and virtual machines, encryption of data at rest and in transit to protect against unauthorized access, and transmission of copies offsite at predetermined, recurring, and frequent intervals.

While we have experienced cybersecurity incidents and expect to continue to be subject to such incidents, to date, we have not experienced any cybersecurity incidents that have materially affected our business strategy, results of operations or financial condition. However, we are subject to ongoing risks from cybersecurity threats that could materially affect us, including our business strategy, results of operations, or financial condition, as further described in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

**Governance**

The Audit Committee of our Board of Directors oversees cybersecurity risk management as part of its risk oversight function and oversees the design and effectiveness of management's implementation of our cybersecurity risk management program, procedures, and contingency plans. Senior management plays a critical role in informing the Audit Committee on cybersecurity risks. More specifically, the information technology department regularly informs executive management, including the Chief Executive Officer, Chief Financial Officer and General Counsel, on all aspects pertaining to cybersecurity risks and incidents; and the Audit Committee receives periodic reports from executive management, senior information technology leadership, and risk management personnel on our cybersecurity and information security risks and postures. These periodic reports include updates on our activities preparing for, preventing, detecting, responding to, and recovering from cyber incidents, if applicable.

Senior management with primary oversight responsibility for day-to-day cybersecurity risk management includes our Chief Executive Officer, Chief Financial Officer, Director of Information Technology, General Counsel, Corporate Controller, and Chief Accounting Officer. The group's collective education and experience informs our cybersecurity risk assessment and management process and includes, among others, the following: higher education degrees (including master's level or equivalent) in computer science and/or technology; decades of experience in the information technology and computer science field; experience configuring and maintaining firewalls, VPNs, and endpoint security frameworks for sophisticated, multinational organizations; proficiency in programming languages; certifications as developers and network engineers; and responsibility for managing large-scale international implementations of enterprise resource planning software systems for global companies.

## Item 2. PROPERTIES

The following table sets forth the principal use, location, and size of each of our facilities:

| Principal Uses | Locations | Square Footage |
|---|---|---|
| Corporate headquarters, design and engineering, product testing, sales and marketing, application engineering, customer service, manufacturing and assembly | Indianapolis, Indiana, U.S. | 165,000 |
| | | |
| Manufacturing, assembly, sales, application engineering and customer service | Taichung, Taiwan | 370,100 |
| | Castell'Alfero, Italy | 32,300 |
| | | |
| Sales, application engineering, customer service, and warehousing | High Wycombe, England | 26,300 |
| | Paris, France | 12,800 |
| | Munich and Verl, Germany | 20,200 |
| | Milan, Italy | 13,800 |
| | Venlo, the Netherlands | 9,700 |
| | Toh Guan, Singapore | 8,400 |
| | Shanghai, Dongguan and Kunshan, China | 9,200 |
| | Chennai and Pune, India | 14,700 |
| | Liegnitz, Poland | 1,000 |
| | Kentwood, Michigan, U.S. | 6,000 |
| | Los Angeles, California, U.S. | 11,400 |
| | Indianapolis, Indiana, U.S. | 19,200 |

We own the Indianapolis corporate headquarters facility and lease all other facilities. The leases have terms expiring at various dates ranging from January 2026 to July 2032. We believe that all of our facilities are well maintained and are adequate for our needs now and in the foreseeable future. We do not believe that we would experience significant difficulty in replacing any of the currently leased facilities if any of our leases were not renewed at expiration.

**Item 3.  LEGAL PROCEEDINGS**

From time to time, we are involved in various claims and lawsuits arising in the normal course of business. Pursuant to applicable accounting rules, we accrue the minimum liability for each known claim when the estimated outcome is a range of possible loss and no one amount within that range is more likely than another. We maintain insurance policies for such matters, and we record insurance recoveries when we determine such recovery to be probable. We do not expect any of these claims, individually or in the aggregate, to have a material adverse effect on our consolidated financial position or results of operations. We believe that the ultimate resolution of claims for any losses will not exceed our insurance policy coverages.

**Item 4.  MINE SAFETY DISCLOSURES**

None.

**Information about our Executive Officers**

Executive officers are appointed each year by the Board of Directors following the Annual Meeting of Shareholders to serve during the ensuing year and until their respective successors are elected and qualified. There are no family relationships between any of our executive officers or between any of them and any of the members of the Board of Directors.

The following information sets forth as of October 31, 2025, the name of each executive officer and his or her age, tenure as an officer, principal occupation, and business experience:

| Name | Age | Position(s) with the Company |
|---|---|---|
| Michael Doar | 70 | Executive Chairman of the Board |
| Gregory S. Volovic | 61 | Director, President, and Chief Executive Officer |
| Sonja K. McClelland | 54 | Executive Vice President, Treasurer and Chief Financial Officer |
| HaiQuynh Jamison | 47 | Corporate Controller and Principal Accounting Officer |
| Jonathon D. Wright | 43 | General Counsel and Corporate Secretary |

Michael Doar has been employed by us since November 2001 and has been a member of our Board of Directors since 2000. Mr. Doar was appointed as Executive Chairman of the Board in March 2021 and previously served as our Chairman of the Board and Chief Executive Officer from November 2001 to March 2021. Mr. Doar has announced his intention to retire from his position as Executive Chairman of the Board, effective on the date of the Company's 2026 Annual Meeting of Shareholders. Mr. Doar held various management positions with Ingersoll Milling Machine Company from 1989 until 2001.

Gregory S. Volovic has been employed by us since March 2005 and has been a member of our Board of Directors since March 2019. Mr. Volovic was appointed as our President in March 2013, and he served as our Chief Operating Officer from March 2019 until he was appointed as our Chief Executive Officer in March 2021. Prior to becoming President in 2013, Mr. Volovic held various positions within our company including Vice President Software & Controls, Executive Vice President Engineering & Technology, and Executive Vice President Engineering & Manufacturing Operations. Prior to joining us, Mr. Volovic held various positions with Thomson, Inc. including Director of E-Business, Engineering, and Information Technology. Prior to Thomson, Mr. Volovic was employed by Unisys Corporation.

Sonja K. McClelland has been employed by us since September 1996 and was appointed as Vice President, Treasurer and Chief Financial Officer in 2014, then as Executive Vice President in March 2017. She also served as our Corporate Secretary from 2014 until March 2021. Ms. McClelland has been an executive officer of our company since 2004 when she was appointed as Principal Accounting Officer, Corporate Controller and Assistant Secretary. Ms. McClelland held various finance and accounting roles with us between 1996 and 2004. Prior to joining us, Ms. McClelland was employed by Arthur Andersen LLP.

HaiQuynh Jamison has been employed by us since March 2006 and was appointed as Corporate Controller and Principal Accounting Officer in March 2021. Prior to her appointment as Corporate Controller, Ms. Jamison served as the Director of Financial Reporting and Policy from 2014 to 2021 and as Corporate Accounting Manager then Division Controller from 2006 to 2014. Prior to joining us, Ms. Jamison was employed by various international public accounting firms, including Ernst & Young Global Limited and PricewaterhouseCoopers International Limited.

Jonathon D. Wright has been employed by us since September 2016, was appointed as Corporate Secretary in March 2021, and has served as our General Counsel since 2016. Prior to joining us, Mr. Wright served as an attorney for Dentons Bingham Greenebaum LLP, specializing in corporate law, mergers and acquisitions, capital formation, and complex commercial transactions.

## PART II

## Item 5.     MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HURC".

### Holders

There were 122 holders of record of our common stock as of December 13, 2025.

### Dividend Policy

We began declaring cash dividends on our common stock in the third quarter of fiscal year 2013, and continued to do so on a quarterly basis subsequently until the third quarter of fiscal year 2024, when we announced a suspension of our regular quarterly cash dividend as we seek to enhance our financial flexibility and improve our ability to manage market volatility while focusing on strengthening our balance sheet, reinvesting in our core business and research and development related to emerging technologies, and returning value to shareholders via the appropriate channels in both the near- and long-term. The declaration and amount of any future cash dividends will be subject to the sole discretion of our Board of Directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors deemed relevant by our Board of Directors from time to time.

Our payment of dividends is limited by our U.S. credit agreement, as further described in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 4 of Notes to Consolidated Financial Statements.

**Other Information**

During the period covered by this report, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended.

We did not repurchase any shares of our common stock during the final three months ended October 31, 2025.

The disclosure under the caption "Equity Compensation Plan Information at 2025 Fiscal Year End" in our 2026 proxy statement is incorporated by reference in Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The performance graph information is included in Item 9B. Other Information.

**Item 6.**      **RESERVED**

**Item 7.**      **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains information intended to help provide an understanding of our financial condition and other related matters, including our liquidity, capital resources and results of operations. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this report.

The following MD&A generally focuses on the operating results and year-over-year comparisons between fiscal years 2025 and 2024. Discussion of fiscal year 2024 results and year-over-year comparisons between fiscal years 2024 and 2023 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended October 31, 2024, filed with the SEC on January 10, 2025.

EXECUTIVE OVERVIEW

Hurco Companies, Inc. is an international, industrial technology company operating in a single segment. We design, manufacture, and sell computerized (i.e., CNC) machine tools, consisting primarily of vertical machining centers (mills) and turning centers (lathes), to companies in the metal cutting industry through a worldwide sales, service, and distribution network. Although most of our computer control systems and software products are proprietary, they predominantly use industry standard personal computer components. Our computer control systems and software products are primarily sold as integral components of our computerized machine tool products. We also provide machine tool components, automation integration equipment and solutions for job shops, software options, control upgrades, accessories, and replacement parts for our products, as well as customer service, training, and applications support.

The following overview is intended to provide a brief explanation of the principal factors that have contributed to our recent financial performance. This overview is intended to be read in conjunction with the more detailed information included in our financial statements, and notes thereto, that appear elsewhere in this report.

The market for machine tools is international in scope. We have both significant foreign sales and significant foreign manufacturing operations. During fiscal year 2025, approximately 51% of our revenues were attributable to customers in Europe, where we typically sell more of our higher-performance, higher-priced VMX series machines. Additionally, approximately 11% of our revenues were attributable to customers in the Asia Pacific region, where we encounter greater pricing pressures.

During a time of global uncertainty and lower sales volumes experienced recently, we have turned our attention to adjusting overhead expenses and operating expenses to help minimize the impact of the lower volumes of sales on operating income. We implemented cost reductions in fiscal years 2024 and 2025, adjusted and managed inventories (excluding the impact of foreign currency) and suspended our regular quarterly cash dividend. We used that cashflow to manage our capital allocation strategies to continue investing in new technologies, product development, and necessary capital expenditures to maximize cashflows without incurring any significant indebtedness as we continue to seek new acquisitions and other growth opportunities. The cyclicality of our business requires that we exercise discipline in managing through unexpected changes in the markets and industries in which we operate. We believe that our long history of profitability and the strength of our balance sheet can provide us with stability to manage through these business cycles and we rely on our past experience in making measured decisions for the long-term success of our business.

We have three CNC machine tool brands in our product portfolio. Hurco is the technology innovation brand for customers who want to increase productivity and profitability by selecting a brand with the latest software and motion technology. Milltronics is the value-based brand for shops that want easy-to-use machines at competitive prices. The Takumi brand is for customers that need very high speed, high efficiency performance, such as that required in the production, die and mold, aerospace, and medical industries. Takumi machines are equipped with industry standard controls instead of the proprietary controls found on Hurco and Milltronics machines. These three brands of CNC machine tools are responsible for the vast majority of our revenue. However, we have added other non-Hurco branded products to our product portfolio that have contributed product diversity and market penetration opportunity. These non-Hurco branded products are sold by our wholly-owned distributors and are comprised primarily of other general-purpose vertical milling centers and lathes, laser cutting machines, CNC grinders, compact horizontal machines, metal cutting saws, and CNC Swiss lathes. ProCobots is our wholly-owned subsidiary that provides automation solutions. In addition, through our wholly-owned subsidiary in Italy, LCM Precision Technologies S.r.l. ("LCM"), we produce high value machine tool components and accessories.

We principally sell our products through approximately 160 independent agents and distributors throughout the Americas, Europe, and Asia. Although some distributors carry competitive products, we are the primary line for the majority of our distributors globally. We also have our own direct sales and service organizations in China, the Czech Republic, France, Germany, India, Italy, the Netherlands, Poland, Singapore, Taiwan, the United Kingdom, and certain parts of the United States, which are among the world's principal machine tool consuming markets. The vast majority of our machine tools are manufactured and assembled to our specifications primarily by our wholly-owned subsidiary in Taiwan, HML. Components to support our SRT line of five-axis machining centers, such as the direct-drive spindle, swivel head, and rotary table, are manufactured by our wholly-owned subsidiary in Italy, LCM.

Our sales to foreign customers are denominated, and payments by those customers are made, in the prevailing currencies in the countries in which those customers are located (primarily the Euro, Pound Sterling, and Chinese Yuan). Our product costs are incurred and paid primarily in the New Taiwan Dollar and the U.S. dollar. Changes in currency exchange rates may have a material effect on our operating results and consolidated financial statements as reported under U.S. Generally Accepted Accounting Principles. For example, when the U.S. dollar weakens in value relative to a foreign currency, sales made, and expenses incurred, in that currency when translated to U.S. dollars for reporting in our financial statements, are higher than would be the case when the U.S. dollar is stronger. In the comparison of our period-to-period results, we discuss the effect of currency translation on those results, which reflect translation to U.S. dollars at exchange rates prevailing during the period covered by those financial statements.

Our high levels of foreign manufacturing and sales also expose us to cash flow risks due to fluctuating currency exchange rates. We seek to mitigate those risks through the use of derivative instruments – principally foreign currency forward exchange contracts.

## Results of Operations

The following table presents, for the fiscal years indicated, selected items from the Consolidated Statements of Operations expressed as a percentage of our worldwide sales and service fees and the year-to-year percentage changes in the dollar amounts of those items.

| | Percentage of Revenues | | | Year-to-Year % Change | |
| | 2025 | 2024 | 2023 | Increase/Decrease | |
| | | | | '25 vs. '24 | '24 vs. '23 |
|---|---|---|---|---|---|
| Sales and service fees | 100 % | 100 % | 100 % | (4)% | (18)% |
| Gross profit | 18 % | 20 % | 25 % | (13)% | (33)% |
| Selling, general and administrative expenses | 24 % | 25 % | 22 % | (6)% | (7)% |
| Operating income (loss) | (6)% | (4)% | 3 % | 24 % | (225)% |
| Net income (loss) | (8)% | (9)% | 2 % | (9)% | (478)% |

## Fiscal Year 2025 Compared to Fiscal Year 2024

*Sales and Service Fees.* Sales and service fees for fiscal year 2025 were $178.6 million, a decrease of $8.0 million, or 4%, compared to fiscal year 2024, and included a favorable currency impact of $2.0 million, or 1%, when translating foreign sales to U.S. dollars for financial reporting purposes.

## Net Sales and Service Fees by Geographic Region

The following table sets forth net sales and service fees by geographic region for the fiscal years ended October 31, 2025 and 2024 (dollars in thousands):

| | Fiscal Year Ended October 31, | | | | Increase/Decrease | |
| | 2025 | | 2024 | | Amount | % |
|---|---|---|---|---|---|---|
| Americas | $ 68,604 | 38 % | $ 72,317 | 39 % | $ (3,713) | (5)% |
| Europe | 90,863 | 51 % | 94,919 | 51 % | (4,056) | (4)% |
| Asia Pacific | 19,087 | 11 % | 19,348 | 10 % | (261) | (1)% |
| Total | $ 178,554 | 100 % | $ 186,584 | 100 % | $ (8,030) | (4)% |

Sales in the Americas for fiscal year 2025 decreased by 5%, compared to fiscal year 2024, primarily due to a change in mix of machine model shipments in the fourth quarter. The decrease in sales was attributable to decreased shipments of Hurco 5-axis vertical machines and entry-level Hurco and Milltronics 3-axis machines, partially offset by increased sales of higher-performance Hurco 3-axis vertical machines and multi-axis lathes. Even though the mix of machine model shipments in fiscal year 2025 produced lower sales in dollars compared to the prior year, the overall volume of machine shipments in the Americas increased from fiscal 2024 to fiscal 2025.

European sales for fiscal year 2025 decreased by 4%, compared to fiscal year 2024, and included a favorable currency impact of 2%, when translating foreign sales to U.S. dollars for financial reporting purposes. The year-over-year decrease in European sales was primarily attributable to a decreased volume of shipments of Hurco 5-axis vertical machines and entry-level Hurco 3-axis machines in Germany and France, and of electro-mechanical components and accessories manufactured by LCM, partially offset by an increased volume of shipments of Hurco machines in the United Kingdom.

Asian Pacific sales for fiscal year 2025 decreased by 1%, compared to fiscal year 2024, and included an unfavorable currency impact of less than 1%, when translating foreign sales to U.S. dollars for financial reporting purposes. The decrease in Asian Pacific sales in fiscal year 2025 was primarily due to a decrease in sales of Hurco machines in India and China, partially offset by increased sales of Takumi machines in the Asian Pacific region.

**Net Sales and Service Fees by Product Category**

The following table sets forth net sales and service fees by product group and services for the fiscal years ended October 31, 2025 and 2024 (dollars in thousands):

| | Fiscal Year Ended October 31, | | | | Increase/Decrease | |
| | 2025 | | 2024 | | Amount | % |
|---|---|---|---|---|---|---|
| Computerized Machine Tools | $ 142,259 | 80 % | $ 147,561 | 79 % | $ (5,302) | (4)% |
| Computer Control Systems and Software † | 2,416 | 1 % | 2,447 | 1 % | (31) | (1)% |
| Service Parts | 25,095 | 14 % | 27,628 | 15 % | (2,533) | (9)% |
| Service Fees | 8,784 | 5 % | 8,948 | 5 % | (164) | (2)% |
| Total | $ 178,554 | 100 % | $ 186,584 | 100 % | $ (8,030) | (4)% |

† Amounts shown do not include computer control systems and software sold as an integrated component of computerized machine tools.

Sales of computerized machine tools for fiscal year 2025 decreased by 4%, compared to fiscal year 2024, primarily due to a lower sales volume of higher-performance 5-axis machines in the Americas, France, India and Germany, and of electro-mechanical components and accessories manufactured by LCM, partially offset by an increased volume of shipments of Hurco machines in the United Kingdom and increased sales of Takumi machines in Asia Pacific. Sales of computer control systems and software for fiscal year 2025 decreased by 1%, compared to fiscal year 2024. Sales of service parts for fiscal year 2025 decreased by 9%, compared to fiscal year 2024, due mainly to a decreased volume of aftermarket sales of Hurco and Takumi parts in Europe and North America. Service fees decreased by 2% for fiscal year 2025, compared to fiscal year 2024, primarily due to decreased service of Hurco machines in the United Kingdom, France and North America, partially offset by increased service of Hurco and Takumi machines in Germany. During fiscal year 2025, sales for all product categories included a favorable currency impact of 1%, when translating foreign sales to U.S. dollars for financial reporting purposes.

*Orders and Backlog.* Orders for fiscal year 2025 were $171.3 million, a decrease of $27.0 million, or 14%, compared to fiscal year 2024, and included a favorable currency impact of $1.8 million, or less than 1%, when translating foreign orders to U.S. dollars. The following table sets forth new orders booked by geographic region for the fiscal years ended October 31, 2025, and 2024 (dollars in thousands):

| | Fiscal Year Ended October 31, | | | | Increase/Decrease | |
| | 2025 | | 2024 | | Amount | % |
|---|---|---|---|---|---|---|
| Americas | $ 69,148 | 40 % | $ 76,711 | 39 % | $ (7,563) | (10)% |
| Europe | 81,569 | 48 % | 99,633 | 50 % | (18,064) | (18)% |
| Asia Pacific | 20,573 | 12 % | 21,958 | 11 % | (1,385) | (6)% |
| Total | $ 171,290 | 100 % | $ 198,302 | 100 % | $ (27,012) | (14)% |

Orders in the Americas for fiscal year 2025 decreased by 10%, compared to fiscal year 2024. The decrease in orders was primarily due to a shift in customer demand from Hurco 5-axis vertical machines, Milltronics toolroom and 3-axis vertical machines, and non-Hurco branded machine tools sold by one of our wholly owned distributors to a higher volume of Hurco lathes and entry-level and higher-performance Hurco 3-axis vertical machines.

European orders for fiscal year 2025 decreased by 18%, compared to fiscal year 2024, and included a favorable currency impact of 2%, when translating foreign orders to U.S. dollars. The year-over-year decrease in orders was driven primarily by decreased customer demand for Hurco and Takumi machines in the United Kingdom, Germany, and France, as well as decreased demand for electro-mechanical components and accessories manufactured by LCM.

Asian Pacific orders for fiscal year 2025 decreased by 6%, compared to fiscal year 2024, and included an unfavorable currency impact of less than 1% when translating foreign orders to U.S. dollars. The decrease in Asian Pacific orders was driven primarily by decreased customer demand for Hurco machines in China and India.

Backlog as of October 31, 2025 decreased to $34.3 million from $40.8 million as of October 31, 2024, primarily due to decreased customer demand for Hurco machines in the United Kingdom, as well as decreased demand for electro-mechanical components and accessories manufactured by LCM. We do not believe backlog is a useful measure of past performance or indicative of future performance. Backlog orders as of October 31, 2025 are expected to be fulfilled in fiscal year 2026.

*Gross Profit.* Gross profit for fiscal year 2025 was $33.0 million, or 18% of sales, compared to $37.7 million, or 20% of sales, for fiscal year 2024. The year-over-year decreases in both gross profit dollars and as a percentage of sales were primarily due to the lower overall sales volume of vertical milling machines and the change in mix and volume from higher-performance 5-axis machines to 3-axis machines in the Americas and Europe. Additionally, gross profit was negatively impacted by an increase in cost of goods sold as a result of tariffs on goods imported into the U.S. implemented in the second half of fiscal year 2025. The decrease in overall sales dollars and the increase in tariffs negatively impacted gross profit in dollars and percentage of sales, reducing the leverage of fixed costs, in comparison to fiscal year 2024.

*Operating Expenses.* Selling, general, and administrative expenses for fiscal year 2025 were $43.2 million, or 24% of sales, compared to $46.0 million, or 25% of sales, in fiscal year 2024, and included an unfavorable currency impact of $0.4 million, when translating foreign expenses to U.S. dollars for financial reporting purposes. The year-over-year reduction in selling, general, and administrative expenses was primarily due to decreased tradeshow costs due to IMTS being in the fourth quarter of fiscal year 2024 and additional global cost reductions that we have implemented over the last twelve months during the continued recessed period of sales.

*Operating (Loss) Income.* Operating loss for fiscal year 2025 was $10.3 million, or 6% of sales, compared to operating loss of $8.3 million, or 4% of sales, for fiscal year 2024. The year-over-year increase in operating loss was primarily due to lower overall sales volume of vertical milling machines and the change in mix and volume from higher-performance 5-axis machines to 3-axis machines in the Americas and Europe. Additionally, operating loss was negatively impacted by increased costs related to tariffs implemented in the second half of fiscal year 2025.

*Other Expense, Net.* Other expense, net for fiscal year 2025 increased by $0.5 million from fiscal year 2024, due mainly to an increase in foreign currency exchange losses.

*Income Taxes.* Income taxes expense for fiscal year 2025 was $2.9 million, compared to $6.8 million for fiscal year 2024. The year-over-year decrease in annual income tax expense was primarily due to an $8.4 million non-cash change in valuation allowance recorded in fiscal year 2024 on U.S. and China deferred tax assets, compared to a $4.8 million non-cash change in valuation allowance recorded in fiscal year 2025 on U.S., China, and certain Italian deferred tax assets. Additionally, income taxes were also impacted by a change in geographic mix of income and loss that includes jurisdictions with differing tax rates and discrete items related to unvested stock compensation. We have a $13.2 million full valuation allowance recorded against our U.S., Chinese and certain Italian deferred tax assets and we did not record a tax benefit for our net losses in these countries.

*Net (Loss) Income.* Net loss for fiscal year 2025 was $15.1 million, or $2.34 per diluted share, compared to a net loss of $16.6 million, or $2.56 per diluted share, for fiscal year 2024. The year-over-year decrease in net loss was primarily due to a lower valuation allowance recorded against our U.S. deferred tax assets.

## Liquidity and Capital Resources

As of October 31, 2025, we had cash and cash equivalents of $48.7 million, compared to $33.3 million as of October 31, 2024. The increase in cash and cash equivalents was primarily a result of net cash provided by the reductions in inventories and accounts receivable. Approximately 21% of our $48.7 million of cash and cash equivalents is held in the U.S. The balance is attributable to our foreign operations and is held in the local currencies of our various foreign entities, subject to fluctuations in currency exchange rates. We do not believe that the indefinite reinvestment of these funds offshore impairs our ability to meet our domestic working capital needs.

Working capital as of October 31, 2025, was $173.1 million, compared to $180.8 million as of October 31, 2024. The decrease in working capital was primarily driven by decreases in inventories and accounts receivable, net, as well as increases in accounts payable and derivative liabilities, partially offset by an increase in cash and cash equivalents.

Inventories were $142.9 million as of October 31, 2025, compared to $153.0 million as of October 31, 2024, and included a favorable currency impact of $4.2 million, or 3%, when translating foreign inventories to U.S. dollars for financial reporting purposes. Inventory turns as of October 31, 2025, remained the same at October 31, 2024 at 1.0.

Capital expenditures were $3.0 million in fiscal year 2025, compared to $2.9 million in fiscal year 2024. Capital expenditures for fiscal year 2025 were primarily for software development costs, purchases of factory equipment for production facilities, building and leasehold improvements, and purchases of general software and equipment for sales and service divisions. We funded these expenditures with cash flows from operations.

On January 6, 2023, we announced approval of a share repurchase program in an aggregate amount of up to $25.0 million and later extended this program through November 10, 2026. Repurchases under the program may be made in the open market or through privately negotiated transactions from time to time, subject to applicable laws, regulations and contractual provisions. During fiscal 2025, we repurchased $2.0 million, or 104,472 common shares, under this program. As of October 31, 2025, we had repurchased $5.3 million, or 259,620 common shares, under this program since inception, leaving $19.7 million available for future repurchases thereunder.

On June 14, 2024, we announced a suspension of our regular quarterly cash dividend as we seek to enhance our financial flexibility and improve our ability to manage market volatility while focusing on strengthening our balance sheet, reinvesting in our core business and research and development related to emerging technologies, and returning value to shareholders via the appropriate channels in both the near and long-term. Future dividends are subject to approval of our Board of Directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy, and other factors deemed relevant by our Board of Directors from time to time.

On December 31, 2018, we and our subsidiary Hurco B.V. entered into a credit agreement with Bank of America, N.A., as the lender, which was subsequently amended on each of March 13, 2020, December 23, 2020, December 17, 2021, January 4, 2023, and December 19, 2023 (as amended, the "2018 Credit Agreement"). The 2018 Credit Agreement provided for an unsecured revolving credit and letter of credit facility in a maximum aggregate amount of $40.0 million. The 2018 Credit Agreement provided that the maximum amount of outstanding letters of credit at any one time could not exceed $10.0 million, the maximum amount of outstanding loans made to our subsidiary Hurco B.V. at any one time could not exceed $20.0 million, and the maximum amount of all outstanding loans denominated in alternative currencies at any one time could not exceed $20.0 million. The scheduled maturity date of the 2018 Credit Agreement was December 31, 2025, and on that date, the 2018 Credit Agreement terminated in accordance with its terms.

In March 2019, our wholly-owned subsidiaries in Taiwan, HML, and China, NHML, closed on uncommitted revolving credit facilities with maximum aggregate amounts of 150 million New Taiwan Dollars and 32.5 million Chinese Yuan, respectively. As uncommitted facilities, both the Taiwan and China credit facilities were subject to review and termination by the respective underlying lending institution from time to time. In February and December 2023, NHML and HML, respectively, renewed the above-referenced credit facilities on substantially similar terms and identical maximum aggregate limits.

As of October 31, 2025, our credit facilities consisted of a €1.5 million revolving credit facility in Germany, the 150 million New Taiwan Dollars Taiwan credit facility, the 32.5 million Chinese Yuan China credit facility and the $40.0 million revolving credit facility under the 2018 Credit Agreement. On December 31, 2025, the 150 million New Taiwan Dollars Taiwan credit facility, the 32.5 million Chinese Yuan China credit facility and the $40.0 million revolving credit facility under the 2018 Credit Agreement terminated in accordance with their terms.

We had no debt or borrowings outstanding under any of our credit facilities as of October 31, 2025, or December 31, 2025. As of October 31, 2025, we had an aggregate of approximately $51.2 million available for borrowing under our credit facilities and were in compliance with all covenants relating thereto.

On January 5, 2026, we entered into a credit agreement with Bank of America, N.A., as the lender (the "2026 Credit Agreement"). The 2026 Credit Agreement provides for a secured revolving credit and letter of credit facility in a maximum aggregate amount of $20.0 million. The 2026 Credit Agreement provides that the maximum amount of outstanding letters of credit at any one time may not exceed $10.0 million and the maximum amount of all outstanding loans denominated in alternative currencies at any one time may not exceed $20.0 million. Under the 2026 Credit Agreement, we are the borrower, and certain of our subsidiaries are guarantors. Our obligations under the 2026 Credit Agreement are secured by a security interest in substantially all of our personal property and substantially all of the personal property of each subsidiary guarantor. The scheduled maturity date of the 2026 Credit Agreement is December 31, 2026.

Borrowings under the 2026 Credit Agreement bear interest at floating rates based on, at our option, either (i) a rate based upon the SOFR, the Sterling Overnight Index Average Reference Rate, the Euro Interbank Offering Rate, or another alternative currency-based rate approved by the lender, depending on the term of the loan and the currency in which such loan is denominated, plus 2.50% per annum, or (ii) a base rate (which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate or (c) the one month SOFR-based rate plus 1.00%), plus 1.50% per annum. Outstanding letters of credit will carry an annual rate of 2.50%.

The 2026 Credit Agreement contains customary affirmative and negative covenants and events of default, including covenants (1) restricting us from making certain investments, loans, advances and acquisitions (but permitting us to make investments in subsidiaries of up to $10.0 million); (2) restricting us from making certain payments, including (a) cash dividends, except that we may pay cash dividends as long as immediately before and after giving effect to such payment, the sum of the unused amount of the commitments under the 2026 Credit Agreement plus our cash on hand is not less than $10.0 million, we are in pro forma compliance with the maximum consolidated leverage ratio covenant as described below, and we are not in default before and after giving effect to such dividend payments and (b) payments made to repurchase shares of our common stock, except that we may repurchase shares of our common stock as long as we are not in default before and after giving effect to such repurchases and the aggregate amount of payments made by us for all such repurchases during any fiscal year does not exceed $10.0 million; and (3) requiring that we maintain a maximum consolidated leverage ratio of total debt to EBITDA no greater than 2.00 to 1.00, with EBITDA defined as the greater of (i) consolidated EBITDA for the most recently completed measurement period and (ii) $1.00. We may use the proceeds from advances under the 2026 Credit Agreement for general corporate purposes.

The maximum consolidated leverage ratio covenant effectively prohibits us from borrowing any amounts under the 2026 Credit Agreement when our consolidated EBITDA for the most recently completed measurement period is negative. As of the date we entered into the 2026 Credit Agreement, and as of the date of the filing of this report, the most recently completed measurement period was our fiscal year ended October 31, 2025, during which our consolidated EBITDA was negative. In order to borrow in compliance with the maximum consolidated leverage ratio covenant set forth above, we are effectively prohibited from borrowing under the 2026 Credit Agreement until we have positive consolidated EBITDA for our most recently completed four fiscal quarters.

We also have an international cash pooling strategy that generally provides access to available cash deposits and credit facilities when needed in the U.S., Europe, or Asia Pacific.

We have borrowed only $1.6 million during the fiscal years ended 2015-2018 to fund start-up costs related to expansion in China and have not had any borrowings under any of our previous debt facilities at any other time over the previous ten fiscal years, even during prolonged recessionary industry cycles. While we are currently in the process of evaluating a longer-term global credit solution that aligns with our best interest, we believe our current cash on hand, expected cash flow from operations, access to cash pooling and our current credit facilities provide adequate liquidity to fund our global operations over the next twelve months and beyond, and allow us to remain committed to our strategic plan of product innovation, acquisitions, targeted penetration of developing markets, and a balanced capital allocation program.

We continue to receive and review information on businesses and assets for potential acquisition, including intellectual property assets that are available for purchase.

**Contractual Obligations and Commitments**

The following is a table of contractual obligations and commitments as of October 31, 2025 (in thousands):

| | **Payments Due by Period** | | | | |
| --- | --- | --- | --- | --- | --- |
| | **Total** | **Less than 1 Year** | **1-3 Years** | **3-5 Years** | **More than 5 Years** |
| Operating leases | $ 12,674 | $ 4,712 | $ 6,235 | $ 1,189 | $ 538 |
| Accrued compensation benefits and other | 6,437 | 509 | 38 | — | 5,890 |
| Total | $ 19,111 | $ 5,221 | $ 6,273 | $ 1,189 | $ 6,428 |

In addition to the contractual obligations and commitments disclosed above, we also have a variety of other obligations for the procurement of materials and services, none of which subject us to any material non-cancelable commitments. While some of these obligations arise under long-term supply agreements, we are not committed under these agreements to accept or pay for requirements that are not needed to meet our production needs. We have no material minimum purchase commitments or "take-or-pay" type agreements or arrangements. Unrecognized tax benefits, excluding any interest and penalties, were immaterial for fiscal year 2025 and have been excluded from the table above because we are unable to determine a reasonably reliable estimate of the timing of future payment.

We expect capital spending in fiscal year 2026 to be approximately $4.5 million, which includes investments for software development, leasehold improvement, factory equipment, and general software and equipment for our manufacturing and sales facilities. We expect to fund these commitments with cash on hand and cash generated from operations.

## Off Balance Sheet Arrangements

From time to time, our subsidiaries guarantee third party payment obligations in connection with the sale of machines to customers that use financing. We follow Financial Accounting Standards Board ("FASB") guidance for accounting for guarantees (codified in Accounting Standards Codification ("ASC") 460). As of October 31, 2025, we had four outstanding third party payment guarantees totaling approximately $0.4 million. The terms of these guarantees are consistent with the underlying customer financing terms. Upon shipment of a machine, the customer assumes the risk of ownership. The customer does not obtain title, however, until the customer has paid for the machine. A retention of title clause allows us to recover the machine if the customer defaults on the financing. We accrue liabilities under these guarantees at fair value, which amounts are insignificant.

## Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. The preparation of financial statements in conformity with those accounting principles requires us to make judgments and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Our accounting policies are frequently evaluated as our judgment and estimates are based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

Our judgments and estimates have a significant effect on the financial statements because they result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Actual results could differ from those estimates and such differences could be material to our financial condition and results of operations. Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this report, we believe the following discussion addresses our most critical accounting estimates, which involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

*Income Taxes* – We account for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are measured using enacted income tax rates in each jurisdiction in effect for the year in which the temporary differences are expected to be recovered or settled. These deferred tax assets are reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We operate in multiple jurisdictions through wholly-owned subsidiaries, and our global structure is complex. Accordingly, the ultimate outcome with respect to taxes we may owe may differ from the amounts recognized. Our judgment regarding the realization of deferred tax assets may change due to future profitability and market conditions, change in U.S. or foreign tax laws, and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income. During fiscal years 2025 and 2024, we recorded non-cash valuation allowances of $4.8 million and $8.6 million, respectively, on our U.S. and China deferred tax assets and on our U.S., China and certain Italian deferred tax assets, respectively. Because we have a $13.2 million full valuation allowance recorded against our U.S., China and certain Italian deferred tax assets, we did not record a tax benefit for our net losses in these countries in either fiscal year 2025 or 2024.

*Capitalized Software Development Costs* – Costs incurred to develop computer software products and significant enhancements to software features of existing products are capitalized as required by FASB guidance relating to accounting for the costs of computer software to be sold, leased, or otherwise marketed, and such capitalized costs are amortized over the estimated product life of the related software. The determination as to when in the product development cycle technological feasibility has been established, and the expected product life, require judgments and estimates by management and can be affected by technological developments, innovations by competitors, and changes in market conditions affecting demand. We periodically review the carrying values of these assets and make judgments as to ultimate realization considering the above-mentioned risk factors.

## Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

Interest on borrowings under our bank credit agreements are tied to prevailing domestic and foreign interest rates. As of October 31, 2025, we had no borrowings outstanding under any of our credit facilities.

### Foreign Currency Exchange Risk

In fiscal year 2025, we derived approximately 62% of our revenues from customers located outside of the Americas, where we invoiced and received payments in several foreign currencies. All of our computerized machine tools and computer control systems, as well as certain proprietary service parts, are sourced by our U.S.-based engineering and manufacturing division and re-invoiced to our foreign sales and service subsidiaries, primarily in their functional currencies.

Our products are sourced from foreign suppliers or built to our specifications by either our wholly-owned subsidiaries in Taiwan, the U.S. and Italy, or an affiliated contract manufacturer in Taiwan. Our purchases are predominantly in foreign currencies and in some cases our arrangements with these suppliers include foreign currency risk sharing agreements, which reduce (but do not eliminate) the effects of currency fluctuations on product costs. The predominant portion of the exchange rate risk associated with our product purchases relates to the New Taiwan Dollar and the Euro.

We enter into foreign currency forward exchange contracts from time to time to hedge the cash flow risk related to forecasted inter-company sales and purchases denominated in, or based on, foreign currencies (primarily the Euro, Pound Sterling, and New Taiwan Dollar). We also enter into foreign currency forward exchange contracts to protect against the effects of foreign currency fluctuations on inter-company receivables, payables, and loans denominated in foreign currencies. We do not speculate in the financial markets and, therefore, do not enter into these contracts for trading purposes.

Forward contracts for the sale or purchase of foreign currencies as of October 31, 2025, which are designated as cash flow hedges under FASB guidance related to accounting for derivative instruments and hedging activities, were as follows (in thousands, except weighted average forward rates):

| Forward Contracts | Notional Amount in Foreign Currency | Weighted Avg. Forward Rate | Contract Amount at Forward Rates in U.S. Dollars | | Maturity Dates |
| | | | Contract Date | October 31, 2025 | |
|---|---|---|---|---|---|
| Sale Contracts: | | | | | |
| Euro | 7,800 | 1.1449 | 8,930 | 9,073 | Nov 2025 - Oct 2026 |
| Sterling | 2,400 | 1.3014 | 3,123 | 3,153 | Nov 2025 - Oct 2026 |
| | | | | | |
| Purchase Contracts: | | | | | |
| New Taiwan Dollar | 570,000 | 29.7886 * | 19,135 | 18,738 | Nov 2025 - Oct 2026 |

* New Taiwan Dollars per U.S. dollar

Forward contracts for the sale or purchase of foreign currencies as of October 31, 2025, which were entered into to protect against the effects of foreign currency fluctuations on inter-company receivables, payables, and loans and are not designated as hedges under this guidance denominated in foreign currencies, were as follows (in thousands, except weighted average forward rates):

| Forward Contracts | Notional Amount in Foreign Currency | Weighted Avg. Forward Rate | Contract Amount at Forward Rates in U.S. Dollars | | Maturity Dates |
| | | | Contract Date | October 31, 2025 | |
|---|---|---|---|---|---|
| Sale Contracts: | | | | | |
| Euro | 11,941 | 1.0701 | 12,778 | 13,804 | Nov 2025 - Feb 2026 |
| | | | | | |
| Purchase Contracts: | | | | | |
| New Taiwan Dollar | 1,301,758 | 29.7438 * | 43,766 | 42,700 | Nov 2025 - Jun 2026 |

* New Taiwan Dollars per U.S. dollar

We are also exposed to foreign currency exchange risk related to our investment in net assets in foreign countries. To manage this risk, we entered into a forward contract with a notional amount of €3.0 million in November 2024. We designated this forward contract as a hedge of our net investment in Euro denominated assets. We selected the forward method under the FASB guidance related to the accounting for derivative instruments and hedging activities. The forward method requires all changes in the fair value of the contract to be reported as a cumulative translation adjustment, net of tax, in Accumulated other comprehensive loss in the same manner as the underlying hedged net assets. This forward contract matured in November 2025 and we entered into a new forward contract for the same notional amount that is set to mature in November 2026. As of October 31, 2025, we had $1.2 million of realized gain and an unrealized loss of $0.2 million, net of tax, recorded as cumulative translation adjustments in Accumulated other comprehensive loss, related to these forward contracts.

Forward contracts designated as net investment hedges under this guidance as of October 31, 2025, were as follows (in thousands, except weighted average forward rates):

| Forward Contracts | Notional Amount in Foreign Currency | Weighted Avg. Forward Rate | Contract Amount at Forward Rates in U.S. Dollars | | Maturity Date |
| | | | Contract Date | October 31, 2025 | |
|---|---|---|---|---|---|
| Sale Contracts: | | | | | |
| Euro | 3,000 | 1.1005 | 3,302 | 3,461 | Nov 2025 |

**Item 8.**     **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

### Report of Independent Registered Public Accounting Firm

To the Shareholders
and the Board of Directors
of Hurco Companies, Inc.

**Opinions on the Financial Statements and Internal Control over Financial Reporting**

We have audited the accompanying consolidated balance sheet of Hurco Companies, Inc. and its subsidiaries (the "Company") as of October 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in shareholders' equity, for each of the two years in the period ended October 31, 2025, and the related notes and the schedule listed in Item 15(a) (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

**Basis for Opinions**

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Income Taxes - Realizability of Deferred Tax Assets - Refer to Notes 1 and 6 to the Financial Statements**

*Critical Audit Matter Description*

The Company recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax liability or asset is expected to be settled or realized. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As described in Note 6 to the financial statements, as a result of a cumulative three-year loss in the U.S., China and Italy, the Company has a $13.2 million full valuation allowance recorded against their U.S., Chinese and certain Italian deferred tax assets and have not recorded a tax benefit for their net losses in these countries for fiscal year 2025. The valuation allowance recorded during fiscal year ended October 31, 2025 reflects a full valuation allowance of U.S, Chinese, and certain Italian deferred tax assets and was recorded based on the Company's conclusion that the deferred tax assets were not more likely than not going to be realized. Income tax expense for fiscal year included $4.8 million of tax expense directly attributable to the non-cash valuation allowance recorded in fiscal year 2025 on U.S., Chinese and certain Italian deferred tax assets.

Given the determination of whether it is more likely than not that sufficient U.S. taxable income will be generated in the future to realize deferred tax assets requires management to make significant judgments and estimates related to taxable income, performing audit procedures to evaluate the reasonableness of management's estimates of taxable income required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the determination of whether it is more likely than not that sufficient taxable income will be generated in the future to realize deferred tax assets included the following, among others:
- We tested the effectiveness of controls over the income tax provision and deferred tax assets, including management's controls over whether it is more likely than not that the deferred tax assets will be realized.
- We assessed the reasonableness of the methods, assumptions, and judgments used by management to determine the tax provision and valuation allowance.
- With the assistance of our income tax specialists, we evaluated management's application of relevant tax laws to its legal entity structure and the effect on the Company's income tax expense, including the Company's calculations of current period income tax expense, by examining and evaluating management's income tax calculations and assessing the Company's compliance with tax laws.
- We tested the valuation allowances recorded by testing the mathematical accuracy and management's conclusions on the realizability of the deferred tax assets.
- We tested the income tax provision by selecting a sample of permanent and temporary differences, testing the calculation of the effective tax rate and resulting deferred tax assets and liabilities, while considering compliance with tax laws and regulations for those samples.
- We involved professionals in our firm having expertise in accounting for U.S. and foreign income taxes.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
January 9, 2026

We have served as the Company's auditor since 2024.

## Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors
of Hurco Companies, Inc.

### Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows of Hurco Companies, Inc. (the Company) for the year ended October 31, 2023. Our audit also included the financial statement schedule listed in Item 15(a) for the year ended October 31, 2023 (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operations and their cash flows for the year ended October 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP
Indianapolis, IN
January 5, 2024

We served as the Company's auditor from 2017 to 2024.

# HURCO COMPANIES, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS

|  | Year Ended October 31, | | |
|---|---|---|---|
|  | 2025 | 2024 | 2023 |
|  | (In thousands, except per share amounts) | | |
| Sales and service fees | $ 178,554 | $ 186,584 | $ 227,807 |
| Cost of sales and service | 145,574 | 148,841 | 171,639 |
| **Gross profit** | 32,980 | 37,743 | 56,168 |
| Selling, general and administrative expenses | 43,248 | 46,029 | 49,552 |
| **Operating (loss) income** | (10,268) | (8,286) | 6,616 |
| Interest expense | 89 | 578 | 282 |
| Interest income | 256 | 621 | 369 |
| Investment income, net | 302 | 80 | 61 |
| Income from equity investments | 80 | 292 | 494 |
| Other expense, net | 2,450 | 1,979 | 504 |
| **(Loss) income before income taxes** | (12,169) | (9,850) | 6,754 |
| Provision (benefit) for income taxes | 2,948 | 6,758 | 2,365 |
| **Net (loss) income** | $ (15,117) | $ (16,608) | $ 4,389 |
| **(Loss) income per common share** |  |  |  |
| Basic | ($ 2.34) | ($ 2.56) | $ 0.67 |
| Diluted | ($ 2.34) | ($ 2.56) | $ 0.66 |
| **Weighted average common shares outstanding** |  |  |  |
| Basic | 6,456 | 6,489 | 6,499 |
| Diluted | 6,456 | 6,489 | 6,528 |
| **Dividends paid per share** | $ — | $ 0.32 | $ 0.63 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## HURCO COMPANIES, INC.
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| | Year Ended October 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | | (In thousands) | |
| Net (loss) income | $ (15,117) | $ (16,608) | $ 4,389 |
| Other comprehensive (loss) income: | | | |
| Translation (loss) gain of foreign currency financial statements | 6,277 | 3,474 | 3,274 |
| (Gain) / loss on derivative instruments reclassified into operations, net of tax (expense)/ benefit of $435, $401, and $(146), respectively | 1,453 | 1,339 | (488) |
| Gain / (loss) on derivative instruments, net of tax expense (benefit) of $(172), ($218), and ($439), respectively | (574) | (727) | (1,465) |
| Total other comprehensive (loss) income | 7,156 | 4,086 | 1,321 |
| Comprehensive (loss) income | $ (7,961) | $ (12,522) | $ 5,710 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# HURCO COMPANIES, INC.
## CONSOLIDATED BALANCE SHEETS

| | | As of October 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| ASSETS | | (In thousands, except share and per share data) | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | $ | 48,713 | $ | 33,330 |
| Accounts receivable, net | | 27,928 | | 36,678 |
| Inventories | | 142,931 | | 153,037 |
| Derivative assets | | 263 | | 323 |
| Prepaid and other assets | | 5,243 | | 5,209 |
| Total current assets | | 225,078 | | 228,577 |
| **Property and equipment:** | | | | |
| Land | | 1,046 | | 1,046 |
| Building | | 7,381 | | 7,381 |
| Machinery and equipment | | 26,061 | | 28,106 |
| Leasehold improvements | | 4,569 | | 4,667 |
| | | 39,057 | | 41,200 |
| Less accumulated depreciation and amortization | | (31,083) | | (32,404) |
| Total property and equipment, net | | 7,974 | | 8,796 |
| **Non–current assets:** | | | | |
| Software development costs, less accumulated amortization | | 8,090 | | 7,044 |
| Intangible assets, net | | 627 | | 763 |
| Operating lease - right of use assets, net | | 11,560 | | 11,313 |
| Deferred income taxes | | 794 | | 1,349 |
| Investments | | 9,005 | | 8,216 |
| Other assets | | 1,170 | | 2,585 |
| Total non–current assets | | 31,246 | | 31,270 |
| **Total assets** | $ | 264,298 | $ | 268,643 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current liabilities:** | | | | |
| Accounts payable | $ | 24,904 | $ | 24,297 |
| Accounts payable-related parties | | 1,170 | | 654 |
| Customer deposits | | 4,788 | | 4,308 |
| Derivative liabilities | | 3,084 | | 705 |
| Operating lease liabilities | | 4,374 | | 3,829 |
| Accrued payroll and employee benefits | | 7,474 | | 7,786 |
| Accrued income taxes | | 1,472 | | 866 |
| Accrued expenses | | 3,790 | | 4,258 |
| Accrued warranty expenses | | 967 | | 1,086 |
| Total current liabilities | | 52,023 | | 47,789 |
| **Non–current liabilities:** | | | | |
| Deferred income taxes | | 38 | | 53 |
| Accrued tax liability | | — | | 537 |
| Operating lease liabilities | | 7,560 | | 7,852 |
| Deferred credits and other | | 5,890 | | 5,240 |
| Total non–current liabilities | | 13,488 | | 13,682 |
| **Commitment and contingencies** | | | | |
| **Shareholders' equity:** | | | | |
| Preferred stock: no par value per share, 1,000,000 shares authorized; no shares issued | | — | | — |
| Common stock: no par value, $.10 stated value per share, 12,500,000 shares authorized; 6,569,224 and 6,548,838 shares issued and 6,402,396 and 6,435,624 shares outstanding, as of October 31, 2025 and October 31, 2024, respectively | | 640 | | 644 |
| Additional paid-in capital | | 60,850 | | 61,500 |
| Retained earnings | | 146,305 | | 161,422 |
| Accumulated other comprehensive loss | | (9,008) | | (16,394) |
| Total shareholders' equity | | 198,787 | | 207,172 |
| Total liabilities and shareholders' equity | $ | 264,298 | $ | 268,643 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# HURCO COMPANIES, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended October 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| | (In thousands) | | |
| **Cash flows from operating activities:** | | | |
| Net (loss) income | $ (15,117) | $ (16,608) | $ 4,389 |
| Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activities: | | | |
| Provision for doubtful accounts | (250) | (36) | 32 |
| Deferred income taxes | (4,048) | (4,283) | (120) |
| Deferred income tax valuation allowance | 4,821 | 8,590 | 141 |
| Equity in (income) loss of affiliates | (80) | (292) | (494) |
| Foreign currency (gain) loss | 711 | (426) | (2,551) |
| Unrealized (gain) loss on derivatives | 1,930 | (96) | (754) |
| Depreciation and amortization | 2,691 | 3,532 | 4,093 |
| Stock–based compensation | 1,698 | 1,648 | 2,699 |
| Change in assets and liabilities: | | | |
| (Increase) decrease in accounts receivable | 9,737 | 3,996 | (84) |
| (Increase) decrease in inventories | 16,371 | 8,383 | (648) |
| (Increase) decrease in prepaid and other assets | (466) | 1,236 | (805) |
| Increase (decrease) in accounts payable | 313 | (5,266) | (11,767) |
| Increase (decrease) in customer deposits | 392 | 1,392 | (2,179) |
| Increase (decrease) in accrued expenses | (798) | (97) | (1,978) |
| Increase (decrease) in accrued payroll and employee benefits | (312) | (2,067) | (901) |
| Increase (decrease) in accrued income tax | 579 | (885) | (985) |
| Increase (decrease) in accrued tax liability | (537) | (756) | 11 |
| Net change in deferred tax assets and liabilities | 354 | 481 | (1,277) |
| Net change in derivative assets and liabilities | (102) | (445) | 885 |
| Other | (326) | (520) | (528) |
| **Net cash provided by (used for) operating activities** | 17,561 | (2,519) | (12,821) |
| | | | |
| **Cash flows from investing activities:** | | | |
| Proceeds from sale of property and equipment | 247 | 18 | 407 |
| Purchase of property and equipment | (910) | (1,241) | (1,286) |
| Software development costs | (2,111) | (1,635) | (1,291) |
| Proceeds from surrender of life insurance policies | 1,410 | — | — |
| Other investments | 118 | 119 | 273 |
| **Net cash provided by (used for) investing activities** | (1,246) | (2,739) | (1,897) |
| | | | |
| **Cash flows from financing activities:** | | | |
| Proceeds from exercise of common stock options | — | — | 270 |
| Dividends paid | — | (2,094) | (4,142) |
| Stock repurchases | (2,000) | (1,500) | (4,609) |
| Excise tax payable related to stock repurchases | — | — | (28) |
| Taxes paid related to net settlement of restricted shares | (352) | (315) | (313) |
| **Net cash provided by (used for) financing activities** | (2,352) | (3,909) | (8,822) |
| | | | |
| **Effect of exchange rate changes on cash and cash equivalents** | 1,420 | 713 | 1,402 |
| | | | |
| **Net increase (decrease) in cash and cash equivalents** | 15,383 | (8,454) | (22,138) |
| | | | |
| **Cash and cash equivalents at beginning of period** | 33,330 | 41,784 | 63,922 |
| | | | |
| **Cash and cash equivalents at end of period** | $ 48,713 | $ 33,330 | $ 41,784 |
| | | | |
| Supplemental disclosures: | | | |
| Cash paid for: | | | |
| Interest | $ — | $ — | $ — |
| Income taxes, net | $ 1,835 | $ 3,018 | $ 4,336 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# HURCO COMPANIES, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| (In thousands,<br>except shares outstanding) | Common<br>Stock<br>Shares<br>Outstanding | Common<br>Stock<br>Amount | Additional<br>Paid–In<br>Capital | Retained<br>Earnings | Accumulated<br>Other<br>Comprehensive<br>Loss | Total |
|---|---|---|---|---|---|---|
| **Balances, October 31, 2022** | **6,566,994** | **$ 657** | **$ 63,635** | **$ 179,877** | **$ (21,525)** | **$ 222,644** |
| | | | | | | |
| Net income (loss) | — | — | — | 4,389 | — | 4,389 |
| Other comprehensive income (loss) | — | — | — | — | 1,321 | 1,321 |
| Stock–based compensation expense, net of taxes withheld for vested restricted shares | 49,874 | 5 | 2,381 | — | — | 2,386 |
| Exercise of common stock options | 11,559 | 1 | 269 | — | — | 270 |
| Stock repurchases, net of excise tax payable | (166,289) | (17) | (4,620) | — | — | (4,637) |
| Dividends paid ($0.63 per share) | — | — | — | (4,142) | — | (4,142) |
| **Balances, October 31, 2023** | **6,462,138** | **$ 646** | **$ 61,665** | **$ 180,124** | **$ (20,204)** | **$ 222,231** |
| | | | | | | |
| Net income (loss) | — | — | — | (16,608) | — | (16,608) |
| Other comprehensive income (loss) | — | — | — | — | 4,086 | 4,086 |
| Deferred income tax valuation allowances | — | — | — | — | (276) | (276) |
| Stock–based compensation expense, net of taxes withheld for vested restricted shares | 61,121 | 6 | 1,327 | — | — | 1,333 |
| Stock repurchases | (87,635) | (8) | (1,492) | — | — | (1,500) |
| Dividends paid ($0.32 per share) | — | — | — | (2,094) | — | (2,094) |
| **Balances, October 31, 2024** | **6,435,624** | **$ 644** | **$ 61,500** | **$ 161,422** | **$ (16,394)** | **$ 207,172** |
| | | | | | | |
| Net income (loss) | — | — | — | (15,117) | — | (15,117) |
| Other comprehensive income (loss) | — | — | — | — | 7,156 | 7,156 |
| Deferred income tax valuation allowances | — | — | — | — | 230 | 230 |
| Stock-based compensation expense, net of taxes withheld for vested restricted shares | 71,244 | 7 | 1,339 | — | — | 1,346 |
| Stock repurchases | (104,472) | (11) | (1,989) | — | — | (2,000) |
| **Balances, October 31, 2025** | **6,402,396** | **$ 640** | **$ 60,850** | **$ 146,305** | **$ (9,008)** | **$ 198,787** |

*The accompanying notes are an integral part of the consolidated financial statements.*

# HURCO COMPANIES, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Consolidation*. The consolidated financial statements include the accounts of Hurco Companies, Inc. (an Indiana corporation) and its wholly–owned subsidiaries ("we", "us", "our", "Hurco" or the "Company"). We have a 35% ownership interest in a Taiwan affiliate that is accounted for using the equity method. Our investment in that affiliate was approximately $5.5 million and $5.3 million as of October 31, 2025 and 2024, respectively. That investment is included in Investments on the accompanying Consolidated Balance Sheets. Inter-company accounts and transactions have been eliminated.

*Statements of Cash Flows*. We consider all highly liquid investments with a stated maturity at the date of purchase of three months or less to be cash equivalents. Cash flows from hedges are classified consistent with the items being hedged.

*Translation of Foreign Currencies*. All balance sheet accounts of non–U.S. subsidiaries are translated at the exchange rate as of the end of the year and translation adjustments of foreign currency balance sheets are recorded as a component of Accumulated other comprehensive loss in shareholders' equity. Income and expenses are translated at the average exchange rates during the year. Cumulative foreign currency translation adjustments, net of gains related to our net investment hedges, as of October 31, 2025, were a net loss of $8.2 million, net of tax, and are included in Accumulated other comprehensive loss. Foreign currency transaction gains and losses are recorded as income or expense as incurred and are recorded in Other expense, net.

*Hedging*. We are exposed to certain market risks relating to our ongoing business operations, including foreign currency risk, interest rate risk and credit risk. We manage our exposure to these and other market risks through regular operating and financing activities. Currently, the only risk that we manage through the use of derivative instruments is foreign currency risk.

We operate on a global basis and are exposed to the risk that our financial condition, results of operations, and cash flows could be adversely affected by changes in foreign currency exchange rates. To reduce the potential effects of foreign exchange rate movements on our net equity investment in one of our foreign subsidiaries, and the gross profit and net earnings of certain of our foreign subsidiaries, we enter into derivative financial instruments in the form of foreign exchange forward contracts with a major financial institution. We are primarily exposed to foreign currency exchange rate risk with respect to transactions and net assets denominated in Euros, Pounds Sterling, Indian Rupee, Singapore Dollars, Chinese Yuan, Polish Zloty, and New Taiwan Dollars.

We account for derivative instruments as either assets or liabilities and carry them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of Accumulated other comprehensive loss in shareholders' equity and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

For derivative instruments that are not designated as accounting hedges under the Derivatives and Hedging Topic of the Financial Accounting Standards Board (the "FASB"), changes in fair value are recognized in earnings in the period of change. We do not hold or issue derivative financial instruments for speculative trading purposes. We only enter into derivatives with one counterparty, which is among one of the largest U.S. banks (ranked by assets), in order to minimize credit risk and, to date, that counterparty has not failed to meet its financial obligations under such contracts.

Derivatives Designated as Hedging Instruments

We enter into foreign currency forward exchange contracts periodically to hedge certain forecasted inter–company sales and purchases denominated in foreign currencies (the Pound Sterling, Euro, and New Taiwan Dollar). The purpose of these instruments is to mitigate the risk that the U.S. dollar net cash inflows and outflows resulting from sales and purchases denominated in foreign currencies will be adversely affected by changes in exchange rates. These forward contracts have been designated as cash flow hedge instruments, and are recorded in the Consolidated Balance Sheets at fair value in Derivative assets and Derivative liabilities. The effective portion of the gains and losses resulting from the changes in the fair value of these hedge contracts is deferred in Accumulated other comprehensive loss and recognized as an adjustment to Cost of sales and service in the period that the corresponding inventory sold that is the subject of the related hedge contract is recognized, thereby providing an offsetting economic impact against the corresponding change in the U.S. dollar value of the inter–company sale or purchase being hedged. The ineffective portion of gains and losses resulting from the changes in the fair value of these hedge contracts is immediately reported in Other expense, net. We perform quarterly assessments of hedge effectiveness by verifying and documenting the critical terms of the hedge instrument and determining that forecasted transactions have not changed significantly. We also assess on a quarterly basis whether there have been adverse developments regarding the risk of a counterparty default.

We had forward contracts outstanding as of October 31, 2025, in Euros, Pounds Sterling, and New Taiwan Dollars with set maturity dates ranging from November 2025 through October 2026. The contract amount at forward rates in U.S. dollars as of October 31, 2025 for Euros and Pounds Sterling was $9.1 million and $3.2 million, respectively. The contract amount at forward rates in U.S. dollars for New Taiwan Dollars was $18.7 million as of October 31, 2025. As of October 31, 2025, we had approximately $0.6 million of losses, net of tax, related to cash flow hedges deferred in Accumulated other comprehensive loss. Of this amount, $0.4 million represented unrealized loss, net of tax, related to cash flow hedge instruments that remain subject to currency fluctuation risk. The majority of these deferred losses will be recorded as an adjustment to Cost of sales and service in periods through October 2026, in which the corresponding inventory that is the subject of the related hedge contract is sold, as described above.

We are exposed to foreign currency exchange risk related to our investment in net assets in foreign countries. To manage this risk, we entered into a forward contract with a notional amount of €3.0 million in November 2024. We designated this forward contract as a hedge of our net investment in Euro denominated assets. We selected the forward method under FASB guidance related to the accounting for derivative instruments and hedging activities. The forward method requires all changes in the fair value of the contract to be reported as a cumulative translation adjustment, net of tax, in Accumulated other comprehensive loss in the same manner as the underlying hedged net assets. This forward contract matured in November 2025, and we entered into a new forward contract for the same notional amount that is set to mature in November 2026. As of October 31, 2025, we had a realized gain of $1.2 million and an unrealized loss of $0.2 million, net of tax, recorded as cumulative translation adjustments in Accumulated other comprehensive loss, related to this forward contract.

Derivatives Not Designated as Hedging Instruments

We enter into foreign currency forward exchange contracts to protect against the effects of foreign currency fluctuations on inter-company receivables and payables denominated in foreign currencies. These derivative instruments are not designated as hedges under FASB guidance and, as a result, changes in their fair value are reported currently as Other expense, net in the Consolidated Statements of Operations consistent with the transaction gain or loss on the related inter-company receivables, payables and loans denominated in foreign currencies.

We had forward contracts outstanding as of October 31, 2025, in Euros, Pounds Sterling, and New Taiwan Dollars with set maturity dates ranging from November 2025 through June 2026. The contract amounts at forward rates in U.S. dollars as of October 31, 2025 for Euros and Pounds Sterling totaled $13.8 million. The contract amount at forward rates in U.S. dollars for New Taiwan Dollars was $42.7 million as of October 31, 2025.

Fair Value of Derivative Instruments

We recognize the fair value of derivative instruments as assets and liabilities on a gross basis on our Consolidated Balance Sheets. As of October 31, 2025 and October 31, 2024, all derivative instruments were recorded at fair value on our Consolidated Balance Sheets as follows (in thousands):

| Derivatives | October 31, 2025 | | October 31, 2024 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| --- | --- | --- | --- | --- |
| Designated as Hedging Instruments: | | | | |
| Foreign exchange forward contracts | Derivative assets | $ 215 | Derivative assets | $ 165 |
| Foreign exchange forward contracts | Derivative liabilities | $ 945 | Derivative liabilities | $ 430 |
| | | | | |
| Not Designated as Hedging Instruments: | | | | |
| Foreign exchange forward contracts | Derivative assets | $ 48 | Derivative assets | $ 158 |
| Foreign exchange forward contracts | Derivative liabilities | $ 2,139 | Derivative liabilities | $ 275 |

Effect of Derivative Instruments on the Consolidated Balance Sheets, Consolidated Statements of Changes in Shareholders' Equity, and Consolidated Statements of Operations

Derivative instruments had the following effects on our Consolidated Balance Sheets, Consolidated Statements of Changes in Shareholders' Equity, and Consolidated Statements of Operations, net of tax, during the fiscal years ended October 31, 2025, 2024, and 2023 (in thousands):

| Derivatives | Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) | | | Location of Gain (Loss) Reclassified From Other Comprehensive Income (Loss) | Amount of Gain (Loss) Reclassified from Other Comprehensive Income (Loss) | | |
|---|---|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | | **2025** | **2024** | **2023** |
| Designated as Hedging Instruments: | | | | | | | |
| (Effective Portion) | | | | | | | |
| Foreign exchange forward contracts – Intercompany sales/purchases | (574) | (727) | (1,465) | Cost of sales and service | (1,453) | (1,339) | 488 |
| Foreign exchange forward contract – Net investment | (111) | (29) | (99) | | | | |

We did not recognize any gains or losses as a result of hedges deemed ineffective during the fiscal years ended October 31, 2025, 2024, and 2023.

We recognized the following gains and losses in our Consolidated Statements of Operations during the fiscal years ended October 31, 2025, 2024, and 2023 on derivative instruments not designated as hedging instruments (in thousands):

**Derivatives**

| Derivatives | Location of Gain (Loss) Recognized in Operations | Amount of Gain (Loss) Recognized in Operations | | |
|---|---|---|---|---|
| | | **2025** | **2024** | **2023** |
| Not Designated as Hedging Instruments: | | | | |
| Foreign exchange forward contracts | Other expense, net | $ (1,295) | $ (1,751) | $ (3,112) |

The following table presents the changes in the components of Accumulated other comprehensive loss, net of tax, for the fiscal years ended October 31, 2025 and 2024 (in thousands):

| | Foreign Currency Translation | | Cash Flow Hedges | | Total | |
|---|---:|---|---:|---|---:|---|
| Balance, October 31, 2023 | $ | (17,985) | $ | (2,219) | $ | (20,204) |
| Other comprehensive income (loss) before reclassifications | | 3,474 | | (727) | | 2,747 |
| Reclassifications | | — | | 1,339 | | 1,339 |
| Deferred income tax valuation allowances | | — | | (276) | | (276) |
| Balance, October 31, 2024 | $ | (14,511) | $ | (1,883) | $ | (16,394) |
| Other comprehensive income (loss) before reclassifications | | 6,277 | | (574) | | 5,703 |
| Reclassifications | | — | | 1,453 | | 1,453 |
| Deferred income tax valuation allowances | | — | | 230 | | 230 |
| Balance, October 31, 2025 | $ | (8,234) | $ | (774) | $ | (9,008) |

*Inventories*. Inventories are stated at the lower of cost or net realizable value, with cost determined using the first–in, first–out method. Provisions are made to reduce excess or obsolete inventories to their estimated realizable value.

*Property and Equipment*. Property and equipment are carried at cost. Depreciation and amortization of assets are provided primarily under the straight–line method over the shorter of the estimated useful lives or the lease terms as follows:

| | Number of Years |
|---|---|
| Land | Indefinite |
| Building | 40 |
| Machines | 7 – 10 |
| Shop and office equipment | 3 – 7 |
| Building & leasehold improvements | 3 – 40 |

Total depreciation and amortization expense recognized for property and equipment was $1.5 million for fiscal year 2025, $1.7 million for fiscal year 2024, and $2.3 million for fiscal year 2023.

*Revenue Recognition.* We design, manufacture, and sell computerized machine tools. Our computer control systems and software products are primarily sold as integral components of our computerized machine tool products. We also provide machine tool components, automation integration equipment and solutions for job shops, software options, control upgrades, accessories, and replacement parts for our products, as well as customer service, training, and applications support.

We recognize revenues from the sale of machine tools, components and accessories and services, and reflect the consideration to which we expect to be entitled. We record revenues based on a five-step model in accordance with FASB guidance codified in Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers" ("ASC 606"). In accordance with ASC 606, we have defined contracts as agreements with our customers and distributors in the form of purchase orders, packing or shipping documents, invoices, and, periodically, verbal requests for components and accessories. For each contract, we identify our performance obligations, which are delivering goods or services, determine the transaction price, allocate the contract transaction price to each of the performance obligations (when applicable), and recognize the revenue when (or as) the performance obligation to the customer is fulfilled. A good or service is transferred when the customer obtains control of that good or service. Our computerized machine tools are general purpose computer-controlled machine tools that are typically used in stand–alone operations. Prior to shipment, we test each machine to ensure the machine's compliance with standard operating specifications. We deem that the customer obtains control upon delivery of the product and that obtaining control is not contingent upon contractual customer acceptance. Therefore, we recognize revenue from sales of our machine tool systems upon delivery of the product to the customer or distributor, which is normally at the time of shipment.

Depending upon geographic location, after shipment, a machine may be installed at the customer's facility by a distributor, independent contractor, or by one of our service technicians. In most instances where a machine is sold through a distributor, we have no installation involvement. If sales are direct or through sales agents, we will typically complete the machine installation, which consists of the reassembly of certain parts that were removed for shipping and the re-testing of the machine to ensure that it is performing within the standard specifications. We consider the machine installation process for our 3-axis machines to be inconsequential and immaterial within the context of the contract. For our 5-axis machines that we install, we estimate the fair value of the installation performance obligation and recognize that installation revenue on a prorata basis over the period of the installation process.

From time to time, and depending upon geographic location, we may provide training or freight services. We consider these services to be immaterial within the context of the contract, as the value of these services typically does not rise to a material level as a component of the total contract value. Service fees from maintenance contracts are deferred and recognized in earnings on a prorata basis over the term of the contract and are generally sold on a stand-alone basis. Customer discounts and estimated product returns are recorded as a reduction of revenue in the same period that the related sales are recorded. We have reviewed the overall sales transactions for variable consideration and have determined that these amounts are not material.

*Allowance for Doubtful Accounts*. The allowance for doubtful accounts is based on our best estimate of probable credit issues and historical experience. We perform credit evaluations of the financial condition of our customers. No collateral is required for sales made on open account terms. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion across many geographic areas. We consider trade accounts receivable to be past due when payment is not made by the due date as specified on the customer invoice, and we charge off uncollectible balances when all reasonable collection efforts have been exhausted.

*Product Warranty*. Expected future product warranty claims are recorded to expense when the product is sold. Product warranty estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Warranty claims are influenced by factors such as new product introductions, technological developments, the competitive environment, and the costs of component parts. Actual payments for warranty claims could differ from the amounts estimated, requiring adjustments to the liabilities in future periods. See Note 11 of these Notes to Consolidated Financial Statements for further discussion of warranties.

*Research and Development Costs.* The costs associated with research and development programs for new products and significant product improvements, other than software development costs, which are eligible for capitalization per FASB guidance, are expensed as incurred and are included in Selling, general, and administrative expenses. Research and development expenses totaled $4.0 million, $3.9 million, and $4.2 million, in fiscal years 2025, 2024, and 2023, respectively.

*Software Development Costs.* We sell software products that are essential to our machine tools. Costs incurred to develop computer software products and significant enhancements to software features of existing products to be sold or otherwise marketed are capitalized, after technological feasibility is established. Software development costs are amortized on a straight–line basis over the estimated product life of the related software, which ranges from three to five years. We capitalized costs related to software development projects of $2.1 million in fiscal year 2025, $1.6 million in fiscal year 2024, and $1.3 million in fiscal year 2023. Amortization expense for software development costs was $1.1 million, $1.6 million, and $1.6 million for the fiscal years ended October 31, 2025, 2024, and 2023, respectively. The gross carrying amount as of October 31, 2025 and 2024 was $34.1 million and $32.0 million, respectively. Accumulated amortization as of October 31, 2025 and 2024 was $26.0 million and $24.9 million, respectively.

Estimated amortization expense for the remaining unamortized software development costs, which includes projects still in progress, for the fiscal years ending October 31, is as follows (in thousands):

| Fiscal Year | Amortization Expense |
|---|---|
| 2026 | $ 769 |
| 2027 | 1,623 |
| 2028 | 1,472 |
| 2029 | 1,500 |
| 2030 | 1,436 |
| 2031 and thereafter | 1,290 |

*Intangible Assets.* For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess. Intangible assets that are determined to have a finite life are amortized over their estimated useful lives and are also subject to review for impairment if indicators of impairment are identified. There were no impairments recognized with respect to the carrying value of intangible assets for the years ended October 31, 2025, 2024, or 2023.

As of October 31, 2025, the balances of intangible assets, other than goodwill, were as follows (in thousands):

| | Weighted Average Amortization Period | Gross Intangible Assets | Accumulated Amortization | Net Intangible Assets |
|---|---|---|---|---|
| Tradenames and trademarks | indefinite | $ 177 | $ — | $ 177 |
| Tradenames and trademarks | 14 years | 762 | (445) | 317 |
| Customer relationships | 15 years | 373 | (301) | 72 |
| Technology | 13 years | 706 | (665) | 41 |
| Noncompete | 5 years | 580 | (580) | — |
| Patents | 6 years | 2,973 | (2,957) | 16 |
| Other | 8 years | 397 | (393) | 4 |
| Total | | $ 5,968 | $ (5,341) | $ 627 |

As of October 31, 2024, the balances of intangible assets, other than goodwill, were as follows (in thousands):

| | Weighted Average Amortization Period | Gross Intangible Assets | Accumulated Amortization | Net Intangible Assets |
|---|---|---|---|---|
| Tradenames and trademarks | indefinite | $ 177 | $ — | $ 177 |
| Tradenames and trademarks | 14 years | 749 | (381) | 368 |
| Customer relationships | 15 years | 371 | (286) | 85 |
| Technology | 13 years | 666 | (581) | 85 |
| Noncompete | 5 years | 580 | (580) | — |
| Patents | 6 years | 2,973 | (2,933) | 40 |
| Other | 8 years | 393 | (385) | 8 |
| Total | | $ 5,909 | $ (5,146) | $ 763 |

Intangible asset amortization expense was $0.1 million, $0.2 million, and $0.3 million for fiscal years 2025, 2024, and 2023, respectively. Annual intangible asset amortization expense for the next five years is estimated to be $0.1 million for fiscal year 2026, and less than $0.1 million per year for fiscal years 2027 through 2030.

*Impairment of Long–Lived Assets.* Annually, or when there are indicators of impairment, we evaluate the carrying value of long–lived assets to be held and used, including property and equipment, software development costs, and intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset (or group of assets) to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset (or group of assets) are less than the carrying value of the asset (or group of assets). There was no impairment recognized with respect to the carrying values of long-lived assets for the years ended October 31, 2025, 2024, or 2023.

*Earnings (Loss) Per Share.* Basic earnings (loss) per share is calculated under the two class method by dividing net income (loss) by the weighted–average number of common shares actually outstanding during the period. Diluted earnings (loss) per share assumes the issuance of additional shares of common stock upon exercise of all outstanding stock options and contingently issuable securities if the effect is dilutive, in accordance with the treasury stock method.

The following table presents a reconciliation of our basic and diluted earnings (loss) per share computation:

| | Fiscal Year Ended October 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | 2024 | | 2023 | |
| | Basic | Diluted | Basic | Diluted | Basic | Diluted |
| Net (loss) income | $ (15,117) | $ (15,117) | $ (16,608) | $ (16,608) | $ 4,389 | $ 4,389 |
| Undistributed earnings allocated to participating shares | — | — | — | — | (61) | (61) |
| Net (loss) income applicable to common shareholders | $ (15,117) | $ (15,117) | $ (16,608) | $ (16,608) | $ 4,328 | $ 4,328 |
| | | | | | | |
| Weighted average shares outstanding | 6,456 | 6,456 | 6,489 | 6,489 | 6,499 | 6,499 |
| Stock options and contingently issuable securities | — | — | — | — | — | 29 |
| | 6,456 | 6,456 | 6,489 | 6,489 | 6,499 | 6,528 |
| (Loss) income per share | $ (2.34) | $ (2.34) | $ (2.56) | $ (2.56) | $ 0.67 | $ 0.66 |

For fiscal years 2025 and 2024, there were an immaterial number of stock options and contingently issuable securities that were excluded from the diluted loss per share calculation because they were anti-dilutive due to the net loss in those periods.

*Income Taxes* – We account for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are measured using enacted income tax rates in each jurisdiction in effect for the year in which the temporary differences are expected to be recovered or settled. These deferred tax assets are reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Net deferred tax assets and liabilities are classified as non-current in the consolidated financial statements. Our judgment regarding the realization of deferred tax assets may change due to future profitability and market conditions, changes in U.S. or foreign tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

The determination of our provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex federal, state and foreign tax laws. Our provision for income taxes reflects a combination of income earned and taxed at the federal and state level in the U.S., as well as in various foreign jurisdictions.

In addition to the risks to the effective tax rate described above, the future effective tax rate reflected in forward–looking statements is based on currently effective tax laws. Significant changes in those laws could materially affect these estimates.

We operate in multiple jurisdictions through wholly-owned subsidiaries, and our global structure is complex. The estimates of our uncertain tax positions involve judgments and assessment of the potential tax implications. We recognize uncertain tax positions when it is more likely than not that the tax position will be sustained upon examination by relevant taxing authorities, based on the technical merits of the position. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Our tax positions are subject to audit by taxing authorities across multiple global jurisdictions, and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations. Accordingly, the ultimate outcome with respect to taxes we may owe may differ from the amounts recognized.

*Stock Compensation.* We account for share–based compensation according to FASB guidance relating to share-based payments, which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values on the grant date. This guidance requires that we estimate the fair value of share-based awards on the date of grant and recognize as expense the value of the portion of the award that is ultimately expected to vest over the requisite service period.

*Estimates.* The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires us to make estimates and assumptions that affect the reported amounts presented and disclosed in our consolidated financial statements. Significant estimates and assumptions in these consolidated financial statements require the exercise of judgment and are used for, but not limited to, allowance for doubtful accounts, estimates of future cash flows and other assumptions associated with intangible and long–lived asset impairment tests, if applicable, inventory reserves, product warranties, income taxes and deferred tax valuation allowances, capitalized software development costs, derivative instruments, stock compensation, and contingencies. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

## 2. BUSINESS OPERATIONS

*Nature of Business.* We design, manufacture, and sell computerized CNC machine tools, computer control systems and software products, machine tool components, automation integration equipment and solutions for job shops, software options, control upgrades, accessories and replacement parts for our products, as well as customer service, training, and applications support, to companies in the metal cutting industry through a worldwide sales, service, and distribution network. The machine tool industry is highly cyclical and changes in demand can occur abruptly in the geographic markets we serve. As a result of this cyclicality, we have experienced significant fluctuations in our sales, which, in periods of reduced demand, have adversely affected our results of operations and financial condition.

The end market for our products consists primarily of precision tool, die and mold manufacturers, independent job shops, and specialized short–run production applications within large manufacturing operations. Industries served include: aerospace, defense, medical equipment, energy, automotive/transportation, electronics, and computer industries. Our products are sold principally through approximately 160 independent agents and distributors throughout the Americas, Europe and Asia. We also have our own direct sales and service organizations in China, the Czech Republic, France, Germany, India, Italy, the Netherlands, Poland, Singapore, Taiwan, the United Kingdom, and certain areas of the United States.

We operate in the industrial equipment industry and have a global footprint that subjects us to various business risks in many different countries. During fiscal years 2023 through 2025, there were changes in U.S. and global trade policies, an economic slowdown in Europe, political friction in the U.S. and many other regions of the world, geopolitical tensions, conflicts, wars in Europe and Asia, and volatility of foreign currencies. Because of the potential for extended vulnerability due to these and other factors, we have closely evaluated the estimates we have made in preparing the financial statements as of October 31, 2025, with the understanding that these estimates could change in the near term. We will continue to evaluate and disclose any uncertainty associated with key assumptions underlying fair value estimates, trends, and uncertainties that have had, or are reasonably expected to have, a material effect on our consolidated financial position, results of operations, changes in shareholders' equity, and cash flows for and at the end of each interim period.

*Credit Risk.* We sell products to customers located throughout the world. We perform ongoing credit evaluations of customers and generally do not require collateral. Allowances are maintained for potential credit losses. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. Although a significant amount of trade receivables are with distributors primarily located in the United States, no single distributor or region represents a significant concentration of credit risk.

*Manufacturing Risk.* At present, our wholly–owned subsidiaries, Hurco Manufacturing Limited ("HML") produces the vast majority of our machine tools for all three brands, Hurco, Milltronics, and Takumi. In addition, we manufacture electro–mechanical components and accessories for machine tools through our wholly–owned subsidiary, LCM Precision Technology S.r.l. ("LCM"). HML and LCM manufacture their products in Taiwan and Italy, respectively. Any interruption in manufacturing at any of these locations would have an adverse effect on our financial operating results. Interruption in manufacturing at one of these locations could result from a change in the political environment, such as conflicts or wars; trade wars, blockages, embargoes, or tariffs; or a natural disaster, such as an earthquake, typhoon, or tsunami. Any interruption with one of our other third-party key suppliers may also have an adverse effect on our operating results and our financial condition.

## 3.   INVENTORIES

Inventories are summarized below (in thousands):

|  | October 31, 2025 | | October 31, 2024 | |
|---|---|---|---|---|
| Purchased parts and sub–assemblies | $ | 35,346 | $ | 35,385 |
| Work–in–process | | 11,172 | | 13,428 |
| Finished goods | | 96,413 | | 104,224 |
| Inventories | $ | 142,931 | $ | 153,037 |

Finished goods inventory consigned to our distributors and agents throughout the Americas, Europe, and Asia was $10.6 million and $10.3 million as of October 31, 2025 and 2024, respectively.

## 4. CREDIT AGREEMENTS AND BORROWINGS

On December 31, 2018, we and our subsidiary Hurco B.V. entered into a credit agreement with Bank of America, N.A., as the lender, which was subsequently amended on each of March 13, 2020, December 23, 2020, December 17, 2021, January 4, 2023, and December 19, 2023 (as amended, the "2018 Credit Agreement"). The 2018 Credit Agreement provided for an unsecured revolving credit and letter of credit facility in a maximum aggregate amount of $40.0 million. The 2018 Credit Agreement provided that the maximum amount of outstanding letters of credit at any one time could not exceed $10.0 million, the maximum amount of outstanding loans made to our subsidiary Hurco B.V. at any one time could not exceed $20.0 million, and the maximum amount of all outstanding loans denominated in alternative currencies at any one time could not exceed $20.0 million. The scheduled maturity date of the 2018 Credit Agreement was December 31, 2025, and on that date, the 2018 Credit Agreement terminated in accordance with its terms.

In March 2019, our wholly-owned subsidiaries in Taiwan, HML, and China, NHML, closed on uncommitted revolving credit facilities with maximum aggregate amounts of 150 million New Taiwan Dollars and 32.5 million Chinese Yuan, respectively. As uncommitted facilities, both the Taiwan and China credit facilities were subject to review and termination by the respective underlying lending institution from time to time. In February and December 2023, NHML and HML, respectively, renewed the above-referenced credit facilities on substantially similar terms and identical maximum aggregate limits.

As of October 31, 2025, our credit facilities consisted of a €1.5 million revolving credit facility in Germany, the 150 million New Taiwan Dollars Taiwan credit facility, the 32.5 million Chinese Yuan China credit facility, and the $40.0 million revolving credit facility under the 2018 Credit Agreement. On December 31, 2025, the 150 million New Taiwan Dollars Taiwan credit facility, the 32.5 million Chinese Yuan China credit facility and the $40.0 million revolving credit facility under the 2018 Credit Agreement terminated in accordance with their terms.

We had no debt or borrowings outstanding under any of our credit facilities as of October 31, 2025, or December 31, 2025. As of October 31, 2025 we had an aggregate of approximately $51.2 million available for borrowing under our credit facilities.

On January 5, 2026, we entered into a credit agreement with Bank of America, N.A., as the lender (the "2026 Credit Agreement"). The 2026 Credit Agreement provides for a secured revolving credit and letter of credit facility in a maximum aggregate amount of $20.0 million. The 2026 Credit Agreement provides that the maximum amount of outstanding letters of credit at any one time may not exceed $10.0 million, and the maximum amount of all outstanding loans denominated in alternative currencies at any one time may not exceed $20.0 million. Under the 2026 Credit Agreement, we are the borrower, and certain of our subsidiaries are guarantors. Our obligations under the 2026 Credit Agreement are secured by a security interest in substantially all of our personal property and substantially all of the personal property of each subsidiary guarantor. The scheduled maturity date of the 2026 Credit Agreement is December 31, 2026.

Borrowings under the 2026 Credit Agreement bear interest at floating rates based on, at our option, either (i) a rate based upon the secured overnight financing rate ("SOFR"), the Sterling Overnight Index Average Reference Rate, the Euro Interbank Offering Rate, or another alternative currency-based rate approved by the lender, depending on the term of the loan and the currency in which such loan is denominated, plus 2.50% per annum, or (ii) a base rate (which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate or (c) the one month SOFR-based rate plus 1.00%), plus 1.50% per annum. Outstanding letters of credit will carry an annual rate of 2.50%.

The 2026 Credit Agreement contains customary affirmative and negative covenants and events of default, including covenants (1) restricting us from making certain investments, loans, advances and acquisitions (but permitting us to make investments in subsidiaries of up to $10.0 million); (2) restricting us from making certain payments, including (a) cash dividends, except that we may pay cash dividends as long as immediately before and after giving effect to such payment, the sum of the unused amount of the commitments under the 2026 Credit Agreement plus our cash on hand is not less than $10.0 million, we are in pro forma compliance with the maximum consolidated leverage ratio covenant as described below, and we are not in default before and after giving effect to such dividend payments and (b) payments made to repurchase shares of our common stock, except that we may repurchase shares of our common stock as long as we are not in default before and after giving effect to such repurchases and the aggregate amount of payments made by us for all such repurchases during any fiscal year does not exceed $10.0 million; and (3) requiring that we maintain a maximum consolidated leverage ratio of total debt to EBITDA no greater than 2.00 to 1.00, with EBITDA defined as the greater of (i) consolidated EBITDA for the most recently completed measurement period and (ii) $1.00. We may use the proceeds from advances under the 2026 Credit Agreement for general corporate purposes.

The maximum consolidated leverage ratio covenant effectively prohibits us from borrowing any amounts under the 2026 Credit Agreement when our consolidated EBITDA for the most recently completed measurement period is negative. As of the date we entered into the 2026 Credit Agreement, the most recently completed measurement period was our fiscal year ended October 31, 2025, during which our consolidated EBITDA was negative. In order to borrow in compliance with the maximum consolidated leverage ratio covenant set forth above, we are effectively prohibited from borrowing under the 2026 Credit Agreement until we have positive consolidated EBITDA for our most recently completed four fiscal quarters.

## 5.   FINANCIAL INSTRUMENTS

*Estimated Fair Value of Financial Instruments*

FASB fair value guidance establishes a three–tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts for cash and cash equivalents approximate their fair values due to the short maturity of these instruments, and such instruments meet the Level 1 criteria of the three–tier fair value hierarchy discussed above. The carrying amount of short-term debt approximates fair value due to the variable rate of interest and the short-term nature of the instrument.

In accordance with this guidance, the following table represents the fair value hierarchy for our financial assets and liabilities measured at fair value as of October 31, 2025 and 2024 (in thousands):

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | October 31, 2025 | October 31, 2024 | October 31, 2025 | October 31, 2024 |
| Level 1 | | | | |
| Mutual Funds | $ 3,489 | $ 2,942 | $ — | $ — |
| | | | | |
| Level 2 | | | | |
| Derivatives | $ 263 | $ 323 | $ 3,084 | $ 705 |

*Recurring Fair Value Measurements*

Included in Level 1 assets are mutual fund investments under a nonqualified deferred compensation plan. We estimate the fair value of these investments on a recurring basis using market prices that are readily available.

Included as Level 2 fair value measurements are derivative assets and liabilities related to gains and losses on foreign currency forward exchange contracts entered into with a third party. We estimate the fair value of these derivatives on a recurring basis using foreign currency exchange rates obtained from active markets. Derivative instruments are reported in the accompanying consolidated financial statements at fair value. We have derivative financial instruments in the form of foreign currency forward exchange contracts as described in Note 1 of Notes to Consolidated Financial Statements. The U.S. dollar equivalent notional amount of these contracts was $91.0 million and $85.1 million as of October 31, 2025 and 2024, respectively.

The fair value of the foreign currency forward exchange contracts and the related currency positions are subject to offsetting market risk resulting from foreign currency exchange rate volatility. The counterparty to the forward exchange contract is a substantial and creditworthy financial institution. We do not consider either the risk of counterparty non–performance or the economic consequences of counterparty non–performance to be material risks.

## 6.   INCOME TAXES

We utilize the asset and liability method of accounting for income taxes. Under this method, the provision (benefit) for income taxes represents income taxes payable or refundable for the current year plus the change in deferred taxes during the year.

The Budget Reconciliation Act (H.R. 1) ("OBBB") was signed into law on July 4, 2025. The OBBB did not have a material impact on our consolidated financial statements and related disclosures as of and for the fiscal year ended October 31, 2025. While further evaluation is ongoing, the OBBB is not expected to have a material impact on our consolidated financial statements and related disclosures in future years.

The components of income (loss) before taxes are (in thousands):

|  | Year Ended October 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Income (loss) before income taxes: | | | |
| Domestic | $ (17,523) | $ (15,024) | $ (3,259) |
| Foreign | 5,354 | 5,174 | 10,013 |
|  | $ (12,169) | $ (9,850) | $ 6,754 |

In the fiscal years set forth below, the provision (benefit) for income taxes consisted of the following (in thousands):

| | Year Ended October 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Current: | | | |
| U.S. taxes | $ 308 | $ 647 | $ (431) |
| Foreign taxes | 1,867 | 1,804 | 2,775 |
| | 2,175 | 2,451 | 2,344 |
| Deferred: | | | |
| U.S. taxes | (4,336) | (3,765) | 167 |
| Foreign taxes | 288 | (518) | (287) |
| | (4,048) | (4,283) | (120) |
| Total current and deferred income taxes: | (1,873) | (1,832) | 2,224 |
| Valuation Allowance | 4,821 | 8,590 | 141 |
| Provision (benefit) for income taxes | $ 2,948 | $ 6,758 | $ 2,365 |

A comparison of income tax expense at the U.S. statutory rate to our effective tax rate is as follows:

| | Year Ended October 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| U.S. statutory rate | 21 % | 21 % | 21 % |
| Effect of tax rate of international jurisdictions different than U.S. statutory rates | (3)% | (4)% | 6 % |
| Valuation allowance | (40)% | (87)% | 2 % |
| State taxes | 3 % | 4 % | (1)% |
| US benefit of foreign intangible income | — % | (2)% | — % |
| Stock-based compensation | (2)% | (3)% | 6 % |
| Tax attribute expiration | (5)% | — % | — % |
| Other | 2 % | 2 % | 1 % |
| Effective tax rate | (24)% | (69)% | 35 % |

The Tax Reform Act enacted on December 22, 2017, made comprehensive changes to U.S. federal income tax laws by moving from a global to a modified territorial tax regime. As a result, cash repatriated to the U.S. is generally no longer subject to U.S. federal income tax. As of October 31, 2025, the undistributed earnings of our foreign subsidiaries are expected to be permanently reinvested and retained for continuing operations. Accordingly, we did not accrue any withholding taxes on the undistributed earnings of our foreign subsidiaries, consistent with the position adopted on January 1, 2018.

Deferred income taxes are determined based on the difference between the amounts used for financial reporting purposes and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Net deferred tax assets and liabilities are classified as non-current in the consolidated financial statements.

Our effective tax rate for the fiscal year ended October 31, 2025 was (24)%, compared to (69)% in the prior fiscal year. Income tax expense for fiscal year 2025 was $2.9 million, compared to $6.8 million for fiscal year 2024. The year-over-year decrease in annual income tax expense was primarily due to an $8.4 million non-cash change in valuation allowance recorded in fiscal year 2024 on U.S. and China deferred tax assets, compared to a $4.8 million non-cash change in valuation allowance recorded in fiscal year 2025 on U.S., China, and certain Italian deferred tax assets. Additionally, income taxes were also impacted by a change in geographic mix of income and loss that includes jurisdictions with differing tax rates and discrete items related to unvested stock compensation. As a result of a cumulative three-year loss in the U.S., China and Italy, we have a $13.2 million full valuation allowance recorded against our U.S., Chinese and certain Italian deferred tax assets and we did not record a tax benefit for our net losses in these countries for fiscal year 2025. The valuation allowance recorded during the fiscal year ended October 31, 2025 reflects a full valuation allowance of U.S, Chinese, and certain Italian deferred tax assets and was recorded based on our conclusion that the deferred tax assets were not more likely than not going to be realized.

As of October 31, 2025, we had deferred tax assets established for accumulated net operating loss carryforwards of $8.6 million, primarily related to federal, state and foreign jurisdictions. We also have deferred tax assets for tax credits of $2.2 million. We established a valuation allowance against these carryforwards due to the uncertainty of their full realization. As of October 31, 2025, and 2024, the balance of this valuation allowance was $13.2 million and $9.2 million, respectively.

Significant components of our deferred tax assets and liabilities as of October 31, 2025 and 2024 are as follows (in thousands):

| | October 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Deferred Tax Assets: | | |
| Accrued inventory reserves | $ 1,413 | $ 1,605 |
| Accrued warranty expenses | 153 | 191 |
| Compensation related expenses | 1,799 | 1,800 |
| Net derivative gain | 237 | 500 |
| Unrealized exchange gain | 270 | 58 |
| Other accrued expenses | 313 | 351 |
| Net operating loss carryforwards | 8,622 | 6,115 |
| Other credit carryforwards | 2,181 | 948 |
| Operating lease liabilities | 2,972 | 2,924 |
| Goodwill and intangibles | 693 | 750 |
| Other | 120 | 118 |
| | 18,773 | 15,360 |
| Less: Valuation allowance – net operating loss and other credit carryforwards | (13,244) | (9,203) |
| Deferred tax assets | 5,529 | 6,157 |
| | | |
| Deferred Tax Liabilities: | | |
| Property and equipment and capitalized software development costs | (1,384) | (1,525) |
| Operating lease - right of use assets | (2,885) | (2,837) |
| Other | (504) | (499) |
| Net deferred tax assets | $ 756 | $ 1,296 |

As of October 31, 2025, we had net operating loss carryforwards for international and U.S. income tax purposes of $54.6 million. Our U.S. federal net operating loss has an unlimited carryforward potential. Our U.S. state net operating losses will either expire at various tax years from 2026 to 2045 or have unlimited carryforward potential. Our foreign net operating losses will either expire at various tax years from 2026 to 2030 or have unlimited carryforward potential. As of October 31, 2025, we also have tax credits of $2.2 million which will expire at various tax years from 2026 to 2045.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding the related accrual for interest or penalties, is as follows (in thousands):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Balance, beginning of year | $ 21 | $ 138 | $ 138 |
| Reductions due to statute expiration | (21) | (117) | — |
| Balance, end of year | $ — | $ 21 | $ 138 |

The balance of the unrecognized tax benefits and related interest was zero on October 31, 2025 because all previous balances expired as of August 2025 due to the statute of limitations with respect to unrecognized tax benefits.

We file U.S. federal and state income tax returns, as well as tax returns in applicable foreign jurisdictions.

A summary of open tax years by major jurisdiction is presented below:

| United States federal | Fiscal 2022 through the current period |
|---|---|
| Germany[1] | Fiscal 2022 through the current period |
| Taiwan | Fiscal 2020 through the current period |
| United Kingdom | Fiscal 2019 through the current period |

[1] Includes federal as well as state, provincial or similar local jurisdictions, as applicable.

## 7.    EMPLOYEE BENEFITS

We have defined contribution plans that include a majority of our U.S. employees, under which our matching contributions are primarily discretionary. The purpose of these plans is generally to provide additional financial security during retirement by providing employees with an incentive to save throughout their employment. Our contributions and related expense totaled $1.2 million, $1.2 million, and $1.4 million, for the fiscal years ended October 31, 2025, 2024, and 2023, respectively.

## 8.  STOCK–BASED COMPENSATION

In March 2016, we adopted the Hurco Companies, Inc. 2016 Equity Incentive Plan (as amended, the "2016 Equity Plan"), which allows us to grant awards of stock options, stock appreciation rights, restricted stock, stock units and other stock-based awards. The 2016 Equity Plan replaced the Hurco Companies, Inc. 2008 Equity Incentive Plan (the "2008 Equity Plan") and is the only active plan under which equity awards may be made by us to our employees and non-employee directors. No further awards will be made under our 2008 Equity Plan. The total number of shares of our common stock that may be issued pursuant to awards under the 2016 Equity Plan was initially 856,048, which included 386,048 shares that remained available for future grants under the 2008 Equity Plan as of March 10, 2016, the date our shareholders approved the 2016 Equity Plan. On March 10, 2022, our shareholders approved the Amended and Restated Hurco Companies, Inc. 2016 Equity Incentive Plan, which, among other items, increased the aggregate number of shares that may be issued under the 2016 Equity Plan by 850,000 shares. On March 13, 2025, our shareholders approved an amendment to the 2016 Equity Plan, which increased the aggregate number of shares that may be issued thereunder by an additional 850,000 shares.

The Compensation Committee of our Board of Directors has the authority to determine the officers, directors, and key employees who will be granted awards under the 2016 Equity Plan; designate the number of shares subject to each award; determine the terms and conditions upon which awards will be granted; and prescribe the form and terms of award agreements. We have granted restricted shares and performance stock units under the 2016 Equity Plan that are currently outstanding. The market value of a share of our common stock, for purposes of the 2016 Equity Plan, is the closing sale price as reported by the Nasdaq Global Select Market on the date in question or, if not a trading day, on the last preceding trading date.

### Stock Options

The final 11,559 shares remaining available under option were exercised during the fiscal year ended October 31, 2023. There were no stock options outstanding as of October 31, 2025 and 2024.

### Time-based Restricted Shares and Performance Stock Units

On March 13, 2025, March 14, 2024, and March 9, 2023, the Compensation Committee granted a total of 29,868 shares, 22,878 shares, and 17,226 shares of time-based restricted stock, respectively, to our non-employee directors, which vest in full one year from the date of grant provided the recipient remains on the board of directors through that date. The grant date fair values of the restricted shares were based on the closing sales price of our common stock on the grant dates, which were $16.07, $20.98, and $27.86 per share, respectively.

On November 13, 2024, November 8, 2023, and November 9, 2022, the Compensation Committee granted a total of 13,525 shares, 16,673 shares, and 12,223 shares of time-based restricted stock, respectively, to our non-executive employees. The restricted shares vest in thirds over three years from the date of grant provided the recipient remains employed through that date. The grant date fair values of the restricted shares were based upon the closing sales price of our common stock on the dates of grant, which were $21.80, $19.78, and $24.53 per shares, respectively.

On January 7, 2025, the Compensation Committee approved a long-term incentive compensation arrangement for our executive officers in the form of time-based restricted shares and performance stock units ("PSUs"), which will be payable in shares of our common stock if earned and vested. The awards were approximately 45% time-based vesting and approximately 55% performance-based vesting. The three-year performance period for the PSUs is fiscal year 2025 through fiscal year 2027.

On that date, the Compensation Committee granted a total of 75,119 shares of time-based restricted stock to our executive officers. The restricted shares vest in thirds over three years from the date of grant provided the recipient remains employed through that date. The grant date fair value of the restricted shares was based upon the closing sales price of our common stock on the date of grant, which was $19.81 per share.

On January 7, 2025, the Compensation Committee also granted a total target number of 50,078 PSUs to our executive officers designated as "PSU – NI". These PSUs were weighted as approximately 30% of the overall 2025 executive long-term incentive compensation arrangement and will vest and be paid based upon the achievement of pre-established goals related to our average net income over the three-year period of fiscal years 2025-2027. Participants will have the ability to earn between 50% of the target number of the PSUs – NI for achieving threshold performance and 200% of the target number of the PSUs – NI for achieving maximum performance. The grant date fair value of the PSUs – NI was based on the closing sales price of our common stock on the grant date, which was $19.81 per PSU.

On January 7, 2025, the Compensation Committee also granted a total target number of 41,735 PSUs to our executive officers designated as "PSU – FCF". These PSUs were weighted as approximately 25% of the overall 2025 executive long-term incentive compensation arrangement and will vest and be paid based upon the achievement of pre-established goals related to our average free cash flow over the three-year period of fiscal years 2025-2027. Participants will have the ability to earn between 50% of the target number of the PSUs – FCF for achieving threshold performance and 200% of the target number of the PSUs – FCF for achieving maximum performance. The grant date fair value of the PSUs – FCF was based on the closing sales price of our common stock on the grant date, which was $19.81 per PSU.

On January 4, 2024, the Compensation Committee approved a long-term incentive compensation arrangement for our executive officers in the form of time-based restricted shares and PSUs under the 2016 Equity Plan, which will be payable in shares of our common stock if earned and vested. The awards were approximately 25% time-based vesting and approximately 75% performance-based vesting. The three-year performance period for the PSUs is fiscal year 2024 through fiscal year 2026.

On that date, the Compensation Committee granted a total of 36,574 shares of time-based restricted shares to our executive officers. The restricted shares vest in thirds over three years from the date of grant provided the recipient remains employed through that date. The grant date fair value of the restricted shares was based upon the closing sales price of our common stock on the date of grant, which was $21.53 per share.

On January 4, 2024, the Compensation Committee also granted a total target number of 58,520 PSUs to our executive officers designated as "PSU – NI". These PSUs were weighted as approximately 40% of the overall 2024 executive long-term incentive compensation arrangement and will vest and be paid based upon the achievement of pre-established goals related to our average net income over the three-year period of fiscal years 2024-2026. Participants will have the ability to earn between 50% of the target number of the PSUs – NI for achieving threshold performance and 200% of the target number of the PSUs – NI for achieving maximum performance. The grant date fair value of the PSUs – NI was based on the closing sales price of our common stock on the grant date, which was $21.53 per PSU.

On January 4, 2024, the Compensation Committee also granted a total target number of 51,205 PSUs to our executive officers designated as "PSU – FCF". These PSUs were weighted as approximately 35% of the overall 2024 executive long-term incentive compensation arrangement and will vest and be paid based upon the achievement of pre-established goals related to our average free cash flow over the three-year period of fiscal years 2024-2026. Participants will have the ability to earn between 50% of the target number of the PSUs – FCF for achieving threshold performance and 200% of the target number of the PSUs – FCF for achieving maximum performance. The grant date fair value of the PSUs – FCF was based on the closing sales price of our common stock on the grant date, which was $21.53 per PSU.

On January 3, 2023, the Compensation Committee approved a long-term incentive compensation arrangement for our executive officers in the form of time-based restricted shares and PSUs under the 2016 Equity Plan, which will be payable in shares of our common stock if earned and vested. The awards were approximately 25% time-based vesting and approximately 75% performance-based vesting. The three-year performance period for the PSUs is fiscal year 2023 through fiscal year 2025.

On that date, the Compensation Committee granted a total of 29,376 shares of time-based restricted shares to our executive officers. The restricted shares vest in thirds over three years from the date of grant provided the recipient remains employed through that date. The grant date fair value of the restricted shares was based upon the closing sales price of our common stock on the date of grant, which was $26.38 per share.

On January 3, 2023, the Compensation Committee also granted a total target number of 47,003 PSUs to our executive officers designated as "PSU – NI". These PSUs were weighted as approximately 40% of the overall 2023 executive long-term incentive compensation arrangement and will vest and be paid based upon the achievement of pre-established goals related to our average net income over the three-year period of fiscal years 2023-2025. Participants will have the ability to earn between 50% of the target number of the PSUs – NI for achieving threshold performance and 200% of the target number of the PSUs – NI for achieving maximum performance. The grant date fair value of the PSUs – NI was based on the closing sales price of our common stock on grant date, which was $26.38 per PSU.

On January 3, 2023, the Compensation Committee also granted a total target number of 41,126 PSUs to our executive officers designated as "PSU – FCF". These PSUs were weighted as approximately 35% of the overall 2023 executive long-term incentive compensation arrangement and will vest and be paid based upon the achievement of pre-established goals related to our average free cash flow over the three-year period of fiscal years 2023-2025. Participants will have the ability to earn between 50% of the target number of the PSUs – FCF for achieving threshold performance and 200% of the target number of the PSUs – FCF for achieving maximum performance. The grant date fair value of the PSUs – FCF was based on the closing sales price of our common stock on the grant date, which was $26.38 per PSU.

A reconciliation of our restricted shares and PSU activity and related information is as follows:

| | Number of Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested at October 31, 2024 | 378,092 | $ 24.97 |
| Shares or units granted | 210,326 | 19.41 |
| Shares or units vested | (71,244) | 25.80 |
| Shares or units cancelled | (42,930) | 30.96 |
| Shares withheld | (17,748) | 28.51 |
| Unvested at October 31, 2025 | 456,496 | $ 21.58 |

During fiscal years 2025, 2024, and 2023, we recorded approximately $1.7 million, $1.6 million, and $2.7 million, respectively, of stock–based compensation expense related to grants under the 2016 Equity Plan. As of October 31, 2025, there was an estimated $2.4 million of total unrecognized stock–based compensation cost that we expect to recognize by the end of the first quarter of fiscal year 2028.

## 9.    RELATED PARTY TRANSACTIONS

As of October 31, 2025, we owned approximately 35% of the outstanding shares of a Taiwanese–based contract manufacturer, Hurco Automation, Ltd. ("HAL"). HAL's scope of activities includes the design, manufacture, sales, and distribution of industrial automation products, software systems, and related components, including control systems and components produced under contract for sale exclusively to us. We are accounting for this investment using the equity method. The investment of $5.5 million and $5.3 million as of October 31, 2025 and 2024, respectively, is included in Investments and other assets, net on the Consolidated Balance Sheets. Purchases of control systems and components from HAL amounted to $6.1 million, $6.6 million, and $10.2 million in fiscal years 2025, 2024, and 2023, respectively. Sales of control component parts to HAL were less than $0.1 million for each of the fiscal years ended October 31, 2025, 2024, and 2023. Trade payables to HAL were $1.2 million and $0.7 million as of October 31, 2025 and 2024, respectively. There were no trade receivables outstanding from HAL as of October 31, 2025 and 2024.

Summary financial information for HAL's operations and financial condition is as follows (in thousands):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net Sales | $ 7,984 | $ 10,065 | $ 13,025 |
| Gross Profit | 1,111 | 1,915 | 2,224 |
| Operating Income | (66) | 749 | 1,025 |
| Net Income | 174 | 1,060 | 2,007 |
| | | | |
| Current Assets | $ 12,322 | $ 13,101 | $ 13,669 |
| Non–current Assets | 9,141 | 8,389 | 7,115 |
| Current Liabilities | 2,541 | 3,000 | 3,385 |
| Non-current Liabilities | 2,628 | 2,509 | 2,027 |

## 10.    CONTINGENCIES AND LITIGATION

From time to time, we are involved in various claims and lawsuits arising in the normal course of business. Pursuant to applicable accounting rules, we accrue the minimum liability for each known claim when the estimated outcome is a range of possible loss and no one amount within that range is more likely than another. We maintain insurance policies for such matters, and we record insurance recoveries when we determine such recovery to be probable. We do not expect any of these claims, individually or in the aggregate, to have a material adverse effect on our consolidated financial position or results of operations. We believe that the ultimate resolution of claims for any losses will not exceed our insurance policy coverages.

## 11.  GUARANTEES AND PRODUCT WARRANTIES

From time to time, our subsidiaries guarantee third party payment obligations in connection with the sale of machines to customers that use financing. We follow FASB guidance for accounting for guarantees (codified in ASC 460). As of October 31, 2025, we had four outstanding third party payment guarantees totaling approximately $0.4 million. The terms of these guarantees are consistent with the underlying customer financing terms. Upon shipment of a machine, the customer assumes the risk of ownership. The customer does not obtain title, however, until it has paid for the machine. A retention of title clause allows us to recover the machine if the customer defaults on the financing. We accrue liabilities under these guarantees at fair value, which amounts are not material.

We provide warranties on our products with respect to defects in material and workmanship. The terms of these warranties are generally one year for machines and shorter periods for service parts. We recognize an estimated liability with respect to this obligation at the time of product sale, with subsequent warranty claims recorded against the estimated liability. The amount of the warranty estimated liability is determined based on historical trend experience and any known warranty issues that could cause future warranty costs to differ from historical experience. A reconciliation of the changes in our warranty estimated liability for each of the last three fiscal years is as follows (in thousands):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Balance, beginning of period | $ 1,086 | $ 1,294 | $ 1,426 |
| Provision for warranties during the period | 2,257 | 2,296 | 2,629 |
| Charges to the estimated liability | (2,395) | (2,527) | (2,792) |
| Impact of foreign currency translation | 19 | 23 | 31 |
| Balance, end of period | $ 967 | $ 1,086 | $ 1,294 |

The decreases in our warranty estimated liability from October 31, 2024 to October 31, 2025 and from October 31, 2023 to October 31, 2024 were primarily due to lower overall sales volume of vertical milling machines.

## 12.  LEASES

Our lease portfolio includes leased production and assembly facilities, warehouses and distribution centers, office space, vehicles, material handling equipment utilized in our production and assembly facilities, laptops and other information technology equipment, as well as other miscellaneous leased equipment. Most of the leased production and assembly facilities have lease terms ranging from two to five years, although the terms and conditions of our leases can vary significantly from lease to lease. We have assessed the specific terms and conditions of each lease to determine the amount of the lease payments and the length of the lease term, which includes the minimum period over which lease payments are required plus any renewal options that are both within our control to exercise and reasonably certain of being exercised upon lease commencement. In determining whether or not a renewal option is reasonably certain of being exercised, we assessed all relevant factors to determine if sufficient incentives exist as of lease commencement to conclude renewal is reasonably certain. There are no material residual value guarantees provided by us, nor any restrictions or covenants imposed by the leases to which we are a party. In determining the lease liability, we utilize our incremental borrowing rate to discount the future lease payments over the lease term to present value.

We record a right-of-use asset and lease liability on our Consolidated Balance Sheets for all leases that, at the commencement date, have a lease term of more than 12 months and are classified as leases under ASC 842.

We recorded total operating lease expense for the fiscal years ended October 31, 2025 2024, and 2023 of $5.4 million, $5.4 million, and $5.2 million, respectively, which is classified within Cost of sales and service and Selling, general and administrative expenses within the Consolidated Statements of Operations. Operating lease expense includes short-term leases and variable lease payments, which are immaterial. There has been no cost to obtain leases capitalized on the Consolidated Balance Sheets as of October 31, 2025.

The following table summarizes supplemental cash flow information and non-cash activity related to operating leases for fiscal years 2025, 2024 and 2023 (in thousands):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Operating cash flow information: | | | |
| Cash paid for amounts included in the measurement of lease liabilities | $ 5,064 | $ 4,950 | $ 4,770 |
| Non-cash information: | | | |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $ 4,763 | $ 4,929 | $ 7,485 |

The following table summarizes the maturities of undiscounted cash flows of lease commitments reconciled to the total lease liability as of October 31, 2025 (in thousands):

| | |
|---|---|
| 2026 | $ 4,712 |
| 2027 | 3,777 |
| 2028 | 2,458 |
| 2029 | 784 |
| 2030 | 405 |
| 2031 and thereafter | 538 |
| Total | 12,674 |
| Less: Imputed interest | (740) |
| Present value of operating lease liabilities | $ 11,934 |

As of October 31, 2025, the weighted-average remaining term of our lease portfolio was approximately 3.3 years, and the weighted-average discount rate was approximately 3.3%.

## 13. SEGMENT INFORMATION

We are organized and managed as a single operating and reportable segment: industrial automation equipment. We design, manufacture, and sell computerized (i.e., Computer Numeric Control) machine tools, consisting primarily of vertical machining centers (mills) and turning centers (lathes), to companies in the metal cutting industry through a worldwide sales, service, and distribution network. Although most of our computer control systems and software products are proprietary, they predominantly use industry standard personal computer components. Our computer control systems and software products are primarily sold as integral components of our computerized machine tool products. We also provide machine tool components, automation integration equipment and solutions for job shops, software options, control upgrades, accessories, and replacement parts for our products, as well as customer service, training, and applications support. Our products are marketed and sold internationally through a broad network of independent distributors and agents and direct sales. In fiscal year 2025, approximately 62% of our revenues were from customers located outside of the Americas, and no single distributor or end-user of our products accounted for more than 5% of our total sales and service fees.

Our chief operating decision maker ("CODM") is the President and Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated sales and service fees, gross profit, operating (loss) income and net (loss) income, as shown on the Consolidated Statements of Operations, to assess financial performance and allocate resources. The consolidated financial metrics are used by the CODM to make key operating decisions, such as the allocation of capital between reinvestment in the business, the payment of dividends, and acquisitions. While the CODM receives some additional detailed financial information related to operating expenses, consolidated selling, general and administrative expenses is the significant expense he uses to manage operations. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table sets forth the contribution of each of our product groups and services to our total sales and service fees during each of the past three fiscal years (in thousands):

**Net Sales and Service Fees by Product Category**

|  | Year Ended October 31, | | |
|---|---|---|---|
|  | 2025 | 2024 | 2023 |
| Computerized Machine Tools | $ 142,259 | $ 147,561 | $ 188,335 |
| Computer Control Systems and Software [†] | 2,416 | 2,447 | 2,805 |
| Service Parts | 25,095 | 27,628 | 28,439 |
| Service Fees | 8,784 | 8,948 | 8,228 |
| Total | $ 178,554 | $ 186,584 | $ 227,807 |

[†] Amounts shown do not include computer control systems and software sold as an integrated component of computerized machine systems.

The following table sets forth revenues by geographic area, based on customer location, for each of the past three fiscal years (in thousands):

|  | Year Ended October 31, | | |
|  | 2025 | 2024 | 2023 |
| --- | ---: | ---: | ---: |
| United States of America | $ 66,293 | $ 70,342 | $ 83,747 |
| Other Americas | 3,505 | 2,956 | 5,666 |
|   Total Americas | 69,798 | 73,298 | 89,413 |
|  |  |  |  |
| Germany | 24,299 | 28,139 | 30,468 |
| United Kingdom | 30,001 | 26,668 | 29,704 |
| Other Europe | 35,328 | 36,110 | 55,609 |
|   Total Europe | 89,628 | 90,917 | 115,781 |
|  |  |  |  |
| Asia Pacific | 17,627 | 21,326 | 21,403 |
| Other Foreign | 1,501 | 1,043 | 1,210 |
|   Grand Total | $ 178,554 | $ 186,584 | $ 227,807 |

Long–lived tangible assets, net by geographic area, were (in thousands):

|  | As of October 31, | | |
|  | 2025 | 2024 | 2023 |
| --- | ---: | ---: | ---: |
| United States of America | $ 8,308 | $ 9,510 | $ 7,072 |
| Foreign countries | 12,236 | 13,025 | 4,034 |
|  | $ 20,544 | $ 22,535 | $ 11,106 |

Net assets by geographic area were (in thousands):

|  | As of October 31, | | |
|  | 2025 | 2024 | 2023 |
| --- | ---: | ---: | ---: |
| Americas | $ 22,819 | $ 45,798 | $ 70,649 |
| Europe | 100,082 | 88,810 | 81,730 |
| Asia Pacific | 75,886 | 72,564 | 69,852 |
|  | $ 198,787 | $ 207,172 | $ 222,231 |

## 14. NEW ACCOUNTING PRONOUNCEMENTS

*New Accounting Pronouncements:*

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and usefulness of income tax disclosures by providing incremental and disaggregated income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid by jurisdiction. This standard is effective for fiscal years beginning after December 31, 2024, with early adoption permitted. The standard allows for prospective or retrospective application upon adoption. We are currently assessing the impact this new accounting guidance will have on our consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires companies to disclose disaggregated information about any relevant expense caption presented on the face of the income statement within continuing operations into the following required natural expense categories, as applicable: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities or other depletion expenses. This update will be effective for our fiscal year 2028 annual reporting. Early adoption is permitted. We are currently assessing the impact this new accounting guidance will have on our consolidated financial statements and disclosures.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which enables entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas: (1) similar risk assessment for cash flow hedges, (2) hedging forecasted interest payments on choose-your-rate debt instruments, (3) cash flow hedges of nonfinancial forecasted transactions, (4) net written options as hedging instruments, and (5) foreign-currency-denominated debt instrument as hedging instrument and hedged item (dual hedge). This ASU is effective for fiscal year 2028. Early adoption is permitted. We are currently assessing the impact this new accounting guidance will have on our consolidated financial statements and disclosures.

## Item 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A.  CONTROLS AND PROCEDURES

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2025, pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the evaluation date.

There have been no changes in our internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended October 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The attestation report of our independent registered public accounting firm on our internal control over financial reporting is included in this report under Item 8. Financial Statements and Supplementary Data. Our management's annual report on internal control over financial reporting is below.

## Management's Annual Report on Internal Control over Financial Reporting

To the Shareholders and
Board of Directors
of Hurco Companies, Inc.

Management of Hurco Companies, Inc. (the "Company") has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Management is responsible for the Company's financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In management's opinion, the Company's internal control over financial reporting as of October 31, 2025, was effective based on the criteria specified above.

Our independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), which also audited our consolidated financial statements, audited the effectiveness of our internal control over financial reporting as of October 31, 2025. Deloitte has issued their attestation report, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

/s/ Gregory S. Volovic
Gregory S. Volovic
President and Chief Executive Officer


/s/ Sonja K. McClelland
Sonja K. McClelland
Executive Vice President, Treasurer, and
Chief Financial Officer

Indianapolis, Indiana
January 9, 2026

**Item 9B.    OTHER INFORMATION**

*Trading Arrangements*

During the three months ended October 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in the Securities and Exchange Commission's rules).

*Stock Price Performance Graph*

The graph below matches the cumulative 5-Year total return of holders of Hurco Companies, Inc.'s common stock with the cumulative total returns of the Russell 2000 index, the NASDAQ Global Select index and a customized peer group of sixteen companies that includes: Ampco-Pittsburgh Corp, Broadwind Inc, Douglas Dynamics Inc, DMC Global Inc, Eastern Company, Energy Recovery Inc, Graham Corp, Helios Technologies Inc, Key Tronic Corp, Omega Flex Inc, Onto Innovation Inc, Proto Labs Inc, Transcat Inc, Twin Disc Inc, UFP Technologies Inc and Vishay Precision Group Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on October 31, 2020 and tracks it through October 31, 2025.

## COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Hurco Companies, Inc., the Russell 2000 Index, the NASDAQ Global Select Index,
and a Peer Group



*$100 invested on 10/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

|  | 10/31/2020 | 10/31/2021 | 10/31/2022 | 10/31/2023 | 10/31/2024 | 10/31/2025 |
|---|---|---|---|---|---|---|
| Hurco Companies, Inc. | 100.00 | 110.62 | 80.67 | 71.57 | 76.35 | 65.23 |
| Russell 2000 | 100.00 | 150.80 | 122.84 | 112.32 | 150.59 | 172.30 |
| NASDAQ Global Select | 100.00 | 138.68 | 96.13 | 116.50 | 165.85 | 220.31 |
| Peer Group | 100.00 | 136.90 | 110.52 | 121.31 | 165.72 | 142.33 |

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.*

*2026 Credit Agreement*

Because we are filing this Annual Report on Form 10-K within four business days after the triggering event, we are making the following disclosure under this Part II, Item 9B instead of filing a Current Report on Form 8-K under Item 1.01. Entry into a Material Definitive Agreement and Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On January 5, 2026, we entered into the 2026 Credit Agreement with Bank of America, N.A., as the lender. The 2026 Credit Agreement provides for a secured revolving credit and letter of credit facility in a maximum aggregate amount of $20.0 million. The 2026 Credit Agreement provides that the maximum amount of outstanding letters of credit at any one time may not exceed $10.0 million and the maximum amount of all outstanding loans denominated in alternative currencies at any one time may not exceed $20.0 million. Under the 2026 Credit Agreement, we are the borrower, and certain of our subsidiaries are guarantors. Our obligations under the 2026 Credit Agreement are secured by a security interest in substantially all of our personal property and substantially all of the personal property of each subsidiary guarantor. The scheduled maturity date of the 2026 Credit Agreement is December 31, 2026.

Borrowings under the 2026 Credit Agreement bear interest at floating rates based on, at our option, either (i) a rate based upon the SOFR, the Sterling Overnight Index Average Reference Rate, the Euro Interbank Offering Rate, or another alternative currency-based rate approved by the lender, depending on the term of the loan and the currency in which such loan is denominated, plus 2.50% per annum, or (ii) a base rate (which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate or (c) the one month SOFR-based rate plus 1.00%), plus 1.50% per annum. Outstanding letters of credit will carry an annual rate of 2.50%.

The 2026 Credit Agreement contains customary affirmative and negative covenants and events of default, including covenants (1) restricting us from making certain investments, loans, advances and acquisitions (but permitting us to make investments in subsidiaries of up to $10.0 million); (2) restricting us from making certain payments, including (a) cash dividends, except that we may pay cash dividends as long as immediately before and after giving effect to such payment, the sum of the unused amount of the commitments under the 2026 Credit Agreement plus our cash on hand is not less than $10.0 million, we are in pro forma compliance with the maximum consolidated leverage ratio covenant as described below, and we are not in default before and after giving effect to such dividend payments and (b) payments made to repurchase shares of our common stock, except that we may repurchase shares of our common stock as long as we are not in default before and after giving effect to such repurchases and the aggregate amount of payments made by us for all such repurchases during any fiscal year does not exceed $10.0 million; and (3) requiring that we maintain a maximum consolidated leverage ratio of total debt to EBITDA no greater than 2.00 to 1.00, with EBITDA defined as the greater of (i) consolidated EBITDA for the most recently completed measurement period and (ii) $1.00. We may use the proceeds from advances under the 2026 Credit Agreement for general corporate purposes.

The foregoing summary of the 2026 Credit Agreement is qualified in its entirety by reference to the complete terms and provisions of the 2026 Credit Agreement, which is filed herewith as Exhibit 10.19 and is incorporated herein by reference.

**Item 9C.** **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

**PART III**

**Item 10.** **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this item is incorporated herein by reference to the definitive proxy statement for our 2026 annual meeting of shareholders except that the information required by Item 10 regarding our executive officers is included herein under the caption "Information about our Executive Officers" at the end of Part I.

**Item 11.** **EXECUTIVE COMPENSATION**

The information required by this item is incorporated herein by reference to the definitive proxy statement for our 2026 annual meeting of shareholders.

**Item 12.** **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this item is incorporated herein by reference to the definitive proxy statement for our 2026 annual meeting of shareholders.

**Item 13.** **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this item is incorporated herein by reference to the definitive proxy statement for our 2026 annual meeting of shareholders.

**Item 14.** **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this item is incorporated herein by reference to the definitive proxy statement for our 2026 annual meeting of shareholders.

**PART IV**

**Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)   1.   <u>Financial Statements</u>. The following consolidated financial statements of the Company are included herein under Item 8 of Part II:

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP, PCAOB Firm ID No. 00034 | 47 |
| Report of Independent Registered Public Accounting Firm – RSM US LLP, PCAOB Firm ID No. 00049 | 50 |
| Consolidated Statements of Operations – years ended October 31, 2025, 2024, and 2023 | 51 |
| Consolidated Statements of Comprehensive Income (Loss) – years ended October 31, 2025, 2024 and 2023 | 52 |
| Consolidated Balance Sheets – as of October 31, 2025 and 2024 | 53 |
| Consolidated Statements of Cash Flows – years ended October 31, 2025, 2024 and 2023 | 54 |
| Consolidated Statements of Changes in Shareholders' Equity – years ended October 31, 2025, 2024 and 2023 | 55 |
| Notes to Consolidated Financial Statements | 56 |

   2.   <u>Financial Statement Schedule</u>. The following financial statement schedule is included in this Item.

**Schedule II – Valuation and Qualifying Accounts and Reserves**
**for the Years Ended October 31, 2025, 2024 and 2023**
(Dollars in thousands)

| Description | Balance at Beginning of Period | Charged to/ (Recovered from) Costs and Expenses | Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| Allowance for doubtful accounts for the year ended: |  |  |  |  |  |
| October 31, 2025 | $   1,482 | $   174 | $   — | $   422 [(1)] | $   1,234 |
| October 31, 2024 | $   1,518 | $   214 | $   — | $   250 [(1)] | $   1,482 |
| October 31, 2023 | $   1,486 | $   79 | $   — | $   47 [(1)] | $   1,518 |
|  |  |  |  |  |  |
| Income tax valuation allowance for the year ended: |  |  |  |  |  |
| October 31, 2025 | $   9,203 | $   6,380 | $   — | $   2,339 | $   13,244 |
| October 31, 2024 | $   1,810 | $   8,590 | $   — | $   1,197 | $   9,203 |
| October 31, 2023 | $   1,754 | $   249 | $   — | $   193 | $   1,810 |

---

[(1)]   Receivable write–offs.

All other financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(b)  Exhibits

## EXHIBITS INDEX

Exhibits Filed. The following exhibits are filed with this report:

| | |
|---|---|
| 4.1 | Description of the Company's Common Stock. |
| 10.1 | Credit Agreement, dated as of January 5, 2026, among Hurco Companies, Inc., as the Borrower, certain subsidiaries party thereto, as the Guarantors, the Lenders party thereto and Bank of America, N.A., as the Administrative Agent. |
| 21.1 | Subsidiaries of the Registrant. |
| 23.1 | Consent of Independent Registered Public Accounting Firm, Deloitte and Touche, LLP. |
| 23.2 | Consent of Independent Registered Public Accounting Firm, RSM US LLP. |
| 31.1 | Certification by the Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. |
| 31.2 | Certification by the Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. |
| 32.1 | Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | The following information from the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Operations; (ii) Consolidated Statements of Comprehensive Income (Loss); (iii) Consolidated Balance Sheets; (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Changes in Shareholders' Equity; (vi) Notes to Consolidated Financial Statements; and (vii) information set forth under "Trading Arrangements" in Part II, Item 9B. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

Exhibits Incorporated by Reference. The following exhibits are incorporated into this report:

3.1      Amended and Restated Articles of Incorporation of the Registrant, as amended effective March 15, 2024, incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2024.

3.2      Amended and Restated By-Laws of the Registrant as amended through March 15, 2024 incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2024.

10.2*      Hurco Companies, Inc. 2016 Equity Incentive Plan, as amended and restated as of March 10, 2022, as further amended March 13, 2025 incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on March 13, 2025.

10.3*      Form of Restricted Stock Agreement (Director) under the 2016 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 10, 2016.

10.4*      Form of Restricted Stock Award Agreement (Employee) under the 2016 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2017.

10.5*      Form of Performance Stock Unit Award Agreement (Employee) under the 2016 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2017.

10.6*      Hurco Companies, Inc. Cash Incentive Plan, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on March 10, 2016.

10.7*      Employment Agreement dated March 15, 2012, between Hurco Companies, Inc. and Michael Doar, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 16, 2012.

10.8*      First Amendment to Employment Agreement, dated as of November 11, 2021, by and between Hurco Companies, Inc. and Michael Doar, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 17, 2021.

10.9*      Employment Agreement dated March 15, 2012, between Hurco Companies, Inc. and Gregory S. Volovic, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed March 16, 2012.

10.10*      First Amendment to Employment Agreement, dated as of November 11, 2021, by and between Hurco Companies, Inc. and Gregory S. Volovic, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 17, 2021.

10.11*      Employment Agreement dated March 15, 2012, between Hurco Companies, Inc. and Sonja K. McClelland, incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed March 16, 2012.

10.12*      Hurco Companies, Inc. 2008 Equity Incentive Plan, incorporated by reference to Appendix A of the Registrant's definitive Proxy Statement on Schedule 14A filed January 28, 2008.

10.13*      Form of restated split-dollar insurance agreement, incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2008.

10.14      Credit Agreement, dated as of December 31, 2018, among Hurco Companies, Inc. and Hurco B.V., as the Borrowers, certain subsidiaries party thereto, as the Guarantors, and Bank of America, N.A., as the Lender, incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2018.

10.15      First Amendment to Credit Agreement, dated as of March 13, 2020, to the Credit Agreement, dated as of December 31, 2018, among Hurco Companies, Inc. and Hurco B.V., as the Borrowers, certain subsidiaries party thereto, as the Guarantors, and Bank of America, N.A., as the Lender, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 13, 2020.

| 10.16 | Second Amendment to Credit Agreement, dated as of December 23, 2020, to the Credit Agreement, dated as of December 31, 2018, among Hurco Companies, Inc. and Hurco B.V., as the Borrowers, certain subsidiaries party thereto, as the Guarantors, and Bank of America, N.A., as the Lender, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 29, 2020. |
|---|---|
| 10.17 | Third Amendment to Credit Agreement, dated as of December 17, 2021, to the Credit Agreement, dated as of December 31, 2018, among Hurco Companies, Inc. and Hurco B.V., as the Borrowers, certain subsidiaries party thereto, as the Guarantors, and Bank of America, N.A., as the Lender, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 23, 2021. |
| 10.18 | Fourth Amendment to Credit Agreement, dated as of January 4, 2023, to the Credit Agreement, dated as of December 31, 2018, among Hurco Companies, Inc. and Hurco B.V., as the Borrowers, certain subsidiaries party thereto, as the Guarantors, and Bank of America, N.A., as the Lender, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 6, 2023. |
| 10.19 | Fifth Amendment to Credit Agreement, dated as of December 19, 2023, to the Credit Agreement, dated as of December 31, 2018, among Hurco Companies, Inc. and Hurco B.V., as the Borrowers, certain subsidiaries party thereto, as the Guarantors, and Bank of America, N.A., as the Lender, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 22, 2023. |
| 19.1 | Hurco Companies, Inc. Insider Trading Policy incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2023. |
| 97.1 | Hurco Companies, Inc. Compensation Recovery Policy incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2023. |

\* The indicated exhibit is a management contract, compensatory plan, or arrangement required to be listed by Item 601 of Regulation S-K.

## Item 16.    FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, this 9th day of January, 2026.

HURCO COMPANIES, INC.

By: /s/ Sonja K. McClelland
      Sonja K. McClelland
      Executive Vice President, Treasurer and
      Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature and Title(s) | Date |
| --- | --- |
| /s/ Gregory S. Volovic<br>Gregory S. Volovic<br>Chief Executive Officer, President and Director of Hurco Companies, Inc.<br>(Principal Executive Officer) | January 9, 2026 |
| /s/ Sonja K. McClelland<br>Sonja K. McClelland<br>Executive Vice President, Treasurer and<br>Chief Financial Officer of Hurco Companies, Inc.<br>(Principal Financial Officer) | January 9, 2026 |
| /s/ HaiQuynh Jamison<br>HaiQuynh Jamison<br>Corporate Controller of Hurco Companies, Inc.<br>(Principal Accounting Officer) | January 9, 2026 |
| /s/ Michael Doar<br>Michael Doar, Executive Chairman of the Board | January 9, 2026 |
| /s/ Cynthia Dubin<br>Cynthia Dubin, Director | January 9, 2026 |
| /s/ Timothy J. Gardner<br>Timothy J. Gardner, Director | January 9, 2026 |
| /s/ Jay C. Longbottom<br>Jay C. Longbottom, Director | January 9, 2026 |
| /s/ Richard Porter<br>Richard Porter, Director | January 9, 2026 |
| /s/ Benjamin Rashleger<br>Benjamin Rashleger, Director | January 9, 2026 |
| /s/ Janaki Sivanesan<br>Janaki Sivanesan, Director | January 9, 2026 |

**Exhibit 21.1**

## SUBSIDIARIES OF THE REGISTRANT

## SUBSIDIARIES OF HURCO COMPANIES, INC.

| Name | Jurisdiction of Incorporation |
| --- | --- |
| Hurco B.V | The Netherlands |
| Hurco Europe Limited | United Kingdom |
| Hurco GmbH | Federal Republic of Germany |
| Hurco India Private, Ltd. | India |
| Hurco Manufacturing Limited | Taiwan R.O.C. |
| Hurco S.a.r.l. | France |
| Hurco S.r.l. | Italy |
| Hurco (S.E. Asia) Pte Ltd. | Singapore |
| LCM Precision Technology S.r.l. | Italy |
| Machinery Sales Co. | United States |
| Milltronics USA, Inc. | United States |
| Milltronics Europe B.V. | The Netherlands |
| Ningbo Hurco Machine Tool Co., Ltd. | China |
| Takumi Precision Co, Ltd. | Taiwan |

Hurco Companies, Inc. is the Company's headquarters in Indianapolis, Indiana, U.S.A. The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2025.

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-48204, 333-126036, 333-149809, 333-210072, 333-263461 and 333-285777 on Form S-8 of our report dated January 9, 2026, relating to the financial statements of Hurco Companies, Inc. and the effectiveness of Hurco Company Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended October 31, 2025.

/s/ Deloitte and Touche LLP

Indianapolis, Indiana
January 9, 2026

**Exhibit 23.2**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement Nos. 333-48204, 333-126036, 333-149809, 333-210072, 333-263461 and 333-285777 on Form S-8 of our report dated January 5, 2024, relating to the financial statements of Hurco Companies, Inc. and the effectiveness of Hurco Company Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended October 31, 2025.

/s/ RSM US LLP

Indianapolis, Indiana
January 9, 2026

**Exhibit 31.1**

## CERTIFICATION PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Gregory S. Volovic, certify that:

1. I have reviewed this annual report on Form 10-K of Hurco Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Gregory S. Volovic
_____
Gregory S. Volovic
Chief Executive Officer and President
January 9, 2026

**Exhibit 31.2**

**CERTIFICATION PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

I, Sonja K McClelland, certify that:

1. I have reviewed this annual report on Form 10-K of Hurco Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Sonja K. McClelland
_____
Sonja K. McClelland
Executive Vice President, Treasurer and
Chief Financial Officer
January 9, 2026

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hurco Companies, Inc. (the "Company") on Form 10-K for the year ended October 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gregory S. Volovic
Gregory S. Volovic
Chief Executive Officer and President
January 9, 2026

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hurco Companies, Inc. (the "Company") on Form 10-K for the year ended October 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sonja K. McClelland
Sonja K. McClelland
Executive Vice President, Treasurer and
Chief Financial Officer
January 9, 2026

[This Page Intentionally Left Blank.]

# CORPORATE Leadership



## BOARD OF DIRECTORS

**Michael Doar**
*Executive Chairman,*
Hurco Companies, Inc.

**Cynthia Dubin**
*Former Member,*
UK Competition and
Markets Authority [CMA] [2]
*Former Executive,*
PivotPower, LLP

**Timothy Gardner**
*Former Executive,*
Illinois Tool Works [1, 3]

**Jay Longbottom**
*Operating Partner,*
BERKS Group [1, 3]

**Richard Porter**
*Private Equity Manager* [1, 3, 4]

**Benjamin Rashleger**
*President of
Machine Tools,*
Concept Advanced
Manufacturing Solutions [2]

**Janaki Sivanesan**
*Attorney,*
Sivanesan Law [2]

**Gregory S. Volovic**
*President and
Chief Executive Officer,*
Hurco Companies, Inc.

1 Nominating and Governance Committee
2 Audit Committee
3 Compensation Committee
4 Presiding Independent Director

## CORPORATE OFFICERS AND DIVISION EXECUTIVES

**Michael Doar**
*Executive Chairman*

**Gregory S. Volovic**
*President and
Chief Executive Officer*

**Sonja K. McClelland**
*Executive Vice President,
Treasurer and
Chief Financial Officer*

**HaiQuynh Jamison**
*Corporate Controller and
Principal Accounting Officer*

**Jonathon D. Wright**
*General Counsel and
Corporate Secretary*

**Klaus Hölzl**
*General Manager,*
Hurco GmbH [Germany],
Hurco Sp. z o.o. [Poland]

**Brian Nowicki**
*General Manager,*
Hurco North America

**Andrea Zambon**
*General Manager,*
Hurco S.r.l. [Italy]

**Sanjib Chakraborty**
*General Manager,*
Hurco India Private, Ltd.
[India]

**Philippe Chevalier**
*General Manager,*
Hurco S.a.r.l. [France]

**Ryan Delahanty**
*Managing Director,*
Milltronics

**Paul Gray**
*Operations Manager,*
ProCobots
*Vice President R&D and
Product Development*

**Roberto La Vista**
*General Manager,*
LCM Precision Technology
S.r.l. [Italy]

**Wai Yip Lee**
*General Manager,*
Hurco [S.E. Asia] Pte. Ltd.
[Singapore]

**Leanor Lin**
*Managing Director,*
Takumi [Taiwan]

**Song Liu**
*Senior Vice President,*
Manufacturing, Automation, and
China Business Development
Ningbo Hurco Trading Co., Ltd.
[Shanghai, China]

**David Waghorn**
*General Manager,*
Hurco Europe Limited
[United Kingdom]

**Martin Lee and Luke Wang**
*Vice General Managers,*
Hurco Manufacturing
Limited [Taiwan]

We provide customers with **reliable machine tools** equipped with sophisticated technologies.

  

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